File No. 000-54735

Washington, D.C. 20549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 2

To

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

KALOBIOS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0557236
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

260 East Grand Avenue, South San Francisco, CA	94080
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 243-3100

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

We are an “emerging growth company” as defined under the federal securities laws. For implications of our status as an emerging growth company, please see “Risk Factors” in Item 1A and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2 of this registration statement.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Business.

The Company

KaloBios is a biopharmaceutical company focused on the development of monoclonal antibody therapeutics for diseases that represent a significant burden to society and to patients and their families. We are developing patient-targeted, first-in-class medicines to treat serious medical conditions (Figure 1). By focusing on disease-specific targets and patient selection criteria, we aim to provide patients with medicines that are safe and effective and offer innovative approaches to the current treatments. Our primary clinical focus is on respiratory diseases and cancer. We currently have two antibodies for the treatment of respiratory diseases scheduled to begin Phase 2 clinical trials in the third quarter of 2012 and early 2013 and one antibody in Phase 1 clinical testing for hematological malignancies. Our business model is to identify and develop products through proof-of-concept studies, and then seek partnerships for further development while retaining commercial rights in specialty or orphan indications.

Patients with ventilator-associated pneumonia (VAP) caused by Pseudomonas aeruginosa (Pa) have a high mortality rate, with greater hospital utilization costs than patients without pneumonia. Chronic infection with Pa is a leading contributor to respiratory deterioration that, in individuals with cystic fibrosis (CF), ultimately leads to respiratory failure and death. Our first antibody, KB001-A (a Humaneered™, recombinant Fab´ antibody fragment), is being developed for the prevention and treatment of Pa infections. VAP caused by Pa infection in patients receiving mechanical ventilation (Pa VAP) and CF patients with chronic Pa lung colonization each represents a significant market opportunity for KB001-A. In January 2010, we entered into an agreement granting Sanofi Pasteur (Sanofi), the vaccines division of the Sanofi Group, exclusive worldwide rights to develop KB001-A for all indications, the lead indication being the prevention of Pa VAP. We retained the right to study KB001-A in CF patients. Under this agreement, Sanofi can elect to exercise its option for certain development and commercial rights to the CF indication based on pre-negotiated terms, at any time up to 90 days after the conclusion of our Phase 2 clinical trial. We are preparing to launch a randomized, placebo-controlled, Phase 2 clinical trial in CF, to investigate the efficacy and safety of KB001-A, by early 2013.

Worldwide, asthma impacts more than 300 million people. We are developing our second antibody, KB003 (a Humaneered™, recombinant, anti-granulocyte macrophage colony-stimulating factor (anti-GM-CSF) IgG1κ monoclonal antibody), for the treatment of asthma inadequately controlled by corticosteroids, an indication that needs better treatment options. Severe asthma not well treated with current standard therapies comprises approximately 5 - 10% of the asthma population in the United States, Europe, and Japan. We plan to launch a Phase 2 clinical trial in individuals with asthma inadequately controlled by corticosteroids in the third quarter of 2012.

Cancer is among the leading causes of death worldwide and the second leading cause of death in the United States. The National Institutes of Health estimates that the cost of medical treatment for cancer will be $158 billion in the year 2020. Our third antibody, KB004, is a Humaneered™, recombinant antibody directed against EphA3 receptor tyrosine kinase, which is an oncofetal antigen involved in the development and maturation of cells and is expressed on the surface of hematologic and solid tumor cells and the stem cell microenvironment but not on normal cells. As a result, we believe KB004 has the potential to be a novel approach to treating both hematologic malignancies and solid tumors. KB004 is currently in Phase 1 clinical development.

We have an early-stage antibody program, KB005, which may have application in asthma, chronic rhinosinusitis, eosinophilic esophagitis, chronic obstructive pulmonary disease (COPD), inflammatory bowel disease, and hypereosinophilic syndrome.

Figure 1

KaloBios Patient-Targeted Therapies

All our antibodies were generated using our proprietary Humaneered™ technology, a method that converts nonhuman antibodies (typically mouse) into engineered, human antibodies that have a high binding affinity to their target and are designed for chronic therapeutic use. We believe that antibodies produced with our Humaneered™ technology offer important clinical and economic advantages over antibodies generated by other methods, in terms of high binding affinity, high manufacturing yields, and minimal to no immunogenicity (undesired immune response) upon repeat administration.

With each of our antibody programs, we take a patient-targeted approach by developing a prognostic screen or diagnostic to identify those most likely to benefit from our therapies. We believe this targeted approach will result in an enhanced treatment benefit, reduce the overall cost and risk associated with clinical development, and ultimately provide therapies that are safer and more effective than current treatments.

Our company was incorporated in California on March 15, 2000 and reincorporated as a Delaware corporation in 2001. We are located in South San Francisco, California and as of May 31, 2012 have 19 full-time employees, in development and administration.

Strategy

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of first-in-class, patient-targeted, monoclonal antibody therapeutics that address serious medical needs. Key elements of our strategy are to:

•	Advance the clinical development of our lead product candidates, KB001-A in CF and KB003;

•	Enter into partnership arrangements with leading pharmaceutical companies while retaining rights to specialty or orphan indications, which can be readily addressed by a focused sales force; and

•

Focus on indications where patient selection is guided by tests that prospectively indicate which subjects are likely to respond positively to our drug, thereby reducing clinical trial costs and increasing the likelihood of success and reimbursement.

Industry

The introduction of biologic therapeutics over the last 20 years has had a dramatic impact on many areas of medicine, from infectious, inflammatory, autoimmune, and respiratory diseases to hematology and oncology. The efficacy and safety of such biologic drugs has driven impressive market growth, with worldwide sales in 2010 of $138 billion. EvaluatePharma data indicate that therapeutic monoclonal antibody products are the most rapidly growing sector in biopharmaceuticals, with 2010 global sales of greater than $48 billion and expected 2015 global sales approaching $80 billion. At least thirty antibody products have been approved by the U.S. Food and Drug Administration (FDA) and international regulatory authorities, and more than 300 antibodies are in various stages of clinical development. According to a 2010 study by Tufts University, antibody products have shown a 2.5 times higher probability of successful clinical development as compared to small-molecule drugs.

Product Development Programs: KB001-A

Overview

KB001-A, a Humaneered™, high-affinity monoclonal antibody fragment, is being developed for the prevention and treatment of infections by Pa, a gram-negative bacterium that may cause pneumonia in mechanically ventilated patients and chronic respiratory infections in individuals with CF. In January 2010, we licensed rights to KB001-A to Sanofi, retaining the rights for development of a CF therapeutic subject to Sanofi’s right to opt in. Sanofi plans to develop and commercialize KB001-A for the prevention and/or treatment of Pa VAP. We received an up-front payment of $35 million from Sanofi in 2010 and an additional $5 million in 2011. Further, our agreement provides us with the potential to receive additional contingent payments from Sanofi of up to an aggregate of $250 million on achievement of certain clinical, regulatory, and commercial events, as well as royalty payments on commercial Pa VAP sales of KB001-A. We plan to initiate a Phase 2 clinical trial of KB001-A in Pa-infected CF patients by early 2013. Sanofi can elect to opt into the program in accordance with pre-negotiated terms at any time within 90 days after the conclusion of the Phase 2 clinical trial for ex-U.S. rights or for worldwide rights and a profit-sharing arrangement with us in the United States.

We have an exclusive license for the intellectual property rights related to the drug target and method to prevent and treat Pa, as well as the lead mouse antibody, from the University of California at San Francisco and the Medical College of Wisconsin.

Market Opportunities

Treatment and Prevention of Pa Ventilator-Associated Pneumonia

According to Decision Resources, there are approximately 250,000 acute Pa hospital infections in the United States and 410,000 such infections in Europe, with the highest percentage represented by mechanically ventilated patients. Patients on mechanical ventilation for longer than 48 hours are at increased risk for endotracheal tube Pa colonization and subsequent development of Pa VAP. VAP occurs in approximately 8-28% of mechanically ventilated patients, with Pa estimated to be the cause of approximately 25% of VAP infections each year in the United States, Japan, and Europe. The mortality of VAP is estimated at 25% to 50% despite treatment with antibiotics. In the United States, VAP survivors spend an average of 5-7 days in the intensive care unit (ICU), at a cost of approximately $40,000 per admission. U.S. hospitals, under pressure to reduce government reimbursement and faced with increased requirements for public disclosure, have strong incentive to reduce the incidence of VAP. We believe the worldwide market for KB001-A for the prevention and treatment of Pa VAP to be approximately $1 billion annually.

Chronic Pa Infections in Cystic Fibrosis

CF, most common among Caucasians, is characterized by a thick, sticky mucus buildup, most critically in the lungs. The median life expectancy for those with CF in the United States is only 37.4 years. The most common causes of death are related to CF lung deterioration, believed to be caused predominantly by chronic infection with Pa, the most prevalent pathogen found in the lungs of individuals with CF. The prevalence of chronic Pa infection in the CF population increases with age, with positive respiratory tract cultures in 20% to 30% of infants, 30% to 40% of children aged 2 to 10 years, 60% of adolescents, and approximately 80% of adults. Once individuals with CF are chronically infected with Pa, typically as teenagers, their lung function slowly deteriorates over time at a rate of 2% to 4% per year, with gradual loss of lung function leading to death. Chronic Pa infection is associated with greater morbidity and mortality, with earlier onset associated with a more severe loss of lung function and shorter life expectancy. There are approximately 1,000 new cases of CF each year in the United States, with a prevalence of approximately 30,000 individuals in the United States and 70,000 worldwide. We estimate that CF represents a market potential for KB001-A of $250 million to $500 million annually in the United States and Europe.

Background and Mechanism of Action

We believe KB001-A has a novel mechanism of action versus currently approved antibiotic treatments for Pa infections. Based on our studies, KB001-A directly blocks the means by which Pa causes serious lung infection but, unlike antibiotics, does not directly kill the bacterium. Instead, KB001-A binds to and blocks the function of the PcrV protein. The PcrV protein is an extracellular component of the type III secretion system (TTSS) which enables the bacterium to kill epithelial and immune cells either by direct puncture (oncosis) or injection of protein toxins. Free toxins also promote the release of pro-inflammatory cytokines leading to more tissue damage. Blocking PcrV function prevents immune cell killing by Pa and reduces inflammatory cytokine release. The mechanism of action of KB001-A is illustrated in Figure 2. The KB001-A molecule has been optimized as a Fab´ fragment rather than as a full antibody so that it does not activate immune response and exacerbate inflammation. To extend its time in the bloodstream and protect against breakdown by Pa, polyethylene glycol (PEG) was added to the KB001-A molecule, which is a process called PEGylation.

Figure 2

KB001-A Mechanism of Action against Pseudomonas aeruginosa Infection

Source: KaloBios Pharmaceuticals, Inc.

We believe the possibility for Pa to develop resistance to KB001-A is low because, unlike current antibiotics to which the bacteria develop resistance, KB001-A neutralizes or detoxifies Pa rather than killing it. Thus, KB001-A is not subject to “selective pressure” drug resistance mechanisms that affect antibiotics. KB001-A protects the host immune cells from Pa, thereby enabling the natural clearance mechanism to fight disease. In animal experiments, anti-PcrV antibodies such as KB001-A demonstrated an ability to protect the immune system and allow it to remove or kill the bacteria. Because this mechanism is different from existing treatments, KB001-A may also work in conjunction with existing CF therapies such as inhaled antibiotics and mucolytics, as well as newer CF transmembrane conductance regulator (CFTR) modulators.

Anti-PcrV Preclinical Activity Summary

In preclinical studies, anti-PcrV antibodies protected rats, mice, and rabbits from a lethal challenge of live Pa delivered directly into the airways. Bacteria were cleared from the lungs of infected animals within 48 hours of dosing with antibodies. Tobramycin, ciprofloxacin, and ceftazidime, representing three different classes of antibiotics that directly kill bacteria, have been shown to work in combination with anti-PcrV antibodies in acute Pa infection models in mice, which we believe supports their use with anti-PcrV antibodies in clinical trials. Anti-PcrV antibodies have also been shown to enhance the activity of the antibiotic imipenem against imipenem-resistant Pa lung infection in neutropenic mice. This suggests that some antibiotics that are ineffective due to drug resistance mechanisms could be effective when dosed in combination with KB001-A. It is also encouraging that neutrophils, a type of white blood cell, may not be essential for the protective effect of the antibody because some patients may be neutropenic due to their underlying disease or treatment.

In a chronic Pa lung infection animal model, anti-PcrV antibodies reduced the level of inflammatory cytokines in the lungs compared to untreated control animals. This model demonstrated the anti-inflammatory action of anti-PcrV antibodies during chronic Pa lung infection and the potential of this approach in the treatment of chronic Pa lung infection in CF.

KB001-A Clinical Development Program

We have completed three clinical trials with KB001 (the predecessor molecule to KB001-A, as described in more detail below). A Phase 1 trial in 15 healthy adult volunteers showed that KB001 was well tolerated in humans, with no immunogenicity, dose-limiting toxicities (DLTs), or drug-related serious adverse events (SAEs) observed. We subsequently completed two Phase 1/2 trials of KB001, one in France in Pa-colonized, ventilator-supported patients hospitalized in ICUs, and one in the United States in individuals with CF who are infected with Pa. Table 1 summarizes the clinical development for KB001.

Table 1

KB001 Clinical Development Summary

Clinical Trial Phase	No. of Subjects	Indication	Trial Design	Results
Phase 1	15	Healthy volunteers	Placebo-controlled, single-dose, dose escalation	• No immunogenicity, dose-limiting toxicities, or SAEs observed • Serum half-life 12 to 14 days
Phase 1/2	35	Pneumonia prevention in mechanically ventilated patients	Randomized, double-blind, placebo-controlled, single-dose	• Safe and nonimmunogenic • Trend toward improved clinical outcomes
Phase 1/2	27	Cystic fibrosis	Randomized, double-blind, placebo-controlled, single-dose	• Safe and nonimmunogenic • Reductions in inflammatory markers • Trend in reducing mucoid Pa burden in sputum

We are developing KB001-A as the successor antibody to KB001. KB001-A and KB001 bind to the same target site and have been shown to be functionally comparable. KB001-A is a slight modification to KB001 but is more efficient to produce, thus reducing manufacturing cost. We are currently conducting animal toxicity studies to demonstrate the safety of KB001-A. We plan to meet with the FDA regarding comparability and safety of KB001-A prior to initiating our Phase 2 clinical trial in CF, which we plan to initiate by early 2013. All future clinical and preclinical studies will be conducted using KB001-A.

Pa VAP Treatment and Prevention Clinical Development Program

Our Phase 1/2 study of KB001, the precursor to KB001-A, for the treatment and prevention of Pa pneumonia was designed to assess safety and tolerability. The trial design required lab culture screens to select subjects colonized with Pa, who were then randomized into three treatment groups: standard of care medications only (control group), standard of care co-administered with low-dose KB001, and standard of care co-administered with high-dose KB001.

KB001 was well tolerated, with no drug-related SAEs, and there was a greater trend toward prevention of Pa pneumonia versus standard of care, with a reduction in the occurrence of Pa pneumonia by nearly 50% 28 days following a single dose of KB001 10 mg/kg (Figure 3).

Figure 3

KB001 Was Effective in Preventing Pa Ventilator-Associated Pneumonia in a Single-Dose Study

*	Excludes two Pa urinary tract infections.

Source: KaloBios Pharmaceuticals Inc. clinical study report.

Our partner, Sanofi, plans to continue the development of KB001-A in Pa-VAP with a Phase 1 intravenous pharmacokinetic and safety clinical trial, followed by a Phase 2 intravenous study to determine the safety and efficacy of KB001-A in preventing Pa-VAP. The Phase 2 study, along with a subsequent Phase 3 study, may serve as the basis for registration of KB001-A in the prevention of Pa-VAP. Because Sanofi has exclusive rights for the development of Pa-VAP, we do not have control over the conduct or timing of the studies for this indication. For additional information, see “Licensing and Collaborations.”

Cystic Fibrosis Clinical Development Program

We conducted a Phase 1/2 trial in individuals with CF and chronic Pa respiratory infection to assess the safety and tolerability of KB001. In this single-dose study, KB001 was found to be safe, with no drug-related SAEs. When sputum samples were assessed, KB001-treated groups (10 mg/kg) showed a trend toward reduction in inflammation biomarkers, with a statistically significant, short-term reduction in neutrophil elastase and IL-1 (Table 2). Neutrophil elastase is of particular clinical interest because not only is it a marker of inflammation, it is also believed to be the cause of some of the irreversible lung damage in CF. A single dose of KB001 caused a reduction in neutrophil elastase similar to 14 days of hospital treatment with intravenous antibiotics given for exacerbation of CF. For the 10mg/kg group, a significant reduction from placebo was noted at day 28 for neutrophils in sputum. This trend toward reduction in inflammatory biomarkers is consistent with the activity of anti-PcrV treatment in a chronic disease model of Pa lung infection in mice, which caused a reduction in lung neutrophils and inflammatory cytokines.

Table 2

KB001 Showed a Statistically Significant

Reduction in Neutrophil Elastase in a Single-Dose Study of

27 Subjects with Cystic Fibrosis and Chronic Pa Respiratory Infection

Source: KaloBios Pharmaceuticals Inc. Clinical Study Report KB001-03, Text Table 9

We plan to build on our KB001 CF clinical study experience by developing KB001-A as a treatment to reduce lung inflammation in CF patients with chronic Pa infection. If cleared by the FDA, we plan to enroll 150 such subjects in a 12-week, double-blind, placebo-controlled, repeat-dose, Phase 2 trial of KB001-A administered monthly by intravenous infusion. The primary endpoint will be time to need for antibiotics to treat worsening of respiratory tract signs and symptoms, with secondary endpoints of changes in inflammatory markers, respiratory symptoms, subject-reported outcomes, changes in forced expiratory volume in 1 second (FEV1, a measure of lung function), PK, safety, and tolerability. All subjects will receive standard inhaled antibiotic therapy during the first 4 study weeks, concurrently with doses of KB001-A or placebo through week 12. The trial will be conducted primarily in North America, in conjunction with the Cystic Fibrosis Foundation Therapeutic Development Network.

Data from this trial will be used to support pivotal trials of a subcutaneous formulation of KB001-A. We anticipate that two Phase 3 trials as well as subcutaneous bridging evaluations will be required for registration of KB001-A in CF. The pivotal program would be dose ranging in nature and designed to support the approval of subcutaneous KB001-A for the management of respiratory Pa infection, either as a monotherapy or in combination with inhaled antibiotics.

Current inhaled antibiotics acutely improve FEV1; however, these treatments do not change the overall rate of lung function deterioration. Chronic use of KB001-A has the potential to reduce the inflammation caused by Pa and therefore slow the decline in FEV1. Demonstration of a disease-modifying effect may be pursued following regulatory approval for a first CF indication.

The concept of using an anti-inflammatory drug as a disease-modifying therapy in CF has been tested clinically. Clinical trials of an anti-inflammatory drug (ibuprofen) have shown that the steady deterioration over years of lung function (the leading cause of death) can be altered with chronic use. However, this therapy is not approved by the FDA for use in CF. The ibuprofen doses needed are so high that patients must be monitored carefully for adverse effects. We believe KB001-A has the potential of being disease-modifying because it may act as a safe anti-inflammatory agent to reduce the rate of lung deterioration.

Product Development Programs: KB003

Overview

KB003 is a Humaneered™, monoclonal antibody that targets and neutralizes human granulocyte macrophage colony-stimulating factor (GM-CSF), with potential for use in inflammatory and autoimmune indications. GM-CSF is an important part of an inflammatory cascade that stimulates white blood cells (granulocytes, including eosinophils, neutrophils, and macrophages) and maintains them in an active state during infection. However, excessive GM-CSF is thought to play a key role in tissue damage associated with inflammatory diseases including asthma and rheumatoid arthritis (RA). The results of anti-GM-CSF in ex vivo studies suggest KB003 has potential in treating asthma, chronic obstructive pulmonary disease (COPD), RA, multiple sclerosis (MS), and certain oncology applications.

Data from our single-dose, Phase 1/2 clinical trials with monoclonal antibody KB002, the chimeric predecessor to the Humaneered™ KB003, support our clinical trials with KB003. In these studies, KB002 was safe and well tolerated. KB003 targets the same binding site as KB002 and has been shown to be functionally similar and safe in our early clinical trials. After discussions with the FDA regarding transitioning our anti-GM-CSF clinical development program from KB002 to KB003, we initiated a repeat-dose, Phase 2 clinical trial with KB003 in RA. On completing the run-in safety portion of this trial, which showed KB003 to be safe and well tolerated with no clinically significant adverse events, we reassessed the increasingly competitive and crowded RA market and chose to redirect our study of KB003 to asthma inadequately controlled by corticosteroids. We are planning to initiate a randomized, Phase 2 clinical trial of asthma inadequately controlled by corticosteroids in the third quarter of 2012.

We licensed KB002, a low picomolar affinity, novel chimeric antibody, from the Ludwig Institute in 2004. KB003 is a Humaneered™ version of the KB002 antibody, with the same epitope target and therefore the same mechanism of action. We plan to use KB003 for all future clinical studies.

Market Opportunity for GM-CSF Inhibitors

Severe Asthma

We are targeting asthma patients who are nonresponsive to standard of care inhaled corticosteroids and beta agonists as the first indication for KB003 because of the high unmet medical need. Asthma is a respiratory condition in which pulmonary airways become inflamed and constricted, usually in response to one or more environmental triggers. Although serious and potentially fatal if left untreated, asthma usually can be managed with drug therapy and by avoiding disease triggers. More than 300 million people suffer from asthma, representing global sales of more than $17 billion annually. Though severe asthma represents approximately 5 - 10% of this market, with prevalence in the United States, Europe, and Japan, it is responsible for approximately 50% of asthma hospitalization costs. At least half of those with severe asthma are believed to suffer from non-allergic asthma.

Asthma treatments currently available on the market, such as long-acting beta agonists (LABAs), inhaled corticosteroids, and omalizumab (anti-igE), are often ineffective for more severe cases of asthma. The monoclonal antibody, omalizumab, is limited to treatment of moderate to severe, allergic asthma in patients with positive immunoglobulin E (IgE). Other monoclonal antibodies in clinical development predominantly target allergic rather than non-allergic asthma. Because anti-GM-CSF treatment reduces the activity of the eosinophils or neutrophils that predominate in both types of asthma, KB003 has the potential to treat both allergic and non-allergic severe asthma.

Background and Mechanism of Action

Two main forms of asthma exist: allergic or atopic asthma, characterized by the presence of large numbers of eosinophils in pulmonary airways, and non-allergic or non-atopic asthma, in which neutrophils predominate. Because GM-CSF plays an important role in the differentiation, proliferation, and enhanced survival of both inflammatory cell types (Figure 4), we believe reduction of excess GM-CSF is a potentially effective treatment for severe asthma. We believe KB003 is unique among antibodies being developed to treat asthma because it reduces inflammation caused by both eosinophils and neutrophils, thus acting on both the allergic and non-allergic forms of asthma. Diagnosed cases of asthma are believed to be divided approximately equally between both types. Because available therapies for severe asthma treat predominantly allergic asthma, KB003 may provide a clinical and commercial advantage by treating both allergic and non-allergic severe asthma.

Figure 4

KB003 Acts on Both Allergic and Non-Allergic Asthma

Source: Douwes J, Gibson P, Pekkanen J, Pearce N. Non-eosinophilic asthma: importance and possible mechanisms. Thorax. 2002;57(7):643-648. Adapted to show role of KB003.

Anti-GM-CSF Preclinical Activity Summary

Data from animal studies support the neutralization of GM-CSF for the treatment of allergic and non-allergic asthma. Mice sensitized to allergens respond to allergen challenge with a large increase in eosinophils in their lungs. Mutant mice lacking the GM-CSF gene are unable to mount an eosinophilic response, suggesting that GM-CSF is essential for increasing eosinophils in allergic asthma. Similarly, allergen-sensitized mice treated with anti-GM-CSF antibody show a reduction in eosinophils in the lungs following allergen challenge. In regard to non-allergic asthma, mice challenged with intranasal bacterial extract experience neutrophilic cell infiltration into their lungs. Treatment with an anti-GM-CSF antibody prevents this neutrophil infiltration. These data demonstrate the importance of GM-CSF in eosinophil and neutrophil recruitment into the lungs in allergic and non-allergic asthma.

In humans, GM-CSF levels are elevated in sputum taken from individuals with severe asthma but not mild asthma. A source of this GM-CSF appears to be lung epithelial cells. Lung epithelial cells isolated from individuals with asthma make and secrete GM-CSF, whereas similar cells from those without asthma do not. One function of lung GM-CSF in severe asthma may be to prevent the death (apoptosis) of activated eosinophils and neutrophils, which typically die off in a few days. In vitro studies have demonstrated that GM-CSF is effective at preventing cell death of human neutrophils and eosinophils for prolonged periods of time.

KB003 Clinical Development Program

We have completed seven early-stage clinical trials with intravenous KB002, the predecessor chimeric anti-GM-CSF antibody, and intravenous KB003, our Humaneered™ antibody (Table 3). Our Phase 1/2 clinical trials in RA and asthma with KB002 showed the antibody to be safe and well tolerated, and generated activity data to support continued development in both indications. We plan to use information from those clinical trials to guide the development of KB003. KB003, a Humaneered™ antibody designed to be less immunogenic than KB002, will be used for all future clinical trials. KB003 was tested in a Phase 1, single-dose study in healthy adult volunteers and in the repeat-dose, safety run-in portion of a planned Phase 2 study in subjects with RA. There were no safety concerns in these studies. The main portion of the KB003 RA study was not initiated because we made the decision not to pursue the RA market because it was becoming increasingly competitive in an already crowded market. Instead, we intend to continue the development of KB003 with a randomized, Phase 2 clinical trial in inadequately controlled asthma.

Table 3 summarizes completed clinical trials with KB002 and KB003.

Table 3

KB002/KB003 Clinical Development Summary

Clinical Trial Phase	No. of Subjects	Indication	Trial Design	Results
KB002
Phase 1	12	Healthy adult volunteers	Placebo-controlled, single-dose, dose escalation	• Safe and well tolerated • Nonimmunogenic • No dose-limiting toxicity
Phase 1/2	24	Persistent asthma despite treatment with glucocorticoids	Randomized, double-blind, placebo-controlled, single-dose	• Safe and well tolerated • Improvement in disease measures of activity
Phase 1/2	32	Rheumatoid arthritis uncontrolled despite stable treatment with methotrexate	Randomized, double-blind, placebo-controlled, dose escalation, single-dose	• Safe and well tolerated • Improvement in disease measures of activity
Phase 1/2 (2 studies)	24	Pharmacodynamic studies	Randomized, double-blind, placebo-controlled, single-dose	• Safe and well tolerated

KB003
Phase 1	12	Healthy adult volunteers	Placebo-controlled, single-dose, dose escalation	• Safe and well tolerated • Nonimmunogenic • No dose-limiting toxicity
Phase 1/2	9	Rheumatoid arthritis inadequately treated with biologics	Randomized, double-blind, placebo-controlled, repeat-dose	• Safe and well tolerated over approximately 3 months of repeat dosing • Nonimmunogenic

In the KB002 Phase 1/2 RA study, which randomized 32 subjects (3:1, active vs. placebo) to four escalating dose groups, a single dose of KB002 was found to be safe and well tolerated, with no drug-related SAEs. Higher KB002 dose groups demonstrated an early, durable, and clinically meaningful reduction in swollen and tender joints (Disease Activity Score at Day 28 (DAS28), a measure of swollen and tender joints), an effect that persisted for more than 90 days. While we have decided not to pursue additional trials in RA at this time, these data add support to the safety and activity of KB002 and the further development of KB003.

The KB002 Phase 1/2 asthma study, which enrolled both allergic (eosinophilic) and non-allergic (neutrophilic) asthma subjects, randomized 24 subjects 2:1, active versus placebo. KB002 was found to be safe and well tolerated. Assessments of lung function, PK, and biomarkers that correlate with lung function were encouraging enough for us to decide to proceed with a repeat-dose, Phase 2 clinical trial of KB003 in this indication. The FDA has cleared our Phase 2 protocol and in the third quarter of 2012, we plan to initiate a randomized, placebo-controlled, Phase 2 clinical trial in asthma inadequately controlled with corticosteroids, enrolling 150 subjects randomized equally between KB003 and placebo. Eligible subjects will be screened for a history of asthma uncontrolled by high-dose inhaled corticosteroids, FEV1 function, and Asthma Control Questionnaire (ACQ) scores. Subjects will receive intravenous doses of KB003 or placebo at multiple time points through study week 20. The primary endpoint will be change in FEV1 through week 24. Secondary endpoints include exacerbation, effect on asthma control, asthma symptoms, use of rescue therapy, and safety.

If this Phase 2 trial meets our clinical endpoints, we plan to conduct a bridging study to switch from an intravenous to a subcutaneous formulation. After completion of the bridging study, we plan to conduct a Phase 3 trial with the subcutaneous formulation of KB003 that will be designed to support regulatory approval for the treatment of asthma inadequately controlled by corticosteroids.

Product Development Programs: KB004

Overview

KB004 is a novel monoclonal antibody that binds to EphA3 receptor tyrosine kinase for the treatment of cancer. EphA3 plays an important role in cell positioning and tissue organization during fetal development but is not thought to play a significant role in healthy adults. However, EphA3 is aberrantly expressed on the tumor cell surface in a number of hematologic malignancies and solid tumors, as well as expressed on the stem cell compartment. This compartment includes malignant stem cells, the vasculature that feeds them, and the stromal cells that protect them. Given this expression pattern, KB004 may have the potential to kill cancer cells and the source of the cancer, the stem cell microenvironment, providing for long-term responses while sparing normal cells. We are currently conducting a Phase 1 clinical trial of KB004 in multiple hematologic malignancies.

KB004 is a Humaneered™, monoclonal antibody in which the carbohydrate chains lack fucose, thereby enhancing the targeted cell-killing activity of the antibody. We have an exclusive license to the rights to the KB004 prototype and the EphA3 intellectual property, granted by the Ludwig Institute in 2006.

Market Opportunity for Hematologic Malignancies and Solid Tumors

Cancer is one of the leading causes of death worldwide and the second leading cause of death in the United States. The American Cancer Society (ACS) estimates that in 2012 more than 1.5 million people in the United States will be newly diagnosed with cancer and more than 560,000 died from the disease. The ACS also estimates that one in every four deaths in the United States is due to cancer. Five common solid cancer types (non–small cell lung, breast, ovarian, prostate and colorectal) represent more than 50% of all new cases of cancer in the United States each year and account for more than 50% of all cancer deaths in the United States. The ACS also estimates that more than 100,000 people will be diagnosed with a hematologic malignancy in 2012 in the United States.

The increasing number of cancer diagnoses and the approval of new cancer treatments are expected to continue to fuel the growth of the worldwide market for cancer drugs. Products targeting specific cancer-related molecules are the fastest-growing market segment in the pharmaceutical industry and are driving much of the cancer market growth. Data Monitor forecasts estimated sales in the seven major markets (the U.S., Japan, France, Germany, Italy, Spain and the UK) of approximately $34.5 billion by 2017 of approximately $45 billion in 2018.

Background and Mechanism of Action

KB004 is a high-affinity, non-fucosylated antibody that can potentially kill tumor cells in three ways: (1) direct induction of programmed cell death (apoptosis), (2) enhanced (via non-fucosylation) antibody-dependent cell-mediated cytotoxicity (ADCC) activity, or (3) disruption of the tumor vasculature by binding to EphA3 on the endothelial cells that line the vasculature.

EphA3 is expressed in some hematologic malignancies including acute myelogenous leukemia (AML), chronic myelogenous leukemia (CML), myelodysplastic syndromes (MDS), myeloproliferative neoplasms (MPN), multiple myeloma (MM), chronic lymphocytic leukemia (CLL), and acute lymphoblastic leukemia (ALL). It is also expressed on some tumor stromal cells and endothelial cells in the vascular compartment in the majority of solid tumors. The expression of EphA3 in a wide variety of human tumors and tumor vasculature and on stem cells, with restricted expression in normal tissue, as well as the multiple mechanisms to kill tumors, makes this protein a promising target for anticancer therapy.

Anti-EphA3 Preclinical Activity Summary

In ex vivo testing, we found EphA3 expressed in approximately half of early-stage leukemia patient samples. Cancer cells are killed by KB004 binding to EphA3 through apoptosis, or ADCC, at relatively low concentrations. KB004 ex vivo selectively targets and kills leukemic stem cells, but not normal hematopoietic stem cells. In ex vivo assays of these cells, KB004 appears to kill all cells expressing EphA3. Whenever AML stem cells were detected, uniform killing of these stem cells by KB004 was observed. This is significant because killing stem cells may lead to durable responses in cancers and potentially may prove effective in delaying or preventing relapses in the post-transplant setting, an area of high unmet medical need.

EphA3 expression has been documented in multiple solid tumor types of cancer, including melanoma, breast, non-small cell lung, colon, renal, glioblastoma and prostate cancers. EphA3 expression in colorectal cancer is a marker of poor prognosis.

To date, anti-EphA3 has shown encouraging preclinical proof-of-concept results in multiple tumor models. The xenograft studies we conducted show that the anti-EphA3 antibody causes growth inhibition in EphA3-positive tumors, as well as in tumors that do not express EphA3 (the latter presumably through the effect on tumor vasculature).

We completed a 14-week, multiple-dose, preclinical toxicology study of KB004 and found no DLTs in doses up to 100 mg/kg/week.

KB004 Clinical Development Program

We are currently conducting the Phase 1 portion of a Phase 1/2 program in hematologic malignancies for KB004. The study is composed of subjects with AML, CML, MDS, MPN, MM, CLL, or ALL and is designed as a dose-escalation study to determine a maximum tolerated dose (MTD), safety and the PK profile for KB004. Doses will be escalated until a MTD is determined. Subjects are dosed weekly for 3 weeks to constitute one 21-day cycle, and may be treated for up to 1 year. Subjects may continue dosing until disease progression or safety finding precludes further safe dosing. Bone marrow aspirate and biopsy specimens are assessed throughout the study for disease status and biomarker development.

Of the first 6 subjects treated, infusion reactions (chills and shivering) were observed in 4 subjects. All reactions were resolved with standard treatment. One DLT at 70 mg was observed and three other SAEs were observed in 4 subjects, two of which were fatal intracranial hemorrhages.

Bleeding is typical in late-stage AML patients and intracranial hemorrhages are the second leading cause of death in these patients. The rate of fatal bleeding events observed in the trial was higher than expected but, given the small sample size, confounding factors (e.g., fever, elevated white blood cell count, platelet-dependent thrombocytopenia), late-stage disease, and the fact that little to no drug was present in the blood at the time of the SAEs in most cases, it is inconclusive whether the events were related to the drug. Two of the three events were deemed possibly related to study drug by the study investigator. We proactively informed the FDA of these SAEs and the FDA agreed with our revised plan to continue the study with a less sick population. Future trials will have an emphasis in recruiting subjects less likely to have disease-related bleeding complications. Following this revision and as of May 31, 2012, 6 subjects have been enrolled at the lowest dose level and there have been no additional events of intracranial hemorrhage. In early 2013, we hope to select a recommended dose for the Phase 2 portion of this trial, which will screen subjects for EphA3 expression.

Early-Stage Program

KB005 is a high affinity Humaneered™, monoclonal antibody that targets and selectively depletes eosinophils. KB005 has potential application in eosinophilic mediated diseases, including subsets of severe allergic asthma (such as aspirin-sensitive asthma), chronic rhinosinusitis, eosinophilic esophagitis, COPD, inflammatory bowel disease, and hypereosinophilic syndrome. The initial clinical indication is likely to be treatment of patients with nasal polyps who have chronic rhinosinusitis or aspirin-sensitive asthma. Preclinical data show that the target is present on activated eosinophils in diseased tissue as well as on circulating eosinophils. We have demonstrated that a single, low dose of a non-human version of KB005 antibody eliminates circulating eosinophils in in vivo animal studies.

Technology Platform

Our proprietary Humaneered™ technology is a method for converting antibodies (typically mouse) into engineered, high-affinity human antibodies designed for therapeutic use, particularly for chronic conditions. The technology produces optimized antibodies that retain specificity for the target epitope. Because their sequences are very close to those of human germ-line antibodies, we believe Humaneered™ antibodies will produce fewer immunological adverse side effects in patients than chimeric or conventionally humanized antibodies. We develop or in-license targets or research (mouse) antibodies, typically from academic institutions, and then apply our Humaneered™ technology to them. KB001-A, KB003, KB004 and KB005 are all Humaneered™ antibodies or antibody fragments.

In April 2007, we granted Novartis a nonexclusive license to our proprietary Humaneered™ technology after successfully applying our Humaneered™ technology to several antibodies for them. Under the license agreement, Novartis is now able to develop Humaneered™ antibodies to create its own therapeutics. We have also successfully completed Humaneered™ projects for five United States and Japanese biotechnology and pharmaceutical companies, Biogen Idec, Inc., Daogen Inc., Novartis Pharma AG, Otsuka Pharmaceutical Co., Ltd., and Taligen Therapeutics, Inc. For each of these companies, we successfully Humaneered™ antibodies to certain targets under predefined criteria. In each case, we demonstrated the robustness and versatility of the technology by creating Humaneered™ antibodies with increased affinity and without loss of activity.

Capabilities and Advantages of Humaneered™ Technology

Our proprietary and patented Humaneered™ technology provides the following advantages:

•	Retention of identical target epitope specificity of the starting antibody, and frequent generation of higher affinity antibodies;

•	Very near to human germ-line sequence, which means it is less likely to induce an inappropriate immune response in broad patient populations when used chronically;

•	Antibodies with excellent physiochemical properties, facilitating process development and formulation (lack of aggregation at high concentration);

•	High antibody expression yields; and

•	Rapid processing time and automatable discovery process.

Disadvantage of Humaneered™ Technology

•	Our Humaneered™ technology must be applied to an existing antibody with the required specificity as a starting point, whereas other humanization technologies can begin with the target.

Licensing and Collaborations

Our strategy is to partner our programs while retaining rights to orphan or targeted indications. We currently have a partnership with Sanofi for the development of KB001-A and have licensed our proprietary Humaneered™ technology non-exclusively to Novartis.

Sanofi Pasteur

In January 2010, we signed an agreement with Sanofi granting Sanofi exclusive worldwide rights to develop and commercialize KB001-A for all indications. Under this agreement, Sanofi is solely responsible for the research, development, manufacture, and commercialization of KB001-A, except that KaloBios retained responsibility for developing and commercializing the product for CF and bronchiectasis. Sanofi is solely responsible for the costs and development of KB001-A for pneumonia prevention and other hospital indications. Under the agreement, we received an upfront payment of $35 million and a $5 million payment in August 2011. We have the potential to receive contingent payments aggregating $250 million if certain clinical, regulatory, and commercial events are achieved, including $5 million upon initiation of a Phase 2 clinical trial, which is estimated to start in 2014 (after completion of a Phase 1 study at a higher dose than previously tested), and $20 million upon successful completion of the Phase 2 clinical trial, currently estimated to be completed in late 2015. The Phase 2 clinical trial will be conducted by Sanofi and, therefore, the timing of the initiation and completion of this trial may differ from our estimates. We also are entitled to tiered royalties from 12% to 17 % of global net sales of KB001-A in these indications.

We are currently planning a Phase 2 trial in CF, the design of which has been agreed to by Sanofi. For a period of up to 90 days following the delivery of our Phase 2 clinical trial study report for CF to Sanofi, Sanofi has the right to exercise an option to exclusively develop and commercialize KB001-A in Pa-infected CF and bronchiectasis patients either (i) outside the United States, or (ii) worldwide with a co-development, joint marketing and profit-sharing arrangement in the United States between Sanofi and us. In the event that Sanofi exercises its option to the ex-U.S. territory, Sanofi would be solely responsible for the development, regulatory approval, and commercialization of KB001-A in countries outside the United States, would pay 50% of all joint CF program expenses, and we would be entitled to royalties of 18% on net sales of product. If Sanofi exercises the worldwide option, we and Sanofi would jointly develop, and promote KB001-A for the CF and bronchiectasis indication within the United States, such joint efforts to be coordinated through joint committees and mutually agreed plans. In addition, Sanofi would be solely responsible for the development, regulatory approval and commercialization of the product outside the United States, would pay for 75% of the shared program costs, and we would be entitled to royalties of 18% on net sales of product, except in the United States where we would split profits equally. In order to exercise its option, Sanofi would make certain pre-negotiated payments to us related to the actual costs incurred by us in developing KB001-A. If Sanofi exercises its option, we estimate, based on projected estimated costs, that the pre-negotiated payments will be in the range of $25-50 million if the option exercise occurs at the end of the Phase 2 trial.

Sanofi is responsible for the manufacture of KB001-A for its use and for the manufacture of drug substance for our use in clinical trials and commercial sale in our retained indications. If Sanofi is unable or unwilling to supply drug substance to us, we have the right to have drug substance manufactured by a third party. Both Sanofi and we have an obligation to use commercially reasonable efforts to develop and commercialize KB001-A in our respective indications, although we can terminate our obligations at any time under the terms of the agreement.

Sanofi’s royalty obligation to us in a particular country begins upon the first commercial sale of the product in that country and ends on the latest to occur of (i) ten years from first commercial sale of the product or (ii) expiration of the last to expire patent covering the product, the latest of which is scheduled to expire in 2028. The agreement will remain in effect until the expiration of all of Sanofi’s royalty obligations to us. Sanofi may terminate the agreement for convenience, and either Sanofi or we may terminate the agreement for material breach of the agreement by the other party. In the event Sanofi terminates the agreement for convenience or we terminate due to Sanofi’s material breach, worldwide rights to develop, manufacture and commercialize KB001-A revert back to us. In the event Sanofi terminates the agreement for our material breach, Sanofi will be entitled to deduct any damages awarded against future contingent payments and royalties.

Novartis

In April 2007, we entered into an agreement with Novartis granting a nonexclusive license to our proprietary Humaneered™ technology for use at Novartis’ research sites to develop human antibodies for therapeutic indications. Under the agreement, Novartis was excluded from using the technology against certain targets until March 2012. In accordance with the terms of the agreement, Novartis paid us $30 million and we transferred the know-how related to making Humaneered™ antibodies to enable Novartis to internally make its own antibodies.

This agreement will remain in effect until the expiration of the last to expire patent in 2025. However, either party may terminate for material breach, and will return all proprietary information to the non-breaching party.

University of California at San Francisco

In April 2004, we exclusively licensed rights from the University of California at San Francisco (UCSF) and the Medical College of Wisconsin to intellectual property that relate to KB001-A. These intellectual property rights include a method of treatment of Pa infection using isolated antibodies and an antibody that specifically binds to a key target epitope, as well as diagnostic methods useful in the detection of infection by Pa. Under our agreement with UCSF, we were granted rights to practice the invention as well as further develop antibodies to treat Pa. As a result, we developed and own a composition of matter patent for KB001-A that provides patent protection through 2029 in the United States. We are responsible for researching, developing and selling products covered under such intellectual property. Under our agreement with UCSF, we paid an upfront license fee of $25,000 and we are responsible for paying an annual license fee, aggregate contingent milestone payments of less than $2 million, as well as royalties on net sales of 3%. Aggregate payments made to UCSF under this license through March 31, 2012 amounted to $1.2 million. Our royalty payment obligation will begin on the first commercial sale in a particular country and end on the expiration of the last to expire patent covering UCSF’s intellectual property or 2019. We are obligated to use commercially reasonable efforts to develop, manufacture and sell KB001-A. We may terminate our agreement with UCSF for convenience. UCSF may terminate the agreement in the event of our material breach, in which case our rights to use the intellectual property will also terminate.

The Ludwig Institute for Cancer Research

In May 2004, we exclusively licensed a patent family covering chimeric anti-GM-CSF antibodies from the Ludwig Institute for Cancer Research (LICR) that formed the basis of the intellectual property for the KB003 development program. Under the agreement, we were granted the right to develop antibodies related to LICR’s antibodies against GM-CSF. Using our Humaneered™ technology, we developed and own a composition of matter patent covering KB003 and related Humaneered™ anti-GM-CSF antibodies which provides patent protection through April 2029. We are responsible for researching, developing and selling KB003. We pay LICR a quarterly license fee and are obligated to pay a royalty from 1%-3% of net sales. Aggregate payments made to LICR under this license through March 31, 2012 amounted to $1.0 million. Our royalty obligation will begin on the first commercial sale in a particular country and end on the later of the expiration of the last to expire patent (currently expected in 2029) or 10 years from first commercial sale of the product. We may terminate our license for convenience. LICR may terminate the agreement in the event of our material breach, in which case our rights to use the intellectual property will also terminate.

In April 2006, we exclusively licensed certain patents related to EphA3 from LICR that formed the basis for the KB004 program. Under the agreement, we have rights to develop human antibodies that bind to or modulate EphA3. We paid LICR an upfront license fee of $50,000 and are responsible for contingent milestone payments of less than $2.5 million and royalties of 3% of net sales. Aggregate payments made to LICR under this license through March 31, 2012 amounted to $334,000. Our royalty obligation will begin on the first commercial sale in a particular country and end on the later of the expiration of the last to expire patent (currently expected in 2030) or 10 years from first commercial sale of the product. We have current and pending patent applications for anti-EphA3 antibodies and their use, and have composition of matter patent applications that, if issued, will expire in 2030. We may terminate our license for convenience. LICR may terminate the agreement in the event of our material breach, in which case our rights to use the intellectual property will also terminate.

Intellectual Property

Patent and trade secret protection is critical to our business. Our success will depend in large part on our ability to obtain, maintain, defend and enforce patents and other intellectual property for our Humaneered™ technology and our product candidates, to extend the life of patents covering our product candidates, to preserve trade secrets and proprietary know-how, and to operate without infringing the patents and proprietary rights of third parties. We actively seek patent protection in the U.S. and select foreign countries.

We own nine issued U.S. patents and have an exclusive license to seven U.S. patents. We have more than 90 patent applications pending globally. The patents to our Humaneered™ technology cover methods of producing very specific human antibodies using only a small region from mouse antibodies.

We exclusively licensed rights from the University of California at San Francisco (UCSF) and the Medical College of Wisconsin to intellectual property that relate to KB001-A. These intellectual property rights include a method of treatment of Pa using isolated antibodies and an antibody that specifically binds to a key target epitope, as well as diagnostic methods useful in the detection of infection by Pa. This portfolio also includes issued patents covering compositions and methods of treatment of Pa infection that expire in 2019. Under our agreement with UCSF, we were granted rights to practice the invention as well as further develop antibodies to treat Pa. As a result, we developed and own a composition of matter patent for KB001-A that provides patent protection through 2029 in the United States. We also have filed counterparts in a number of foreign countries where our patents are pending.

We exclusively licensed a patent family covering chimeric anti-GM-CSF antibodies from the Ludwig Institute for Cancer Research (LICR) that formed the basis of the intellectual property for the KB003 development program. Under the agreement, we were granted rights to issued U.S. and select foreign country patents covering chimeric anti-GM-CSF antibodies, as well as the right to develop antibodies related to LICR’s antibodies against GM-CSF. Using our Humaneered™ technology, we developed and own a composition of matter patent covering KB003 and related Humaneered™ anti-GM-CSF antibodies which provides patent protection through April 2029 and have additional pending patents in the U.S. and a number of foreign countries covering various methods of treatment.

We exclusively licensed certain issued and pending patents related to EphA3 from LICR that formed the basis for the KB004 program. Under the agreement, we have rights to develop human antibodies that bind to or modulate EphA3. We have current and pending patent applications in the United States and selected foreign countries for anti-EphA3 antibodies and their use, and have composition of matter patent applications that, if issued, will expire in 2030.

We have a license from BioWa, Inc. and Lonza Sales AG to their Potelligent® CHOK1SV technology, a technology that is used to enhance the cell killing of antibodies.

Competition

We compete in an industry that is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. Our competitors include pharmaceutical companies, biotechnology companies, academic institutions, and other research organizations. We compete with these parties for promising targets for antibody-based therapeutics and in recruiting highly qualified personnel. Many competitors and potential competitors have substantially greater scientific, research, and product development capabilities as well as greater financial, marketing and sales, and human resources than we do. In addition, many specialized biotechnology firms have formed collaborations with large, established companies to support the research, development and commercialization of products that may be competitive with ours. Accordingly, our competitors may be more successful than we may be in developing, commercializing, and achieving widespread market acceptance. In addition, our competitors’ products may be more effective or more effectively marketed and sold than any treatment we or our development partners may commercialize and may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing any of our product candidates.

There are several companies treating Pa using antibiotics or alternative approaches. For example, Intercell has a fusion protein vaccine program in Phase 3 for the prevention of Pa in mechanically ventilated ICU patients. There are two inhaled antibiotics (Tobi® and Cayston®) that have been approved for Pa to treat CF. However, like traditional antibiotics, data reported on both drugs show patients often become less responsive over time to these inhaled antibiotics. We are aware of only one biologic drug (Pulmozyme®) that is approved in the U.S. to treat respiratory problems in CF patients. However, Pulmozyme does not directly target Pa. KALYDECO®, a small-molecule drug that potentiates the form of the defective protein that causes CF, was recently approved by the FDA. KALYDECO is a potentially disease-modifying drug that targets only the CF population having at least one copy of the G551D mutation in the CFTR gene (approximately 4% of the CF population). VX-809 is a compound being developed by Vertex in Phase 2 clinical trials that is a potential disease-modifying drug for CF and potentially complementary to KB001-A.

Several companies are also working on anti-GM-CSF antibodies: Morphosys is conducting a Phase 1/2 trial in RA and multiple sclerosis, Micromet (now part of Amgen) has partnered with Nycomed (now part of Takeda) in a Phase 1 trial in RA, and MedImmune is conducting a Phase 2 trial in RA with an antibody against the GM-CSF receptor. Many companies are developing drugs for asthma. Monoclonal antibody drug development has primarily focused on allergic asthma. Xolair®, which is co-developed by Genentech and Novartis, is currently the only monoclonal antibody that we are aware of that is approved for the treatment of severe asthma. However, Xolair only targets IgE-positive individuals, which represents only 50% of the population, but generated worldwide sales of over $1 billion annually. Genentech (Roche), MedImmune, Novartis and Pfizer each have an anti-IL-13 antibody program in Phase 2 testing for asthma. Other monoclonal antibodies in development target cytokines such as IL-4, IL-5, and IL-9 or their receptors. Although these drugs function differently, if successfully developed, these drugs will compete in the asthma market. Finally, although several companies are developing anti-GM-CSF antibodies, we are not aware that they are developing antibodies to treat asthma.

Competition in cancer drug development is intense, with more than 300 compounds in clinical trials by biotechnology and large pharmaceutical companies. Many of these companies are focused on targeted therapies. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

Manufacturing

We perform our own pilot-scale process development work and manage contract manufacturers to scale up the process and manufacture bulk drug substance. Additional contract manufacturers are used to fill, label, package, and distribute investigational drug product.

Government Regulation and Product Approval

Government authorities at the federal, state, and local levels in the United States and authorities in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, export, and import of products such as those we are developing.

United States Pharmaceutical Product Development Process

In the United States, the FDA regulates pharmaceutical products (drug and biologic) under the Federal Food, Drug and Cosmetic Act, and implements regulations. Pharmaceutical products are also subject to other federal, state, and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable U.S. requirements at any time during the product development and approval processes or after approval may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a pharmaceutical product may be marketed in the United States generally includes the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices (GLP) or other applicable regulations;

•	Submission to the FDA of an Investigational New Drug application (IND), which must become effective before clinical trials may begin in the United States;

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Performance of adequate and well-controlled clinical trials according to the FDA’s Good Clinical Practices (GCP), to establish the safety and efficacy of the proposed pharmaceutical product for its intended use;

•	Submission to the FDA of a New Drug Application (NDA) or Biologic Licensing Application (BLA) for a new pharmaceutical product;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the pharmaceutical product is produced, to assess compliance with the FDA’s Good Manufacturing Practices (GMP) and to assure that the facilities, methods, and controls are adequate to preserve the pharmaceutical product’s identity, strength, quality, and purity;

•	Potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA/BLA; and

•	FDA review and approval of the NDA/BLA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Antibody products are derived from a variety of biologic sources, including directly harvested or cultured cell lines. Product safety requires that these sources be well characterized, uniform, and not contaminated with hazardous adventitious agents. Because of the complex nature of these products a controlled, reproducible manufacturing process and facility are required and relied on to produce a uniform product. The degree of reliance on a controlled process varies depending on the nature of the product. Because complete chemical characterization of a biologic product is not feasible for quality control, the testing of the biologic potency receives particular attention and is costly.

Before testing any compounds with potential therapeutic value in humans, the pharmaceutical product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation as well as animal studies to assess the potential safety and activity of the pharmaceutical product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLP. The sponsor must submit the results of the preclinical tests together with manufacturing information, analytical data, any available clinical data or literature, and a proposed clinical protocol to the FDA as part of an IND. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA places the IND on a clinical hold within that 30-day period. In such a case the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a pharmaceutical product candidate at any time before or during clinical trials due to safety concerns or noncompliance. Accordingly, we cannot be certain that submission of an IND will result in the FDA allowing clinical trials to begin or that, once begun, such clinical trials will not be suspended or terminated by any issues that may arise.

Clinical trials involve the administration of the pharmaceutical product candidate to healthy volunteers or trial subjects under the supervision of qualified investigators, generally physicians not employed by the sponsor. Clinical trials are conducted under trial protocols detailing among other things the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each trial protocol and protocol amendment must be submitted to the FDA if conducted under an IND. Clinical trials must be conducted in accordance with the FDA’s GCP requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board (IRB) or ethics committee if conducted outside the U.S., at or servicing each institution where the clinical trial is be conducted. An IRB or ethics committee is charged with protecting the welfare and rights of trial participants and considers such items as to whether risks to trial participants are minimized and reasonable in relation to anticipated benefits. The IRB or ethics committee also approves the informed consent documents that must be provided to each clinical trial subject or his or her legal representative and must monitor the trial until it is completed.

Clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The pharmaceutical product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion. In the case of some products for severe or life-threatening diseases, such as cancer treatments, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, initial human testing is often conducted in patients.

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Phase 2. The pharmaceutical product is evaluated in a limited population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases, and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, and safety in an expanded population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA/BLA or by foreign authorities for approval of marketing applications.

Post-approval or Phase 4 clinical trials may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of subjects in the intended therapeutic indication and may be requested by the FDA as a condition of approval.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for any serious and unexpected adverse events or any safety findings from tests in laboratory animals that suggest a significant risk for human subjects. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA, sponsor, or a Data Safety Monitoring Committee, if used, may suspend a clinical trial at any time on various grounds, including a finding that trial participants are being exposed to an unacceptable health risk. Similarly, an IRB or ethics committee can suspend or terminate approval of a clinical trial if it is not being conducted in accordance with the IRB’s or ethics committee’s requirements or if the pharmaceutical product has been associated with unexpected serious harm.

Concurrent with clinical trials, companies usually complete additional animal studies. They must also develop additional information about the chemistry and physical characteristics of the pharmaceutical product as well as finalize a process for manufacturing in commercial quantities in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the pharmaceutical product candidate and among other things must develop methods for testing the identity, strength, quality, and purity of the final pharmaceutical product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the pharmaceutical product candidate does not undergo unacceptable deterioration over its shelf life.

United States Review and Approval Processes

The results of product development and preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the pharmaceutical product, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA/BLA requesting approval to market the product.

The NDA/BLA review and approval process is lengthy and difficult. The FDA may refuse to approve an NDA/BLA if applicable regulatory criteria are not satisfied, or it may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA/BLA does not satisfy the criteria for approval. If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling.

Post approval Requirements

Any pharmaceutical product for which we receive FDA approval are subject to continuing regulation by the FDA, including among other things record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements, which include among other things standards for direct-to-consumer advertising, promoting pharmaceutical products for uses or in patient populations not described in the pharmaceutical product’s approved labeling (off-label use), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties.

The FDA also may require post-market (Phase 4) testing, risk minimization action plans, and surveillance to monitor the effects of an approved product, or may place conditions on an approval that could restrict distribution or use of the product.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by federal, state, and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments.

International Regulation

In addition to regulations in the United States, a variety of foreign regulations govern clinical trials, commercial sales, and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA approval.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors, including government health administrative authorities, managed care providers, private health insurers, and other organizations. Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services in addition to safety and efficacy and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Third-party reimbursement adequate to enable us to realize an appropriate return on our investment in research and product development may not be available for our products.

Employees

As of May 31, 2012, we had 19 full-time employees in preclinical and clinical development and administration.

Item 1A. Risk Factors.

Risks Related to Capital Requirements and the Development, Regulatory Approval, and Commercialization of Our Product Candidates

We have limited sources of revenue, and we will need substantial additional funding to continue our operations, and we may be unable to raise additional capital when needed, or at all, which would force us to reduce or discontinue operations.

As of March 31, 2012, we had approximately $14.4 million in cash, cash equivalents, and marketable securities. Our revenues from licensing and research and development collaborations for the 3 months ended March 31, 2012 were $3.0 million. We consumed a net $3.4 million in cash used in operating activities during this period, or approximately $1.1 million per month. Our monthly spending levels vary based on new and ongoing development and corporate activities. As a result, our cash used in operating activities will also fluctuate from period to period. We have not sold any products and we do not expect to sell any products or derive royalty revenue from product sales for the next several years. However, in order to develop and bring our lead product candidates through clinical trials, we must commit substantial resources to additional costly and time-consuming research, preclinical testing, and clinical trials. In May 2012, we raised $15.6 million, net of offering costs, through the sale of 5,000,000 shares of Series E preferred stock. We anticipate that we will need to raise additional capital, the requirements of which will depend on many factors, including:

•	the scope, progress, expansion, costs, and results of our research and development programs and clinical trials;

•	the timing of and costs involved in obtaining regulatory approvals;

•	our ability to establish and maintain collaborative arrangements and obtain milestone, royalty, and other payments from collaborators;

•	the emergence of competing technologies and other adverse market developments;

•	the costs of maintaining, expanding, and protecting our intellectual property portfolio, including potential litigation costs and liabilities; and

•	the resources we devote to manufacturing, marketing, and commercializing our products.

Since our inception in 2000, we have been financing our operations primarily through the sale of private equity, interest income earned on cash and cash-equivalent and marketable securities balances, lines of finance credit, and payments under agreements with our collaborators. In order to fund our future needs we may seek additional funding through public or private equity or debt financings, collaborative arrangements, lines of credit, or other sources. Additional funding may not be available to us on a timely basis or at acceptable terms, or at all. We believe our cash on hand will sustain our operations for the next 12 months and that we will require substantial additional funds to support our continued research and development activities and the anticipated costs of preclinical studies, clinical trials, regulatory approvals, and potential commercialization. We have based this estimate, however, on assumptions that may prove to be wrong and we could spend our available financial resources much faster than we currently expect.

If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license technologies or clinical products or programs to others that we would prefer to develop and commercialize ourselves.

Our product candidates are at an early stage of development and may not be successfully developed or commercialized.

Our product candidates are in the early stage of development and will require substantial further capital expenditures, development, testing, and regulatory clearances prior to commercialization. Of the large number of drugs in development, only a small percentage successfully complete the FDA regulatory approval process and are commercialized. Accordingly, even if we are able to obtain the requisite financing to fund our development programs, we cannot assure you that our product candidates will be successfully developed or commercialized. If we or our partners are unable to develop, or receive regulatory approval for or successfully commercialize, any of our product candidates, we will not be able to generate sufficient product revenues to continue our business.

The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate we advance into clinical trials may not have favorable results in later clinical trials, if any, or receive regulatory approval.

Pharmaceutical development has inherent risk. We will be required to demonstrate through adequate and well-controlled clinical trials that our product candidates are effective, with a favorable benefit-risk profile, for use in their target indications before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that later clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. Furthermore, the efficacy or safety demonstrated with KB001, KB002 and intravenous formulation of KB001-A and KB003 may not be reproduced in KB001-A, KB003 and subcutaneous formulation of KB001-A and KB003, respectively. In addition, only a small percentage of drugs under development result in the submission of an NDA or BLA to the FDA and even fewer are approved for commercialization.

Any product candidates we may advance into clinical development are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing, and distribution of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable health authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive approval of an NDA/BLA from the FDA. The process of obtaining NDA/BLA approval is expensive, often takes many years, and can vary substantially based upon the type, complexity, and novelty of the products involved. Approval policies or regulations may change and the FDA has substantial discretion in the pharmaceutical approval process, including the ability to delay, limit, or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

The FDA or other regulatory agency can delay, limit, or deny approval of a product candidate for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication;

•	the FDA may not accept clinical data from trials which are conducted by individual investigators or in countries where the standard of care is potentially different from the United States;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials or the use of results from antibody studies that served as precursors to our current drug candidates;

•	the FDA may find deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; or

•	the approval policies or regulations of the FDA may significantly change in a manner rendering our or our development partners’ clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new pharmaceuticals based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.

Any product candidate we or our development partners advance into clinical trials may cause unacceptable adverse events or have other properties that may delay or prevent its regulatory approval or commercialization or limit its commercial potential.

Unacceptable adverse events caused by any of our product candidates that we advance into clinical trials could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications and markets. This in turn could prevent us from completing development or commercializing the affected product candidate and generating revenues from its sale.

We or our development partners have not yet completed testing of any of our product candidates for the treatment of the indications for which we intend to seek product approval in humans, and we currently do not know the extent of adverse events, if any, that will be observed in individuals who receive any of our product candidates. If any of our product candidates cause unacceptable adverse events in clinical trials, we may not be able to obtain regulatory approval or commercialize such product.

We may experience delays in commencing or conducting our clinical trials or in receiving data from third parties or in the completion of clinical testing, which could result in increased costs to us and delay our ability to generate product revenues.

Before we can initiate clinical trials in the United States for our product candidates, we need to submit the results of preclinical testing to the FDA as part of an IND, along with other information including information about product chemistry, manufacturing, and controls and our proposed clinical trial protocol. We currently plan to rely in part on preclinical, clinical, and quality data generated by third parties for the IND submission for KB001-A. If we are unable to use such data for any reason including reasons outside of our control, it will delay our plans for IND filings and clinical trial plans. If those third parties do not make these data available to us, we will likely have to develop all necessary preclinical and clinical data on our own, which will lead to additional delays and increase development costs of the product candidate. In addition, the FDA may require us to conduct additional preclinical testing for any product candidate before it allows us to initiate clinical testing under any IND, which may lead to additional delays and increase the costs of our preclinical development. Even where there is an active IND for a product candidate, clinical trials can be delayed for a variety of reasons including delays in:

•	identifying, recruiting, and training suitable clinical investigators;

•

reaching agreement on acceptable terms with prospective contract research organizations (CROs) and trial sites, the terms of which can be subject to extensive negotiation, may be subject to modification from time to time, and may vary significantly among different CROs and trial sites;

•	obtaining sufficient quantities of a product candidate for use in clinical trials;

•	obtaining IRB or ethics committee approval to conduct a clinical trial at a prospective site;

•	identifying, recruiting, and enrolling subjects to participate in a clinical trial; and

•	retaining participants who have initiated a clinical trial but may withdraw due to adverse events from the therapy, insufficient efficacy, fatigue with the clinical trial process, or personal issues.

The FDA may also put a clinical trial on clinical hold at any time during product candidate development.

Once a clinical trial has begun, recruitment and enrollment of subjects may be slower than we anticipate. Clinical trials may also be delayed as a result of ambiguous or negative interim results. Further, a clinical trial may be suspended or terminated by us, an IRB, an ethics committee, or a Data Safety Monitoring Committee overseeing the clinical trial, any of our clinical trial sites with respect to that site or the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or clinical trial site by the FDA or other regulatory authorities;

•	unforeseen safety issues or any determination that the clinical trial presents unacceptable health risks; or

•	lack of adequate funding to continue the clinical trial.

Any delays in the commencement of our clinical trials will delay our ability to pursue regulatory approval for our product candidates. Changes in regulatory requirements and guidance also may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may affect the costs, timing, and likelihood of a successful completion of a clinical trial. If we experience delays in the completion of, or if we must terminate, any clinical trial of any product candidate our ability to obtain regulatory approval for that product candidate will be delayed and the commercial prospects, if any, for the product candidate may suffer as a result. In addition, many of these factors may also ultimately lead to the denial of regulatory approval of a product candidate.

If our competitors develop treatments for the target indications of our product candidates that are approved more quickly, marketed more successfully or demonstrated to be more effective than our product candidates, our commercial opportunity will be reduced or eliminated.

We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our product candidates, if successfully developed and approved, will compete with established therapies as well as with new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product development, manufacturing, and marketing resources than we do. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also may compete with these organizations to recruit management, scientists, and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites, and registering subjects for clinical trials, and in identifying and in-licensing new product candidates.

There are several companies treating Pa using antibiotics or alternative approaches. For example, Intercell has a fusion protein vaccine program in Phase 3 for the prevention of Pa in mechanically ventilated ICU patients. There are two inhaled antibiotics (Tobi® and Cayston®) that have been approved for Pa to treat CF. We are also aware of one biologic drug (Pulmozyme®) that is approved in the US to treat respiratory problems in CF patients. KALYDECO®, a small-molecule drug that potentiates the form of the defective protein that causes CF, was recently approved by the FDA. VX-809 is a compound being developed by Vertex in Phase 2 clinical trials that is a potential disease modifying drug for CF.

Several companies are also working on anti-GM-CSF antibodies: Morphosys is conducting a Phase 1-2 trial in RA and MS, Micromet (now part of Amgen) has partnered with Nycomed (now part of Takeda) in a Phase 1 trial in RA, and MedImmune is conducting a Phase 2 trial in RA with an antibody against the GM-CSF receptor. Many companies are developing drugs for asthma. Monoclonal antibody drug development has primarily focused on allergic asthma. Xolair®, which is co-developed by Genentech and Novartis, is currently the only monoclonal antibody that we are aware of that is approved for the treatment of severe asthma. Genentech (Roche), MedImmune, Novartis and Pfizer, Novartis, each have an anti-IL-13 antibody program in Phase 2 testing for asthma. Other monoclonal antibodies in development target cytokines such as IL-4, IL-5, and IL-9 or their receptors. Although these drugs function differently, if successfully developed these drugs will compete in the asthma market.

Competition in cancer drug development is intense, with more than 300 compounds in clinical trials by large pharmaceutical companies. Many of these companies are focused on targeted therapies. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

If any product candidate that we successfully develop does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates will be limited.

Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors, and the medical community. Coverage and reimbursement of our product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any approved products will depend on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, major operators of hospitals and clinics, and patients of the product as a safe and effective treatment;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third parties and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse events;

•	the effectiveness of our sales and marketing efforts; and

•	unfavorable publicity relating to the product.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors, and patients, we may not generate sufficient revenue from that product candidate and may not become or remain profitable.

Reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our products profitably.

Market acceptance and sales of our product candidates will depend significantly on the availability of adequate insurance coverage and reimbursement from third-party payors for any of our product candidates and may be affected by existing and future health care reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective, and medically necessary;

•	appropriate for the specific patient;

•	cost effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical, and cost effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products even if approved.

In the United States and in certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could affect our ability to sell our products profitably. In particular, the Medicare Modernization Act of 2003 revised the payment methods for many products under Medicare. This has resulted in lower rates of reimbursement. There have been numerous other federal and state initiatives designed to reduce payment for pharmaceuticals.

As a result of legislative proposals and the trend toward managed health care in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide coverage of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs. We expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations, and additional legislative proposals as well as country, regional, or local healthcare budget limitations.

Governments may impose price controls, which may adversely affect our future profitability.

We intend to seek approval to market our future products in both the United States and in foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product. In some foreign countries, particularly in the European Union, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

Healthcare reform measures, if implemented, could hinder or prevent our commercial success.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of health care and containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

•	the demand for any drug products for which we may obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

If we are unable to establish sales and marketing capabilities or fail to enter into agreements with third parties to market and sell any products we may successfully develop, we may not be able to effectively market and sell any such products and generate product revenue.

We do not currently have the infrastructure for the sales, marketing, and distribution of any of our product candidates, and must build this infrastructure or make arrangements with third parties to perform these functions in order to commercialize any products that we may successfully develop. The establishment and development of a sales force, either by us or jointly with a development partner, or the establishment of a contract sales force to market any products we may develop will be expensive and time consuming and could delay any product launch. If we or our development partners are unable to establish sales and marketing capabilities or any other nontechnical capabilities necessary to commercialize any products we may successfully develop, we will need to contract with third parties to market and sell such products. We may not be able to establish arrangements with third parties on acceptable terms, if at all.

Risks Related to Our Dependence on Third Parties

We are dependent on Sanofi for most aspects of the development and commercialization of KB001-A, and Sanofi’s failure to develop and/or commercialize KB001-A would result in a material adverse effect on our business and operating results.

We have granted Sanofi an exclusive license to KB001-A for most aspects of the development and commercialization of KB001-A. Our strategic partnership with Sanofi on KB001-A may not be scientifically, medically, or commercially successful due to a number of important factors, including the following:

•

Sanofi’s obligation to use “diligent efforts” under our agreement leaves Sanofi with significant discretion in determining the efforts and resources that it will apply to the development and commercialization of KB001-A. The timing and amount of any cash payments, related royalties, and contingent payments we may receive under our agreement will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidate by Sanofi under our agreement. In addition, Sanofi may not choose to exercise its option to develop KB001-A for CF and bronchiectasis and has no contractual obligation to do so.

•	Sanofi may develop and commercialize, either alone or with others, products that are similar to or competitive with KB001-A for the indication that we are targeting.

•	Sanofi may change the focus of its development and commercialization efforts or pursue higher-priority programs.

•

Subject to our promotional rights in CF, Sanofi will have significant control over the commercialization of KB001-A for all indications. Sanofi’s commercialization objectives for different indications may not be consistent with our goals and there can be no assurance that Sanofi will want to commercialize KB001-A in a manner that maximizes our revenue. In addition, we may find that we cannot reach agreement over some of the development and commercialization aspects of KB001-A, resulting in program delays, termination, or other decisions that might have a material impact on our business.

•	Sanofi may not manufacture or supply sufficient drug substance for our own clinical use, such as our CF study, resulting in program delays from our own timing estimates.

•	We and Sanofi may fail to agree on the specific terms of a profit sharing arrangement within the United States for CF in the event that Sanofi elects the shared U.S. territory option.

•	Sanofi may utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability.

•	Sanofi may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements.

•

If Sanofi were to breach or terminate its arrangements with us, the development and commercialization of KB001-A could be delayed. We would need to either use our own resources and capabilities to continue development and commercialization of KB001-A or grant rights to another development or commercial partner.

•	Sanofi may not have sufficient resources necessary to carry the product candidate through clinical development or may not obtain the necessary regulatory approvals.

Sanofi’s failure to develop or effectively commercialize KB001-A for either VAP or CF would result in a material adverse effect on our business and results of operations and would likely cause our stock price to decline.

We intend to rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We are dependent on Sanofi to conduct the Phase 2 clinical trial for KB001-A for the prevention of VAP and, therefore, the timing of the initiation and completion of this trial is controlled by Sanofi and may occur on substantially different timing from our estimates. We also intend to use CROs to conduct our planned clinical trials and will rely on medical institutions, clinical investigators, CROs, and consultants to conduct our trials in accordance with our clinical protocols. Our future CROs, investigators, and other third parties play a significant role in the conduct of these trials and subsequent collection and analysis of data.

There is no guarantee that any CROs, investigators, or other third parties on which we rely for administration and conduct of our clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fails to meet expected deadlines, fails to adhere to our clinical protocols, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed, or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in our ongoing clinical trials unless we are able to transfer those subjects to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be jeopardized.

We rely completely on third parties to manufacture our preclinical and clinical pharmaceutical supplies and intend to rely on other third parties to produce commercial supplies of approved product candidates, if any, and our dependence on third party suppliers could adversely impact our business.

We are completely dependent on third-party manufacturers for product supply. If these third-party manufacturers are unwilling to deliver sufficient quantities of any of our products to us on a timely basis and in accordance with applicable specifications and other regulatory requirements, there could be a significant interruption of our supplies, which would adversely affect clinical development of the product. Furthermore, if any of our contract manufacturers cannot successfully manufacture material that conforms to our specifications and with FDA regulatory requirements, we will not be able to secure and/or maintain FDA approval, if any, for our product candidates.

We will also rely on our contract manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our anticipated clinical trials. There are a small number of suppliers for certain capital equipment and raw materials used to manufacture our product candidates. We do not have any control over the process or timing of the acquisition of these raw materials by our contract manufacturers. Moreover, we currently do not have agreements in place for the commercial production of these raw materials. Any significant delay in the supply of a product candidate or the raw material components thereof for an ongoing clinical trial could considerably delay completion of that clinical trial, product testing, and potential regulatory approval of that product candidate.

We do not expect to have the resources or capacity to commercially manufacture any of our proposed products if approved, and will likely continue to be dependent on third-party manufacturers. Our dependence on third parties to manufacture and supply us with clinical trial materials and any approved products may adversely affect our ability to develop and commercialize our products on a timely basis.

We may not be successful in establishing and maintaining additional strategic partnerships, which could adversely affect our ability to develop and commercialize products.

In addition to our current strategic partnership with Sanofi, a part of our strategy is to enter into additional strategic partnerships in the future, including alliances with major biotechnology or pharmaceutical companies. We face significant competition in seeking appropriate strategic partners and the negotiation process is time consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for any future product candidates and programs because our research and development pipeline may be insufficient, our product candidates and programs may be deemed to be at too early a stage of development for collaborative effort, and/or third parties may not view our product candidates and programs as having the requisite potential to demonstrate safety and efficacy. Even if we are successful in our efforts to establish new strategic partnerships, the terms that we agree upon may not be favorable to us and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. Any delay in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market.

Moreover, if we fail to establish and maintain additional strategic partnerships related to our product candidates:

•	the development of certain of our current or future product candidates may be terminated or delayed;

•	our cash expenditures related to development of certain of our current or future product candidates would increase significantly and we may need to seek additional financing;

•	we may be required to hire additional employees or otherwise develop expertise, such as sales and marketing expertise, for which we have not budgeted; and

•	we will bear all of the risk related to the development of any such product candidates.

Risks Relating to our Finances and Other Financial Matters

We have a history of operating losses, we expect to continue to incur losses, and we may never become profitable.

We have never been profitable and, as of March 31, 2012, we had an accumulated deficit of $75.9 million. We have incurred net losses each year since our inception except for the year ended December 31, 2007, including net operating losses of $2.3 million for the year ended December 31, 2011; $6.1 million for the year ended December 31, 2010; and $27.5 million for the year ended December 31, 2009. To date, we have only recognized revenues through payments for funded research and development and for license or collaboration fees. We expect to make substantial expenditures and incur additional operating losses in the future, to further develop and commercialize our product candidates. Our accumulated deficit is expected to increase significantly as we expand our development and clinical trial efforts. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our lead product candidates, either alone or with third parties. We do not currently have the required approvals to market any of our product candidates and we may not receive them. We may not be profitable even if we or our commercialization partners succeed in commercializing any of our product candidates. Because of the numerous risks and uncertainties associated with developing our product candidates and their potential for commercialization, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to our existing stockholders, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, the share ownership of existing stockholders will be diluted. Any future debt financing may involve covenants that restrict our operations, including limitations on our ability to incur liens or additional debt; pay dividends; redeem our stock; make certain investments; and engage in certain merger, consolidation, or asset sale transactions, among other restrictions. In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our product candidates or grant licenses on terms that are not favorable to us.

If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules (collectively, “SOX”), our management will be required to report the effectiveness of our internal control over financial reporting. When and if we are a “large accelerated filer” or an “accelerated filer” and are no longer an “emerging growth company,” each as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our systems including information technology; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff.

As a private company with limited resources, historically we have not had sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary, or adequate formally documented accounting policies and procedures to support, effective internal controls. We will commence the process of formally documenting, reviewing, and improving our internal controls over financial reporting for compliance with Section 404 of SOX and have already made efforts to improve our internal controls and accounting policies and procedures, including hiring new accounting personnel and engaging external temporary resources. However, we may continue to identify deficiencies and weaknesses in our internal controls. If material weaknesses or deficiencies in our internal controls exist and go undetected, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in 2012 and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. We may be unable to use these losses to offset income before such unused losses expire. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be further limited. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2011, we had federal and state net operating loss carryforwards of $67.0 million and $66.9 million, respectively, that could be limited if we experience an ownership change, which could have an adverse effect on our results of operations. These federal and state net operating loss carryforwards will expire commencing 2030 and 2028, respectively, if not utilized.

Risks Related to Our Business

Because we have a short operating history, there is a limited amount of information about us upon which you can evaluate our business and prospects.

Our operations began in March 2000 and we have a limited operating history upon which you can evaluate our business and prospects. In addition, as an early-stage company we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan we will need to successfully:

•	secure substantial additional funding from private or public market sources, including debt financings,

•	execute product development activities;

•	obtain required regulatory approvals for the development and commercialization of our product candidates;

•	build and maintain a strong intellectual property portfolio;

•	build and maintain robust sales, distribution, and marketing capabilities;

•	gain broad market acceptance for our products;

•	develop and maintain successful strategic relationships; and

•	manage our spending as costs and expenses increase due to clinical trials, regulatory approvals, and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop product candidates, raise capital, expand our business, or continue our operations.

If we fail to attract and retain key management and clinical development personnel, we may be unable to successfully develop or commercialize our product candidates.

We will need to expand and effectively manage our managerial, operational, financial, and other resources in order to successfully pursue our clinical development and commercialization efforts. As a company with a limited number of personnel we are highly dependent on the development, regulatory, commercial, and financial expertise of the members of our senior management, in particular David W. Pritchard, our president and chief executive officer, and Geoffrey Yarranton, our executive vice president and chief scientific officer. The loss of such individuals or the services of any of our other senior management could delay or prevent the further development and potential commercialization of our product candidates and, if we are not successful in finding suitable replacements, could harm our business. Our former Chief Medical Officer resigned in February 2012, and it took us three months to hire our current Chief Medical Officer in May 2012. Our success also depends on our continued ability to attract, retain, and motivate highly qualified management and scientific personnel and we may not be able to do so in the future due to intense competition among biotechnology and pharmaceutical companies, universities, and research organizations for qualified personnel. If we are unable to attract and retain the necessary personnel, we may experience significant impediments to our ability to implement our business strategy.

If we fail to effectively integrate our new executive officers into our organization, the future development and commercialization of our product candidates may suffer, harming future regulatory approvals, sales of our product candidates or our results of operations.

Our Chief Medical Officer recently joined us in May 2012, and our Chief Financial Officer joined us in July 2012. As a result, certain members of our executive team have not worked together as a group for a significant period of time. Our future performance will depend, in part on our ability to successfully integrate our newly hired executive officers into our management team and our ability to develop an effective working relationship among senior management. Our failure to integrate these individuals and create effective working relationships among them and other members of management could result in inefficiencies in the development and commercialization of our product candidates, harming future regulatory approvals, sales of our product candidates and our results of operations.

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our product candidates through clinical trials we will need to expand our development, regulatory, manufacturing, marketing, and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand we expect that we will need to manage additional relationships with various strategic partners, suppliers, and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend in part on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train, and integrate additional management, administrative, and sales and marketing personnel. We may not be able to accomplish these tasks and our failure to accomplish any of them could prevent us from successfully growing our company.

We face potential product liability exposure and, if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we may obtain marketing approval expose us to the risk of product liability claims. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers, or others using, administering, or selling our products. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	costs of related litigation;

•	substantial monetary awards to trial participants or other claimants;

•	decreased demand for our product candidates and loss of revenues;

•	impairment of our business reputation;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize our product candidates.

We have obtained limited product liability insurance coverage for our clinical trials domestically and in selected foreign countries where we are conducting clinical trials. Our coverage is currently limited to $10 million per occurrence and $10 million in the aggregate per year. As such, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our product candidates in development; however, we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers’ compensation, products liability, and directors’ and officers’ insurance. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant, uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Our employees may engage in misconduct or other improper activities including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state health care fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation.

In addition, during the course of our operations our directors, executives, and employees may have access to material, nonpublic information regarding our business, our results of operations, or potential transactions we are considering. We may not be able to prevent a director, executive, or employee from trading in our common stock on the basis of, or while having access to, material, nonpublic information. If a director, executive, or employee was to be investigated or an action was to be brought against a director, executive, or employee for insider trading, it could have a negative impact on our reputation and our stock price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

We use biological materials and may use hazardous materials, and any claims relating to improper handling, storage, or disposal of these materials could be time consuming or costly.

We may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. Our operations also produce hazardous waste products. Federal, state, and local laws and regulations govern the use, generation, manufacture, storage, handling, and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Our internal computer systems, or those of third party clinical research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of third party clinical research organizations and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for any of our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

Risks Related to Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies, and their uses as well as our ability to operate without infringing upon the proprietary rights of others. There can be no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. This failure to properly protect the intellectual property rights relating to these product candidates could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or our partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide any competitive advantage;

•

our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with, or eliminate our ability to make, use, and sell our potential products;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing products.

In addition to patents, we and our partners rely on trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants, and advisors, third parties may still obtain this information or may come upon this or similar information independently. If any of these events occurs or if we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

If we or our partners are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our success also depends on our ability and the ability of any of our future collaborators to develop, manufacture, market, and sell our product candidates without infringing upon the proprietary rights of third parties. Numerous U.S.-issued and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which we are developing products, some of which may be directed at claims that overlap with the subject matter of our intellectual property. Because patent applications can take many years to issue there may be currently pending applications, unknown to us, that may later result in issued patents upon which our product candidates or proprietary technologies may infringe. Similarly, there may be issued patents relevant to our product candidates of which we are not aware.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we or any of our licensors, suppliers, or collaborators infringe upon a third party’s intellectual property rights, we may have to:

•	seek to obtain licenses that may not be available on commercially reasonable terms, if at all;

•	abandon an infringing product candidate or redesign our products or processes to avoid infringement;

•

pay substantial damages including, in an exceptional case, treble damages and attorneys’ fees, which we may have to pay if a court decides that the product or proprietary technology at issue infringes upon or violates the third party’s rights;

•	pay substantial royalties or fees and/or grant cross-licenses to our technology; and/or

•	defend litigation or administrative proceedings that may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe upon our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, found to be unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology, or enter into strategic partnerships that would help us bring our product candidates to market.

In addition, any future patent litigation, interference, or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or our strategic partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all.

We may fail to comply with any of our obligations under existing agreements pursuant to which we license rights or technology, which could result in the loss of rights or technology that are material to our business.

We are a party to technology licenses that are important to our business and we may enter into additional licenses in the future. We currently hold licenses from Medical College of Wisconsin, University of California at San Francisco, Ludwig Institute, BioWa, Lonza, and Sanofi. These licenses impose various commercial, milestone payment, royalty, insurance, indemnification, and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would lose valuable rights under our collaboration agreements and our ability to develop product candidates.

We may be subject to claims that our consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us.

As is common in the biotechnology and pharmaceutical industry, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants were previously employed at, or may have previously or may be currently providing consulting services to, other biotechnology or pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that our company or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time consuming, and inherently uncertain. In addition, Congress may pass patent reform legislation. The Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

Risks Associated with our Capital Stock

No public market exists for our securities and we cannot assure you that our common stock will be listed on any securities exchange or quoted on any over-the-counter quotation system or that an active trading market will ever develop for any of our securities.

There is no public market for our capital stock. Following the effectiveness of this Form 10, we intend to register for resale under the Securities Act of 1933, as amended, or the Securities Act, the common stock issuable upon conversion of our preferred stock and will seek to list our common stock on the NYSE, Amex, or the NASDAQ Stock Market within the next eighteen months. We cannot assure you that we will be able to meet the initial listing standards of any of such markets or any other stock exchange, or predict the timing of such listing or that, if quoted, we will be able to maintain such a listing. If our common stock is listed on an over-the-counter system, an investor may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock that would be the case if and when we list on the NYSE, Amex, the NASDAQ Stock Market or other stock exchange.

Because we are becoming a reporting company under the Exchange Act by means of filing this Form 10, we may not be able to attract the attention of research analysts at major brokerage firms.

Because we do not intend to become a reporting company by conducting an underwritten initial public offering (IPO) of our common stock, we do not expect security analysts of major brokerage firms to provide coverage of our company in the near future. In addition, major investment banks may be less likely to agree to underwrite secondary offerings on our behalf than they might if we were to become a public reporting company by means of an IPO. The failure to receive research coverage or support in the market for our shares would have an adverse effect on our ability to develop a liquid market for our common stock.

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our common stock may become subject to the SEC’s penny stock rules, so broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

The SEC has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock may be less than $5.00 per share for some period of time and therefore would be a “penny stock” according to SEC rules, unless we are listed on a national securities exchange. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s prior written agreement to the transaction;

•

provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and that describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•

obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If required to comply with these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected.

Even if an active trading market develops for our common stock, our stock price may experience substantial volatility as a result of a number of factors, including:

•	sales or potential sales of substantial amounts of our common stock;

•	delay or failure in initiating or completing preclinical studies or clinical trials, or unsatisfactory results of these trials;

•	announcements about us or about our competitors including clinical trial results, regulatory approvals, or new product introductions;

•	developments concerning our licensors or product manufacturers;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the pharmaceutical or biotechnology industries;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results; and

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.

Many of these factors are beyond our control. The stock markets in general, and the market for pharmaceutical and biotechnological companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common stock regardless of our actual operating performance

Following the effectiveness of this Form 10, we may file a registration statement to register for resale the shares underlying our preferred stock. The availability of a substantial number of shares for resale could cause our stock price to decline, even if our business is doing well.

Following the effectiveness of this Form 10, we may file a registration statement under the Securities Act to permit the resale of the shares of common stock underlying our outstanding preferred stock. Following the effective date of such registration statement, a large number of shares of common stock will become available for sale in the public market. In addition, there are a substantial number of shares of our common stock underlying outstanding options and warrants. The availability of a substantial number of shares for resale under the registration statement or pursuant to Rule 144 promulgated under the Securities Act could cause our stock price to decline, even if our business is doing well.

We currently have outstanding shares of Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series C preferred stock, Series D preferred stock, and Series E preferred stock that have special rights that could limit our ability to undertake corporate transactions, inhibit potential changes of control and reduce the proceeds available to our common stockholders in the event of a change in control.

We currently have outstanding two classes of stock, common stock and preferred stock, and there are six series of preferred stock, Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series C preferred stock, Series D preferred stock, and Series E preferred stock. The holders of preferred stock, voting together, are entitled to elect two directors to our board. Pursuant to the terms of our amended and restated voting agreement, the parties to the agreement have agreed to vote their shares in such a way as to ensure that one director elected by the holders of preferred stock shall be a nominee of Sofinnova Ventures for so long as Sofinnova Ventures (or its affiliates) continues to hold at least five percent of our outstanding common stock, including shares of common stock issuable upon conversion of our preferred stock, options, and warrants. See “Certain Relationships and Related Transactions, and Director Independence—Voting Agreement.”

The holders of our preferred stock are entitled to various protective rights and certain consents from them are required before we are able to take certain actions, including the following:

•	amend our certificate of incorporation or bylaws;

•	redeem or pay a dividend on any of our capital stock;

•	create indebtedness in excess of $500,000;

•	enter into non-debt financial commitments in excess of $100,000 outside the ordinary course of business;

•	change the size of our board of directors;

•	create a new stock plan or amend an existing stock plan;

•	issue securities for licenses to technology or pharmaceutical drugs or compounds; or

•	consummate a liquidation event or other change of control transaction.

In addition, the holders of our preferred stock have anti-dilution protection under our amended and restated certificate of incorporation, which provides that in the event we issue additional shares of our common stock, options or rights to purchase our common stock or securities convertible into our common stock without consideration or at a price per share that is less than the then-effective conversion price of any series of our preferred stock, the conversion price of such series of preferred stock will be adjusted on a weighted average formula. As a result of such adjustments, each share of preferred stock would convert into a greater number of shares of our common stock.

As a result of the rights our preferred stockholders have, we may not be able to undertake certain corporate transactions, including equity or debt offerings necessary to raise sufficient capital to run our business, change of control transactions, or other transactions that may otherwise be beneficial to our businesses. In addition, the holders of our preferred stock will receive preferential payment in the event of certain change of control or liquidation transactions, possibly reducing the proceeds that would be available to our common stockholders. These provisions may discourage, delay, or prevent a merger, acquisition, or other change in control of our company that stockholders may consider favorable, including transactions in which our common stockholders might otherwise receive a premium price for their shares. Share of our preferred stock are also entitled to cumulative dividends. See “Item 11. Description of Registrant’s Securities to be Registered—Preferred Stock” for more detailed description of the rights of our preferred stock. If a trading market for our common stock were to be established, the market price of our common stock could be adversely affected by the rights of our preferred stockholders and lead investors. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors.

We have never paid and do not intend to pay cash dividends.

We have never paid cash dividends on any of our capital stock and we currently intend to retain future earnings, if any, to fund the development and growth of our business.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of 3 years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay, or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a majority stockholder vote;

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	do not provide stockholders with the ability to cumulate their votes;

•	require supermajority stockholder voting to effect certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws; and

•	require advance notification of stockholder nominations and proposals.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company. Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We plan to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory stockholder vote on executive compensation and any golden parachute payments not previously approved, exemption from the requirement of auditor attestation in the assessment of our internal control over financial reporting and exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). If we do, the information that we provide stockholders may be different than what is available with respect to other public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

Statements in the following discussion and throughout this report that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify forward-looking statements by the use of words such as “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this report because of numerous factors, many of which are beyond our control. These factors include, without limitation, those described under Item 1A “Risk Factors.” We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes. The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information appearing elsewhere in this Form 10.

Overview

We are a biopharmaceutical company focused on monoclonal antibody therapeutics for diseases that are a significant burden to society and patients and their families. We are developing patient-targeted, first -in-class medicines to treat serious medical conditions. Our primary clinical focus is on respiratory diseases and cancer. Our principal pharmaceutical product candidates in clinical development are:

•

KB001-A, a Humaneered™, anti-PcrV PEGylated Fab´ form of antibody that is being developed for the prevention and treatment of Pa infections in mechanically ventilated patients and chronically infected CF patients;

•	KB003, a Humaneered anti-granulocyte macrophage colony-stimulating factor monoclonal antibody that is being developed for the treatment of asthma unresponsive to corticosteroids; and

•

KB004, a Humaneered™ antibody directed against EphA3 receptor tyrosine kinase which we believe has the potential to offer a novel approach to treating both hematologic malignancies and solid cancer tumors.

KB001-A and KB003 are scheduled to begin randomized placebo controlled Phase 2 clinical trials for the treatment of respiratory diseases in the third quarter of 2012 and early 2013, respectively. KB004 is in Phase 1 clinical testing for hematological malignancies. We will need to raise additional capital in order to complete our Phase 2 clinical trials.

In January 2010, we entered into an agreement granting Sanofi exclusive worldwide rights to commercialize KB001-A for all indications, the lead indication being the prevention of ventilator associated pneumonia caused by Pa infection (Pa VAP) in patients receiving mechanical ventilation. Under the agreement, we received an upfront payment of $35 million and a $5 million payment in August 2011. We have the potential to receive additional clinical and regulatory contingent payments up to an aggregate $250 million if certain events are achieved, together with tiered royalties based upon global net sales of KB001-A.

We licensed our proprietary Humaneered™ antibody technology to Novartis in 2007 on a non-exclusive basis and received a license fee of $30 million. We are not currently actively pursuing the license of our Humaneered™ technology to third parties and we are not expecting to receive future revenue from additional licenses to this technology.

Critical Accounting Policies and Use of Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances and review our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We plan to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

While our significant accounting policies are described in more detail in Note 2 of our consolidated financial statements included in this Form 10, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Our contract revenues are generated primarily through research and development collaboration agreements, which may include nonrefundable, non-creditable upfront fees, funding for research and development efforts, and milestone or other contingent payments for achievements with regards to our licensed products. We have not materially modified any previous collaboration agreements or entered into any new agreements in 2011, nor have we received any milestone payments in 2011. Therefore, all collaboration agreements have been accounted for in accordance with the accounting guidance applicable to such arrangements prior to the adoption of Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, and ASU 2010-17, Revenue Recognition – Milestone Method.

We recognize revenue when persuasive evidence of an arrangement exists; transfer of technology has been completed, services are performed or products have been delivered; the fee is fixed and determinable; and collection is reasonably assured.

For multiple element arrangements, we evaluate whether the components of each arrangement were to be accounted for as separate units of accounting based on certain criteria. Upfront payments for licensing our intellectual property to date have not been separable from the activity of providing research and development services because the license has not been assessed to have stand-alone value separate from the research and development services provided. Such upfront payments are recorded as deferred revenue in the balance sheet and are recognized as contract revenue over the contractual or estimated substantive performance period, which is consistent with the term of the research and development obligations contained in the research and development collaboration agreement.

Payments resulting from our research and development efforts under license agreements are recognized as the activities are performed and are presented on a gross basis. Revenue is recorded gross because we act as a principal, with discretion to choose suppliers, bear credit risk and perform part of the services.

Substantive, at-risk milestone payments are recognized as revenue when the milestone is achieved and collectability is reasonably assured. When contingent payments are not for substantive and at-risk milestones, revenue is recognized over the estimated remaining term of the related service period or, if there are no continuing performance obligations under the arrangement, upon receipt provided that collection is reasonably assured and other revenue recognition criteria have been satisfied.

Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing contracts and purchase orders, reviewing the terms of our license agreements, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees to:

•	contract research organizations and other service providers in connection with clinical studies;

•	contract manufacturers in connection with the production of clinical trial materials;

•	vendors in connection with preclinical development activities.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows and expense recognition. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting changes in estimates in any particular period. Adjustments to prior period estimates have not been material for each of the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012.

Stock-Based Compensation

We expense stock-based compensation to employees over the requisite service period based on the estimated grant-date fair value-based measurement of the awards and considering estimated forfeiture rates. For stock-based compensation awards to non-employees, we re-measure the fair value-based measurement of the non-employee awards at each reporting period prior to vesting and finally at the vesting date of the award. Changes in the estimated fair value-based measurement of these non-employee awards are recognized as compensation expense in the period of change.

Determining the appropriate fair value-based measurement of stock-based awards requires the use of subjective assumptions. In the absence of a public trading market for our common stock, we conducted periodic assessments of the valuation of our common stock. These valuations were performed concurrently with the achievement of significant milestones, with major financing transactions or when prior valuations became stale under Section 409A of the Internal Revenue Code. The determination of the fair value-based measurement of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other subjective variables. These other variables include the expected term of the options, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair Value of our Common Stock: Because our stock is not publicly traded, we must estimate its fair value, as discussed in “Common Stock Valuations” below.

•

Expected Term: We do not believe we are able to rely on our historical exercise and post-vesting termination activity to provide accurate data for estimating the expected term for use in determining the fair value-based measurement of our options. Therefore, we have opted to use the “simplified method” for estimating the expected term of options.

•

Volatility: As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the biopharmaceutical industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free Rate: The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend Yield: We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. Forfeitures are estimated such that we only recognize expense for those shares expected to vest, and adjustments are made if actual forfeitures differ from those estimates.

For the years ended December 31, 2009, 2010, and 2011, stock-based compensation expense was $0.3 million, $0.3 million and $0.2 million, respectively. For the three month periods ended March 31, 2011 and 2012, stock-based compensation expense was $55,000 and $21,000, respectively. As of December 31, 2011 and March 31, 2012, we had approximately $0.2 million of total unrecognized compensation expense, net of related forfeiture estimates, which we expect to recognize over a weighted-average period of approximately 2.6 years and 2.7 years, respectively.

If any of the assumptions used in a Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

Common Stock Valuations

The fair value of the common stock underlying our stock options and restricted stock was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. All stock awards previously granted or to be granted in the future were or are expected to be granted at the grant date fair value of the award. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Valuation analysis of our common stock was performed by third party valuation specialists. The methodology used by the third party valuation specialists to determine the fair value of our common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value using the Option Pricing Method to all of the equity interests. The assumptions used in the valuation model to determine the fair value of our common stock as of the date of each option and restricted stock award, are based on numerous objective and subjective factors combined with management judgment including the following:

•	progress of research and development activities;

•	our operating and financial performance;

•	market conditions;

•	developmental milestones achieved;

•	sales of our convertible preferred stock in arms-length transactions;

•	business risks; and

•	management and Board experience.

We have granted stock options during the period from December 31, 2010 through March 31, 2012 as summarized below:

Date of Issuance	Number of Shares Subject to Options Granted	Exercise Price per Share	Fair Value Estimate per Common Share	Estimated Total Fair Value-Based Measurement of Options Granted (In thousands)
January 26, 2011	331,000	$0.41	$0.41	$136
April 5, 2011	500,000	$0.41	$0.41	$205
July 19, 2011	325,000	$0.41	$0.41	$133
March 12, 2012	238,500	$0.61	$0.61	$145

We also issued restricted stock awards during the period from December 31, 2010 through March 31, 2012 as summarized below:

Date of Issuance	Number of Shares Subject to Stock Awards Granted	Fair Value Estimate per Common Share	Estimated Total Fair Value-Based Measurement of Options Granted (In thousands)
January 26, 2011	258,000	$0.41	$106

Management and our board of directors performed valuation analyses with the assistance of independent valuation specialists to determine the then current fair value of our common stock. To facilitate these valuation analyses, we developed projections of our future revenues and operating expenses. Key assumptions reflected in the income approach calculations included the anticipated timing of a potential liquidity event, the estimated volatility of our common stock, the discount rate applied to the future cash flows and the discount for lack of marketability of our common stock. These income approach assumptions are set forth below for each of the valuations performed as of November 30, 2010 and 2011:

	November 30,
	2010	2011
Common Stock Value per Share	$0.41	$0.61
Time to Liquidity (in years)	0.5	2.0
Volatility	57%	53%
Discounted Cash Flow Discount Rate	14%	14%
Risk-Free Interest Rate	0.21%	0.25%
Marketability Discount Rate	20%	27%

For grants of stock awards made on dates for which there was no valuation performed by an independent valuation specialist, our board of directors determined the fair value of our common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

A valuation was performed by management and our board of directors with the assistance of an independent valuation specialist as of November 30, 2010 that determined the fair value of our common stock to be $0.41 per share. This valuation was performed in accordance with applicable elements of the technical practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid. Given our current stage of development, risks and considering we are not expected to realize any revenues from our three products in the near future, the market approach is not practical for application. Furthermore, the applicability of Guideline Public Companies Trading Multiples Approach is limited due to lack of close comparable guideline public companies in terms of business description, size, business model, stage of development and risks. Accordingly, income approach was used. For the income approach, the specialist utilized the capital asset pricing model to estimate the rate of return required by investors. To facilitate the valuation, we prepared a discounted cash flow analysis by developing projections of revenues and operating expenses and the specialist used a weighted-average cost of capital of 14%, which takes into consideration a company specific risk premium, market risk premium and an assumed risk free rate of return. We applied a marketability discount of 20%. In calculating the marketability discount as of November 30, 2010 using the same commonly-applied industry model as in our previous valuations, we made the following assumptions: 0.5 year period of restriction; 57% volatility metric using a 50:50 weighting of historical volatility and implied volatility; a 0% dividend yield as a percentage of stock price; and a risk-free interest rate of 0.21%. We used a time to liquidity of 0.5 of a year as we anticipated at the time of the valuation that we were likely to be acquired by companies interested in our programs and technology. The volatility factor used was estimated by taking the average historic price volatility for publicly traded industry peers based on daily price observations over the period. The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities similar to the time to liquidity. A marketability discount is used to factor in that private companies are generally less liquid than public companies. Based on the income approach valuation analyses, our board of directors determined the fair value of our common stock at November 30, 2010 to be $0.41 per share.

To provide a reasonable estimate of the fair value of our common stock as of November 30, 2011, an independent valuation specialist prepared an updated discounted cash flow analysis, based on updating our revenue and operating expense projections for changes in product candidates, including our decision to pursue the asthma market for our KB003 program in a Phase 2 study rather than rheumatoid arthritis, as well as an assessment of industry and market trends and risks associated with achieving success, including our declining cash balances. For the income approach, the specialist utilized the capital asset pricing model to estimate the rate of return required by investors. In performing the valuation, a weighted-average cost of capital of 14% was applied to the projections, which takes into consideration a company specific risk premium, market risk premium and an assumed risk free rate of return. A marketability discount of 27% was applied using the same commonly-applied industry model as in our previous valuations. In the second half of 2011, because we did not receive any further acquisition interest from other companies, we continued to focus our development efforts on our programs and initiated Series E preferred stock fund raising efforts. Accordingly, we modified our estimated time to liquidity to 2.0 years, when we estimated that we would have data from one or both of our trials for the KB001-A program for treating patients with cystic fibrosis and KB003 for treating patients with asthma not adequately controlled by corticosteroids, which could attract potential acquirers and new partners or possibly lead to an initial public offering of our common stock. The volatility factor used was estimated by taking the average historic price volatility for publicly traded industry peers based on daily price observations over the period. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities with similar time to liquidity. The marketability discount is used to factor in that private companies are generally less liquid than public companies. Based on the income approach valuation analyses, our board of directors determined the fair value of our common stock at November 30, 2011 to be $0.61 per share. No significant events occurred between the common stock valuation date of November 30, 2011 and the stock option grant date of March 12, 2012.

Results of Operations

General

To date, we have not generated any net income from operations and at March 31, 2012 had an accumulated deficit of $75.9 million primarily as a result of expenditures for research and development and general and administrative expenses. While we may in the future generate revenue from a variety of sources, including license fees, milestone payments, research and development payments in connection with strategic partnerships, our product candidates are at an early stage of development and may never be successfully developed or commercialized. Accordingly, we expect to continue to incur substantial losses from operations for the foreseeable future and there can be no assurance that we will ever generate significant revenue.

Contract Revenue

Our recent revenue is comprised primarily of collaboration agreement-related revenue. Collaboration agreement-related revenue has included license fees, payments for research and development services and milestone and other contingent payments.

Research &Development Expenses

Conducting research and development is central to our business model. For the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012, research and development expenses were $22.9 million, $18.9 million, $18.5 million, $5.0 million and $3.2 million, respectively. We expense both internal and external research and development costs as incurred. We currently track the external research and development costs incurred for each of our KB001-A, KB003 and KB004 projects. We have not tracked our external costs by project since inception. We began tracking our external costs by project beginning January 1, 2008. Our external research and development expenses consist primarily of:

•	expenses incurred under agreements with contract research organizations, investigative sites and consultants that conduct our clinical trials and a substantial portion of our preclinical activities;

•	the cost of acquiring and manufacturing clinical trial and other materials; and

•	other costs associated with development activities, including additional studies.

Internal research and development costs consist primarily of salaries and related fringe benefit costs for our employees (such as workers compensation and health insurance premiums), stock-based compensation charges, travel costs, lab supplies and overhead expenses. Internal costs generally benefit multiple projects and are not separately tracked per project. The following table shows our total research and development expenses for the years ended December 31, 2009, 2010, 2011 and for the three months ended March 31, 2011 and 2012:

	For the Year Ended December 31,			For the Three Months Ended March 31,		For the Period from January 1, 2008 to March 31, 2012
	2009	2010	2011	2011	2012
External costs:
KB001-A	$4,251	$1,667	$2,209	$71	$543	$15,841
KB003	4,255	2,676	1,433	451	400	15,545
KB004	4,330	4,781	5,502	1,475	642	16,096
Internal costs	10,026	9,769	9,368	3,048	1,635	40,466

Total research and development	$22,862	$18,893	$18,512	$5,045	$3,220	$87,948

We expect to continue to incur substantial expenses related to our development activities for the foreseeable future as we continue product development and initiate Phase 2 clinical trials for our KB001-A CF program and KB003 severe asthma program, as well as our ongoing Phase 1 clinical trial for our KB004 program. Since product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials, we expect that our research and development expenses will increase in the future. In addition, if our product development efforts are successful, we expect to incur substantial costs to prepare for potential clinical trials and activities beyond the currently planned Phase 2 trials for KB001-A and KB003 as well as a Phase 1 trial for KB004.

General and Administrative Expenses

General and administrative expenses consist principally of personnel-related costs, professional fees for legal, consulting, audit and tax services, rent and other general operating expenses not otherwise included in research and development. For the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012, general and administrative expenses were $5.2 million, $4.9 million, $4.0 million, $1.0 million and $0.9 million, respectively. We anticipate general and administrative expenses will increase in future periods, reflecting an expanding infrastructure and increased professional fees associated with being a public reporting company under the Exchange Act.

Comparison of Three Months Ended March 31, 2011 and 2012

	For the Three Months Ended March 31,		Variance
(In thousands)	2011	2012
Contract revenue	$4,319	$3,018	$(1,301)
Operating expenses:
Research and development	5,045	3,220	(1,825)
General and administrative	1,028	945	(83)

Loss from operations	(1,754)	(1,147)	607
Interest income	16	6	(10)
Other income (expense), net	—	10	10

Net loss	$(1,738)	$(1,131)	$607

Contract revenue in each period related solely to our arrangement with Sanofi in which we licensed the KB001-A program to Sanofi in 2010. Contract revenue decreased $1.3 million from the three months ended March 31, 2011 to the three months ended March 31, 2012. This decrease was mainly attributable to a change in the estimated period of our substantive performance obligations with Sanofi originally estimated to be completed by March 2012. We agreed to provide Sanofi with additional transition services through June 2012. This decrease was partially offset by the additional $0.9 million revenue recognized related to the $5 million payment received from Sanofi in August 2011 that was recognized ratably through June 30, 2012.

Research and development expenses decreased $1.8 million, from $5.0 million to $3.2 million for the three months ended March 31, 2011 and 2012, respectively. This was primarily due to a $0.9 million decrease in payroll related expenses, including travel and supplies, resulting from a headcount reduction of 19 employees in our research and development organization during 2011, and a $0.7 million decrease related to less spending for clinical trial expenses for our KB003 rheumatoid arthritis program and less development and manufacturing activities for our KB004 program. These decreases were partially offset by increased spending for our KB001-A program for cystic fibrosis. We discontinued our KB003 rheumatoid arthritis program because we believed the RA market was becoming increasingly competitive. We intend to continue the development of KB003 in the third quarter of 2012 with a Phase 2 study in asthma inadequately controlled with corticosteroids.

General and administrative expenses decreased $0.1 million from $1.0 million for the three months ended March 31, 2011 to $0.9 million for the three months ended March 31, 2012. The decrease in general and administrative expenses was primarily due to a $0.2 million decrease in personnel related costs from a headcount reduction of 5 employees in our general and administrative organization during 2011, offset partially by an increase in legal and accounting fees of $0.1 million to support our financing activities and preparations to become a public company.

Comparison of Years Ended December 31, 2010 and 2011

	For the Year Ended December 31,		Variance
($ in thousands)	2010	2011
Contract revenue	$17,712	$20,255	$2,543
Operating expenses:
Research and development	18,893	18,512	(381)
General and administrative	4,942	4,010	(932)

Loss from operations	(6,123)	(2,267)	3,856
Interest income	108	43	(65)
Other income (expense), net	915	(8)	(923)

Net loss	$(5,100)	$(2,232)	$2,868

Contract revenue in each period related solely to our arrangement with Sanofi in which we licensed the KB001-A program to Sanofi in 2010. Contract revenue increased $2.5 million from the year ended December 31, 2010 to the year ended December 31, 2011. This increase was primarily attributable to an additional $5.0 million non-refundable payment received in August 2011, of which we recognized $3.3 million in license revenue. This payment represented a second installment of the upfront fees due to us under the agreement with Sanofi for the licensing of our KB001-A program that was being recognized ratably through March 31, 2012, the estimated period over which our substantive performance obligations with Sanofi were expected to be completed. This increase was partially offset by a decrease of $1.0 million in reimbursements from Sanofi for the transition efforts related to the collaboration.

Research and development expenses decreased $0.4 million from the year ended December 31, 2010 to the year ended December 31, 2011. This decrease was attributable to a decrease in clinical trial cost of $0.6 million in 2011 and decreases in consulting and personnel related expenses, including salaries, travel and supplies of $0.6 million. The decrease in clinical trial costs is primarily related to higher spending for our KB003 RA program during 2010 as we discontinued the program during 2011. This decrease was partially offset by initiating patient recruitment for our KB004 Phase 1 clinical trial in 2011. The decrease in personnel related expenses was primarily attributed to a reduction of 19 employees in our research and development organization. These decreases from the year ended December 31, 2010, were partially offset by an increase in development expenses of $0.9 million as we initiated six-month toxicity studies and subcutaneous formulation feasibility work for our KB001-A cystic fibrosis program as well as ongoing development of flow assay and screening methods for our KB004 program.

General and administrative expenses decreased $0.9 million from the year ended December 31, 2010 to the year ended December 31, 2011. This decrease is primarily attributable to a decrease in consulting and personnel related expenses, including salaries, travel and supplies of $0.6 million from headcount reduction of 5 employees in our general and administrative organization during 2011, as well as decreases in legal expenses of $0.3 million attributable to fewer foreign patent filings for the year ended December 31, 2011.

Interest income was $43,000 for the year ended December 31, 2011 and $108,000 for the year ended December 31, 2010. The decrease was attributed to lower yields from lower investment balances in our portfolio which consisted primarily of government securities, high grade commercial paper and money market funds.

Other expense of $8,000 for the year ended December 31, 2011 consists primarily of $48,000 related to the revaluation of our preferred stock warrant liability, offset in part by foreign currency transaction gains of $40,000. Other income of $0.9 million for the year ended December 31, 2010 primarily reflects cash grants of $1.0 million received from the Internal Revenue Service under Section 48D of the Internal Revenue Code for the Qualified Therapeutic Discovery Project Program. All conditions to earn the grant were completed in the year ended December 31, 2010.

Comparison of Years Ended December 31, 2009 and 2010

	For the Year Ended December 31,		Variance
(In thousands)	2009	2010
Contract revenue	$589	$17,712	17,123
Operating expenses:
Research and development	22,862	18,893	(3,969)
General and administrative	5,190	4,942	(248)

Loss from operations	(27,463)	(6,123)	21,340
Interest income	291	108	(183)
Other income (expense), net	348	915	567
Benefit for income taxes	19	—	(19)

Net loss	$(26,805)	$(5,100)	$21,705

Contract revenue increased $17.1 million from the year ended December 31, 2009 to the year ended December 31, 2010. This increase was primarily related to the upfront payment of $35 million received from Sanofi in connection with the collaboration agreement we executed in January 2010. Of the upfront payment, $15.4 million was recognized as revenue in 2010. We also recorded $2.3 million in contract revenue for the year ended December 31, 2010, for the development services provided related to this agreement.

Research and development expenses were $22.9 million for the year ended December 31, 2009, compared to $18.9 million for the year ended December 31, 2010. Of the $4.0 million decrease, approximately $3.4 million was attributable to the completion of our Phase 1/2 clinical trials for KB001 for cystic fibrosis and ventilated associated pneumonia and Phase 1/2 clinical trials for KB003 for rheumatoid arthritis and asthma in 2009. We also spent less development expenses related to our KB001 program for ventilated associated pneumonia after we signed our collaboration agreement with Sanofi in January 2010, as Sanofi assumed the ongoing development costs under the terms of the agreement. The decrease in research and development expense from 2009 was also attributed to a decrease of personnel related expenses, includes salaries, travel and supplies of approximately $0.8 million from headcount attrition during 2010. These decreases from 2009 were partially offset by an increase of $0.6 million in 2010 for sublicense fees paid to a third party in connection with the Sanofi agreement. Additionally, during 2010, we incurred expenses due to recruiting patients for a follow on safety run-in study for KB003 in rheumatoid arthritis.

General and administrative expenses were $5.2 million for the year ended December 31, 2009, compared to $4.9 million for the year ended December 31, 2010. The decrease from 2009 was attributed primarily to less spending for market research studies and consulting fees for our programs.

Interest income was $0.3 million for the year ended December 31, 2009 and $0.1 million for the year ended December 31, 2010. The decrease was attributed to lower yields from our portfolio which consisted primarily of government securities, high grade commercial paper and money market funds.

Other income (expense), net, consisted primarily of the revaluation of our warrant liability of $0.3 million for the year ended December 31, 2009 and cash grants of $1.0 million from the Internal Revenue Service under Section 48D of the Internal Revenue Code for the Qualified Therapeutic Discovery Project Program for the year ended December 31, 2010. All conditions to earn the grant were completed in the year ended December 31, 2010.

Income Taxes

As of December 31, 2011, we had net operating loss carryforwards of approximately $67.0 million to offset future federal income taxes through 2030 and approximately $66.9 million that may offset future state income taxes through 2028. Current federal and state tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change. Even if the carryforwards are available, they may be subject to annual limitations, lack of future taxable income, or future ownership changes that could result in the expiration of the carryforwards before they are utilized. At December 31 2011, we recorded a 100% valuation allowance against our deferred tax assets of approximately $31.0 million, as our management believes it is uncertain that they will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss carryforwards, an adjustment to our net operating loss carryforwards would increase net income in the period in which we make such a determination.

Liquidity and Capital Resources

To date, we have funded our operations through the sale of equity securities and collaborations with third parties. From September 2008 to March 2009, we completed a private placement of our Series D Convertible Preferred Stock which resulted in net proceeds, after offering expenses, of approximately $35.7 million. At March 31, 2012, we had cash and cash equivalents and marketable securities of $14.4 million. In May 2012, the Company issued 5,000,000 million shares of Series E Convertible Preferred Stock at $3.40 per share, resulting in net proceeds of approximately $15.6 million. We will need to continue to raise capital to complete our ongoing and planned clinical trials.

The following table summarizes our equity funding sources as of May 31, 2012:

($ in thousands)
Issue	Year	No. Shares	Net Proceeds
Series A Convertible Preferred Stock, net	2001-2003	1,527,611	$1,835
Series B-1 Convertible Preferred Stock, net	2004	3,425,152	4,726
Series B-2 Convertible Preferred Stock, net	2004-2006	14,672,434	21,039
Series C Convertible Preferred Stock, net	2007	6,944,450	19,905
Series D Convertible Preferred Stock, net	2008-2009	11,385,196	35,673
Series E Convertible Preferred Stock, net	2012	5,000,000	15,561

		42,954,843	$98,739

Cash Flows for the Three Months Ended March 31, 2011 and 2012 and The Years Ended December 31, 2009, 2010 and 2011

Operating Activities

Cash used in operating activities decreased $2.0 million from the three months ended March 31, 2011, compared to the three months ended March 31, 2012, primarily due to a $1.6 million net change in the components of operating assets and liabilities and a $0.6 million decrease in net loss. Cash used in operating activities decreased $39.4 million from the year ended December 31, 2009 to the year ended December 31, 2010 primarily due to $36.8 million received from the Sanofi collaboration as well as $1.0 million of grants received from the Internal Revenue Service under Section 48D of the Internal Revenue Code for the Qualified Therapeutic Discovery Project Program in 2010 together with a reduction in operating expenses in 2010. Cash used in operating activities decreased $29.7 million from the year ended December 31, 2010, to the year ended December 31, 2011 primarily due to cash used in operations from a $32.4 million net change in the components of operating assets and liabilities driven by a $33.6 million reduction in our deferred revenue related to the Sanofi arrangement partially offset by a $2.9 million decrease in net loss.

Investing Activities

Cash used in and provided by investing activities for the three months ended March 31, 2011 and 2012 and the years ended December 31, 2009, 2010 and 2011 consists primarily of purchases of marketable securities offset primarily by proceeds from maturities of marketable securities. Additionally, purchases of property and equipment for the three months ended March 31, 2011 and 2012 and the years ended December 31, 2009, 2010 and 2011 were $214,000, $0, $293,000, $68,000 and $463,000, respectively.

Financing Activities

Cash provided by financing activities decreased $4.9 million from the year ended December 31, 2009 to the year ended December 31, 2010 primarily due to the issuance of additional shares of our Series D Convertible Preferred Stock which resulted in net proceeds of $5.0 million in 2009. Other financing activities for the three months ended March 31, 2011 and 2012 and the years ended December 31, 2010 and 2011 consisted primarily of proceeds from stock option exercises.

Management believes that cash and cash equivalents as of May 2012, are sufficient to sustain operations for the next 12 months based on our existing business plan and given the ability to control the timing of significant expense commitments.

We expect to incur substantial expenditures in the foreseeable future for the research, development and potential commercialization of our product candidates. We will continue to require additional financing to develop our products and fund operating losses. We will seek funds through equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing, including a public offering. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. If adequate funds are not available to us, we may be required to delay, reduce or eliminate research and development programs.

Contractual Obligations and Commitments

We have lease obligations consisting of an operating lease for our operating facility that commenced in July 2011 and expires June 2014, for approximately 40,000 square feet. We also sublease out approximately 19,000 square feet of our space to separate third parties.

The following table summarizes our contractual obligations as of March 31, 2012 as described below.

	Payments due by period
(In thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Lease obligations	$2,697	$875	$1,822	—	—

Total	$2,697	$875	$1,822	—	—

Additionally, from October 1, 2013 to the date on which there is an automatic conversion of all of the outstanding shares of our convertible preferred stock, the holders of Series E Preferred Stock shall be entitled to receive cumulative dividends of $0.17 per share payable whether or not they have been declared by the board of directors. If we fail to pay such dividends, then the dividend rate for the Series E preferred stock will increase to $0.34 per share annually, until such dividends are paid in full All such dividends shall accrue automatically on a daily basis and all accrued and unpaid dividends shall be fully paid quarterly prior to payment of any other dividend.

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts.

Quantitative and Qualitative Disclosures about Market Risks

Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. We are exposed to market risk related to fluctuations in interest rates, market prices, and foreign currency exchange rates. However, since a majority of our investments are in short-term FDIC-insured government securities, corporate bonds, and money market funds, we do not believe we are subject to any material market risk exposure. As of December 31, 2011, and March 31, 2012, we did not have any derivative financial instruments. The fair value of our marketable securities, including those included in cash equivalents and marketable securities, was $17.8 million and $14.4 million as of December 31, 2011 and March 31, 2012, respectively.

Our investment policy is to limit credit exposure through diversification and investment in highly rated securities. We actively review, along with our investment advisors, current investment ratings, company specific events and general economic conditions in managing our investments and in determining whether there is a significant decline in fair value that is other-than-temporary. We monitor and evaluate our investment portfolio on a quarterly basis for other-than-temporary impairment charges.

Internal Control Over Financial Reporting

Pursuant to Section 404 of SOX, our management will be required to report on, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

As a private company with limited resources, historically we have not had sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary for, or adequate documented accounting policies and procedures to support effective internal controls to comply with Section 404 of SOX. We are in the process of commencing the documentation, review and improvement of our internal controls over financial reporting for compliance with Section 404 of SOX and will make additional efforts to improve our internal controls and accounting policies and procedures, which will include hiring new accounting personnel and engaging external temporary resources. We recently hired our Chief Financial Officer who began employment in July 2012. We may identify deficiencies and weaknesses in our internal controls. If material weaknesses or deficiencies in our internal controls exist and go undetected, our financial statements could contain material misstatements that, when discovered in the future could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

Item 3. Properties.

Our principal laboratory and administrative facilities are located in South San Francisco, California. We currently lease approximately 40,000 square feet of laboratory and office space in South San Francisco, California under a lease that expires in June 2014. Of the space leased, we sublease approximately 19,000 square feet of laboratory and office space to two other companies. Both those subleases also expire June 2014.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of May 31, 2012, certain information concerning the beneficial ownership of our capital stock, including our common stock, Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock, by:

•	each stockholder known by us to own beneficially 5% or more of any class of our outstanding stock;

•	each director;

•	each named executive officer; and

•	all of our executive officers and directors as a group, and their percentage.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Title of Class	Percentage of Class (2)

Directors and Executive Officers

James Healy, M.D., Ph.D. (3)	—	—	—

Dennis Henner, Ph.D. (4)	—	—	—

Ted W. Love (5)	112,500	Common	1.02%

Gary Lyons (6)	37,500	Common	0.34%

Brigitte Smith (7)	—	—	—

Ray Withy (8)	225,000	Common	2.05%

Denise Gilbert, Ph.D. (9)	75,000	Common	*

David Pritchard (10)	2,523,521	Common	22.97%

Jeffrey H. Cooper (11)	—	—	—

Nestor A. Molfino (12)	—	—	—

Geoffrey Yarranton (13)	1,256,645	Common	11.44%

Other 5% Stockholders

Entities affiliated with Alloy Ventures (14) 400 Hamilton Ave, 4th Floor Palo Alto, CA 94301	5,147,389	Preferred	11.98%

Baxter International Inc. One Baxter Parkway Deerfield, IL 60015-4625	3,000,308	Preferred	6.98%

Entities affiliated with Fidelity Investments (15) 82 Devonshire Street, V13H Boston, MA 02109	5,000,000	Preferred	11.64%

Entities affiliated with GBS Venture Partners (16) 71 Collins St., Level 5 Melbourne, VIC 3000 Australia	2,805,950	Preferred	6.53%

LB I Group Inc. c/o LAMCO LLC 1271 Avenue of the Americas, 40th Floor New York, NY 10020 Attn: Faruk Amin	3,472,222	Preferred	8.08%

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Title of Class	Percentage of Class (2)

Entities affiliated with MPM BioVentures (17) 200 Clarendon Street, 5th Floor Boston, MA 02116	9,128,221	Preferred	21.25%

Entities affiliated with Sofinnova Ventures (18) 2800 Sand Hill Road, Suite 150, Menlo Park CA 94025	5,788,737	Preferred	13.48%

David Pritchard KaloBios Pharmaceuticals, Inc. 260 East Grand Avenue, South San Francisco, CA 94080	2,523,521	Common	22.97%

Entities affiliated with 5AM Ventures (19) 2200 Sand Hill Road, Suite 110 Menlo Park, CA 95025	572,295	Common	5.22%

All executive officers and directors as a group (11 persons) (20)	4,230,166	Common	49.58%

	—	Preferred	—

*	Less than 1%
(1)	Unless otherwise indicated, the address of such beneficial owner is c/o KaloBios Pharmaceuticals, Inc., 260 East Grand Avenue, South San Francisco, CA 94080.
(2)	Based upon an aggregate of 7,606,718 shares of common stock and 42,954,842 shares of preferred stock issued and outstanding as of May 31, 2012. We have 6 series of preferred stock outstanding, Series A, B-1, B-2, C, D and E shares.
(3)	James Healy serves as the President of Sofinnova Ventures, Inc., the management company affiliate of the entities affiliated with Sofinnova Ventures that hold 5,788,737 shares of preferred stock and 28,421 shares of common stock, as described below. Dr. Healy has shared voting and dispositive power with respect to the shares held by the entities affiliated with Sofinnova Ventures but disclaims beneficial ownership thereof except to the extent of his relative pecuniary interest therein.
(4)	Dennis Henner serves as general partner of MPM BioVentures, the management company affiliate of the entities affiliated with MPM BioVentures that holds 9,128,221 shares of preferred stock as described below. Dr. Henner has no voting or dispositive power with respect to the shares held by the entities affiliated with MPM BioVentures.
(5)	Includes options to purchase an aggregate of 112,500 shares of common stock that are exercisable in the next 60 days.
(6)	Includes options to purchase an aggregate of 37,500 shares of common stock that are exercisable in the next 60 days.
(7)	Ms. Smith serves as a director of GBS Venture Partners, the management company affiliate of the entities affiliated with GBS Venture Partners that hold 2,805,950 shares of preferred stock, as described below. Ms. Smith has no voting or dispositive power with respect to the shares held by the entities affiliated with GBS Venture Partners.
(8)	Includes options to purchase an aggregate of 125,000 shares of common stock that are exercisable in the next 60 days.
(9)	Includes options to purchase an aggregate of 75,000 shares of common stock that are exercisable in the next 60 days.

(10)	Includes options to purchase an aggregate of 250,000 shares of common stock that are exercisable in the next 60 days.
(11)	Jeffrey H. Cooper, our Chief Financial Officer, joined us in July 2012. The Board of Directors granted him an option to purchase 580,000 shares of common stock in July 2012. Such options are not included in the above ownership table.
(12)	Néstor A. Molfino, our Chief Medical Officer, joined us in May 2012. The Board of Directors granted him an option to purchase 580,000 shares of common stock in July 2012. Such options are not included in the above ownership table.
(13)	Includes options to purchase an aggregate of 325,000 shares of common stock that are exercisable in the next 60 days.
(14)	Includes 1,335,734 shares of preferred stock held by Alloy Annex I, L.P., 332.526 shares of preferred stock held by Alloy Corporate 2000, L.P., 570,487 shares of preferred stock held by Alloy Investors 2000, L.P., 141,808 shares of preferred stock held by Alloy Venture Partners 2000, L.P. and 2,766,834 shares of preferred stock held by Alloy Ventures 2000, L.P.
(15)	Includes 2,353,000 shares of preferred stock held by Fidelity Magellan Fund: Fidelity Magellan Fund, 1,403,000 shares of preferred stock held by Fidelity Securities Fund: Fidelity Dividend Growth Fund, 693,000 shares of preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio, 227,000 shares of preferred stock held by Variable Insurance Products Fund III: Balanced Portfolio, 153,000 shares of preferred stock held by Fidelity Advisor Series I: Fidelity Advisor Dividend Growth Fund, 128,000 shares of preferred stock held by Fidelity Rutland Square Trust II: Strategic Advisers Core Fund, 42,000 shares of preferred stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund and 1,000 shares of preferred stock held by Fidelity Rutland Square Trust II: Strategic Advisers Core Multi-Manager Fund.
(16)	Includes 2,033,354 shares of preferred stock held by GBS Venture Partners Limited, in its capacity as trustee of Bioscience Ventures II Fund and 772,596 shares of preferred stock held by GBS Venture Partners Limited, in its capacity as trustee of the Genesis Fund.
(17)	Includes 118,605 shares of preferred stock held by MPM Asset Management Investors 2005 BVIII LLC, 565,833 shares of preferred stock held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 202,267 shares of preferred stock held by MPM BioVentures III Parallel Fund, LP, 450,240 shares of preferred stock held by MPM BioVentures III, LP, 6,695,890 shares of preferred stock held by MPM BioVentures III-QP, L.P. and 1,095,386 shares of preferred stock held by MPM BioVentures Strategic Fund LP.
(18)	Includes 140,707 shares of preferred stock and 891 shares of common stock held by Sofinnova Venture Affiliates V, LP, 5,563,359 shares of preferred stock held by Sofinnova Venture Partners V, LP and 84,671 shares of preferred stock held by Sofinnova Venture Principals V, LP.
(19)	Includes 57,413 shares of common stock held by 5AM Co-Investors, LLC and 514,822 shares of common stock held by 5AM Ventures, LLC.
(20)	Includes the shares referred to in footnotes 5, 6 and 8-14 above.

Item 5. Directors and Executive Officers.

The following table sets forth certain information about our executive officers, key employees and directors as of July 15, 2012.

Name	Age	Position
David W. Pritchard	58	Chief Executive Officer, Director
Jeffrey H. Cooper	56	Chief Financial Officer
Nestor A. Molfino, M.D.	54	Chief Medical Officer
Geoffrey T. Yarranton, Ph.D.	60	Chief Scientific Officer, Executive Vice President, Research and Development
Charles Democko	57	Vice President, Regulatory and Quality
Anne Borgman Hagey	44	Associate Chief Medical Officer
Jeanne Y, Jew	49	Head of Business Development
Edmond Mok	41	Senior Director of Finance and Controller
Dan Shochat, Ph.D.	72	Vice President, Head of Non-clinical Development
Thomas C. Yonker	54	Head of Project Management
James I. Healy, M.D., Ph.D. (2)(3)	47	Director, Chairman of the Board
Denise Gilbert (3)	54	Director
Dennis Henner, Ph.D. (2)	61	Director
Ted W. Love (3)	53	Director
Gary Lyons (1)	61	Director
Brigitte Smith (1)	45	Director
Raymond M. Withy, Ph.D. (1)(2)	57	Director

(1)	Member of the Compensation Committee
(2)	Member of the Nominating and Governance Committee
(3)	Member of the Audit Committee

Executive Officers and Key Employees

David W. Pritchard has served as our President and Chief Executive Officer since August 2006. Mr. Pritchard has more than 25 years of experience in general management, business development and financial management within the biopharmaceutical industry. Prior to joining KaloBios, he held the position of Chief Business Officer at Rinat Neuroscience Corporation, where he managed the acquisition of Rinat by Pfizer in 2006. Prior to that, he was Chief Financial Officer at Matrix Pharmaceuticals and managed the sale of the company to Chiron Corporation (now Novartis). Between 1992 and 2000 Mr. Pritchard served as Vice President, Business Development and Chief Financial Officer of Metabolex, Inc. where he completed three rounds of financing and negotiated four worldwide corporate alliances with major pharmaceutical companies. He started his biotechnology career at Triton Biosciences, Inc. as one of the founding managers, where he held various positions including heading up sales and marketing, commercial development, and cancer diagnostics, and ultimately managed the sale of Triton (predominately to Schering AG, now Bayer). Mr. Pritchard holds a Bachelor of Science in chemical engineering from Cornell University and a Master of Business Administration from Stanford University.

Jeffrey H. Cooper has served as our Chief Financial Officer since July 2012. Prior to joining Kalobios, Mr. Cooper served from 2003 to June 2012 in positions of increasing responsibility beginning as Vice President, Controller, to his most recent position as Senior Vice President and Chief Financial Officer of BioMarin Pharmaceutical, Inc., a publicly traded pharmaceutical company. Prior to BioMarin, from 1995 to 1997 and 1998 to 2002, he served as Vice President of Finance at Matrix Pharmaceuticals where he was responsible for the financial management of the company. Earlier in his career, Mr. Cooper held numerous finance-related positions within the health care and pharmaceutical industries, including Corporate Controller at Foundation Health Systems and Director of Business Analysis at Syntex Corporation, a company he worked for from 1983 to 1995. Mr. Cooper, a Certified Public Accountant (inactive), earned a Bachelor of Arts in economics from the University of California, Los Angeles, and a Master of Business Administration from Santa Clara University.

Néstor A. Molfino, M.D., FCCP has served as our Chief Medical Officer since May 2012. Dr. Molfino has over 18 years of experience in the biopharmaceutical industry. From July 2008 until he joined KaloBios, Dr. Molfino served as Vice President of Clinical Development, and Pulmonary Therapeutic Area Head of MedImmune. In this role, he was responsible for all phases of global clinical development for pulmonary conditions. From 2004 to 2008, he was Senior Director, Clinical Development at Otsuka Maryland Research Institute. Previously, he held the positions of Director, Medical Affairs at Baxter Bioscience from 2000 to 2003, and Vice President, R&D and Scientific Affairs at Theratechnologies, Inc., a Montreal-based biotechnology start-up. Earlier in his career in industry, Dr. Molfino was Director, Clinical Research at Abbott Laboratories and began his industry career at Boehringer Ingelheim. Dr. Molino received his M.D. from the Universidad Nacional de Rosario, Argentina and a Master of Science degree from the University of Toronto/Mount Sinai Research Institute.

Geoffrey T. Yarranton, Ph.D. has served as our Chief Scientific Officer and Executive Vice President of Research and Development since October 2006. Prior to this, he co-founded Celscia Therapeutics in 2003 and served as Chief Executive Officer before merging Celscia with KaloBios in 2004. Following the merger, Dr. Yarranton led KaloBios through a $21M Series B financing. Dr. Yarranton has over 30 years of experience in the biotechnology industry working both in Europe and the U.S. Prior to co-founding Celscia, Dr. Yarranton served as Senior Vice President of Research and Development at Coulter Pharmaceutical. Following the acquisition of Coulter Pharmaceutical by Corixa Corporation, Dr. Yarranton became Senior Vice President of Research and Development and Site Director of the South San Francisco site. Dr. Yarranton spent 16 years at Celltech Therapeutics in the United Kingdom, where he led their research activities as the Director of Research. Dr. Yarranton holds a Bachelor of Science degree in biology from the University of Leicester in the United Kingdom and a Ph.D. in the enzymology of DNA replication, from the National Institute for Medical Research, United Kingdom.

Charles J. Democko has served as our Vice President of Regulatory and Quality since January 2008. Mr. Democko has more than 25 years of experience in research and development in start-up to mid-size pharmaceutical companies. He served as Vice President of Regulatory and Development Operations of Novacea, Inc., a pharmaceutical company, from 2005 to 2008. Prior to Novacea, Mr. Democko served as Vice President, Regulatory Affairs and Development at Signature Therapeutics (previously PharmacoFore, Inc.), a privately-held biopharmaceutical company. Prior to that, he served as Vice President, Regulatory Affairs at Connetics, Inc., a pharmaceutical company acquired by Stiefel Laboratories. Mr. Democko has also held management-level positions at Theravance, Inc., Elan Pharmaceuticals, Inc. and Genentech, Inc., all of which are biopharmaceutical companies. Mr. Democko holds a Bachelor of Science in microbiology from Ohio State University.

Anne Borgman Hagey, M.D. has served as our Associate Chief Medical Officer since July 2011. From 2008 to 2011, Dr. Hagey served as Chief Medical Officer and Vice President of Talon Therapeutics, Inc., a public biopharmaceutical company (formerly Hana Biosciences). From 2000 to 2008, she worked at Abbott Laboratories Global Pharmaceutical Research and Development, where she served as Global Project Head, Oncology beginning in 2005. Dr. Hagey completed her clinical and research fellowship at the University of California, Los Angeles, Section of Pediatric Hematology Oncology and Bone Marrow Transplant, and prior to that completed her pediatric residency at Baylor College of Medicine/Texas Children’s Hospital. Dr. Hagey received her Bachelor of Science in Biochemistry from the University of Illinois and received her M.D. from the Loyola University of Chicago Stritch School of Medicine. Dr. Hagey is licensed to practice medicine in the states of California and Illinois, and currently holds an adjunct faculty member position at Stanford University School of Medicine, Department of Pediatrics, Division of Hematology, Oncology, Stem cell, Transplantation, and Cancer Biology.

Jeanne Y. Jew has served as our Head of Business Development since April 2008. Ms. Jew has more than 20 years of experience in business development, product planning and general management in the biotechnology industry. Ms. Jew served as Vice President of Corporate Development of Onyx Pharmaceuticals, a biopharmaceutical company, from 2002 to 2007, where she was responsible for all business development activities and commercial planning for Nexavar. Prior to Onyx Pharmaceuticals, Ms. Jew served in positions of increasing responsibility at Coulter Pharmaceutical and became Vice President, Business Development following the acquisition of Coulter Pharmaceutical by Corixa Corporation. Earlier in her career, Ms. Jew has also held business development positions at Scios, Inc. and Genentech, Inc. Ms. Jew holds a Bachelor of Arts in psychology from Wesleyan University and a Master of Business Administration from Cornell University.

Edmond Mok has served as our Senior Director of Finance and Controller since April 2007. Previously, Mr. Mok served as Director of Finance of CoTherix, Inc., a publicly held biopharmaceutical company, from 2005 until its sale to Actelion Pharmaceuticals in 2007. Prior to joining CoTherix, Mr. Mok served as Corporate Controller at Securify, Inc., a private security software company. Mr. Mok has also held financial managerial positions at mid-size public software companies, including Resonate, Inc. and Legato Systems and has been a part of initial and follow-on public offerings and mergers and acquisitions. Mr. Mok began his career in KPMG Peat Marwick LLP’s audit group. Mr. Mok, a Certified Public Accountant (inactive) holds a Bachelor of Arts in Social Science from the University of California at Berkeley and is a licensed CPA.

Dan Shochat, Ph.D. has served as our Vice President and Head of Non-Clinical Development since January 2004. Prior to this, he co-founded Celscia Therapeutics in 2003 and served as Executive Vice President and Chief Technical Officer before merging Celscia with KaloBios in 2004. Dr. Shochat has 28 years of experience in the biopharmaceutical industry and 34 years of involvement in research and development of antibodies and antibody conjugates for imaging and therapy. Dr. Shochat served as Vice President of Pharmaceutical Development at Deltagen, Inc. from 2001 to 2002. In 1995, Dr. Shochat was the first employee of Coulter Pharmaceutical, Inc. as Vice President of Research and Development, and subsequently was promoted to Senior Vice President and Chief Scientific Officer. At Coulter, he led the development and manufacturing of Bexxar, a novel centrally radiolabeled monoclonal antibody. In 1988 he joined American Cyanamid to establish the Biotechnology Development Section and led it until 1995. Prior to this, Dr. Shochat established the Product R&D Group at Immunomedics Inc. and directed it from 1984 to 1988. Dr. Shochat holds a Bachelor of Science in biology and a Master in Science in physiology from the Hebrew University in Jerusalem, Israel, and a Ph.D. in biochemistry from Louisiana State University Medical Center.

Thomas C. Yonker has served as our Head of Project Management since March 2008. Mr. Yonker has more than 25 years of experience in the biopharmaceutical industry in start-up to large pharmaceutical companies. He served as Senior Director, ISRD Operations and Program Management of Entelos, Inc., a life sciences technology company, from August 2006 to March 2008. Prior to Entelos, Mr. Yonker held the position of Senior Director, Project and Portfolio Management at Abgenix (acquired by Amgen) and before that was Vice President of Project and Alliance Management at Corgentech Inc., a private pharmaceutical company acquired by AlgoRx Pharmaceuticals Inc. Mr. Yonker has also held management level positions with InterMune, a biotechnology company, Aviron (acquired by Medimmune), ALZA Corporation, a pharmaceutical and medical systems company acquired by Johnson & Johnson, Synergen Inc. (acquired by Amgen), Glaxo Research Institute, and The Upjohn Company, a former pharmaceutical manufacturing company . Mr. Yonker holds a Bachelor of Science in Biomedical Science and a Master of Business Administration from Western Michigan University.

Non-Employee Directors

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since September 2001, a member of its audit committee since April 2005, a member of its nominating and corporate governance committee since October 2008 and as the chairman of our board of directors since 2001. Dr. Healy joined Sofinnova Ventures as a General Partner in 2000. Dr. Healy was an early investor and board member of Cellective (acquired by MedImmune), CoTherix (acquired by Actelion), Movetis (acquired by Shire), and Preglem (acquired by Richter). In the pharmaceutical industry, Dr. Healy held positions at Bayer Pharmaceuticals (Miles) and ISTA Pharmaceuticals prior to its initial public offering. He began his private equity career at Sanderling Ventures. Dr. Healy serves on the Board of Directors of Anthera Pharmaceuticals, Inc., Amarin Corporation plc and InterMune, Inc., as well as the several private companies including Cebix Inc., Durata Therapeutics, InteKrin Therapeutics Inc. and Sorbent Therapeutics. Dr. Healy earned Bachelor of Arts degrees in Molecular Biology and Scandinavian Studies from the University of California at Berkeley, where he graduated with Distinction in General Scholarship, Honors, and received a Departmental Citation. He received his M.D. from Stanford University’s School of Medicine through the Medical Scientist Training Program, and earned his Ph.D. in immunology from Stanford University, where he was a Beckman Scholar and received a bursary award from the Novartis Foundation. Dr. Healy is an active member of the BIO-NVCA Working Group.

Denise Gilbert, Ph.D. has served as a member of our board of directors and chairwoman of our audit committee since January 2008. Dr. Gilbert is a retired senior life science industry executive and has been serving as a Director of various public and private life science companies since 2002. Previously, she served as Chief Executive Officer of Entigen Corporation, a private life science information technology company from 2001 to 2002. In addition, Dr. Gilbert has served as chief financial officer of two public life science companies, Incyte Pharmaceuticals Inc. from 1995 to 1999 and Affymax NV from 1993 until its sales to Glaxo in 1995. Dr. Gilbert started her career in biotechnology in 1984, first in venture capital and then as a senior biotechnology analyst with Smith Barney Harris & Upham and Montgomery Securities. She is currently on the Board of Directors and Chair of the Audit Committees of Cytokinetics, Inc. and Dynavax Technologies Corporation. Dr. Gilbert holds a Bachelor of Arts from Cornell University and a Ph.D. in cell and development biology from Harvard University.

Dennis Henner, Ph.D. has served as a member of our board of directors since March 2005 and as chairman of its compensation committee from April 2005 to January 2011. Dr. Henner has served as managing director of Clarus Ventures since the firm’s inception in 2005. He has over 30 years of healthcare industry and investment experience, including as a general partner in a healthcare venture capital firm from 2001 to 2005. From 1981 to 2001, Dr. Henner was an executive at Genentech where he held various positions, including Senior Vice President of Research, and member of Genentech’s executive committee. In addition to KaloBios, Dr. Henner represents Clarus Ventures on the Board of Directors of CoMentis, Ferrokin, Pelikan Technologies, ProActa, SARcode, and Ceregene. Previous directorships include Cellerant, Rinat (acquired by Pfizer), Rigel, Synergia, and Tercica (spinout from Genentech). Dr. Henner received his Ph.D. from the Department of Microbiology at the University of Virginia and completed his postgraduate training at the Scripps Clinic and Research Foundation.

Ted W. Love, M.D. has served as a member of our board of directors and of the audit committee since March 2009. Dr. Love is Executive Vice President and Head of Research and Development and Technical Operations at Onyx Pharmaceuticals. From 2001 to 2009, Dr. Love served as Chairman and Chief Executive Officer of Nuvelo, Inc., a publicly traded biopharmaceutical company. Dr. Love joined Nuvelo from Theravance, Inc., a biopharmaceutical company acquired by Nuvelo in 2009, where he served as Senior Vice President of Development. Previously, he spent six years at Genentech, Inc., where he held a number of senior management positions in medical affairs and product development and served as chairman of Genentech’s Product Development Committee. Dr. Love also serves as a member of the boards of directors of biopharmaceutical companies Santarus, Inc., Affymax and Bio Rad. Until April 2012, he served on the California Independent Citizens’ Oversight Committee (ICOC), the 29-member board that oversees the $3 billion allocated to stem cell research authorized by Proposition 71. Dr. Love earned his Bachelor of Science in molecular biology from Haverford College and his M.D. from Yale Medical School.

Gary Lyons has served as a member of our board of directors since January 2011 and as chairman of the compensation committee since January 2011. Mr. Lyons served as President, Chief Executive Officer and member of the board of directors of Neurocrine Biosciences, Inc., a public biotechnology company from February 1993 to March 2008. Prior to joining Neurocrine, Mr. Lyons held a number of senior management positions at Genentech, Inc., including Vice President of Business Development, Vice President of Sales, and Director of Sales and Marketing. In addition to serving on our board of directors, he also serves on the boards of directors of Neurocrine Biosciences, Rigel Pharmaceuticals, Inc., Neurogesx, and Vical Incorporated. Mr. Lyons holds a Bachelor of Science in marine biology from the University of New Hampshire and a Master of Business Administration from Northwestern University’s J.L. Kellogg Graduate School of Management.

Brigitte Smith has been a member of our board of directors since June 2004, a member of its nominating and corporate governance committee from April 2005 to October 2007, and a member of its compensation committee since April 2005. Ms. Smith is co-founder and managing partner of GBS Venture Partners. Ms. Smith co-founded GBS in 1997 with 10 years of experience in business strategy, fundraising, business development and hands-on management with high-tech start-up companies in Australia and the U.S. She also spent several years at Bain & Company, a strategic management consulting firm. In addition to serving on our board of directors, Ms. Smith also currently serves on the board of the following GBS portfolio companies: AirXpanders, Applied Physiology, Neuromonics, Proacta Inc., Viveve and Xenome. Ms. Smith earned her Bachelor of Chemical Engineering (Honours) from the University of Melbourne, her Master of Business Administration (Honours) from the Harvard Business School, and her Master of International Relations from the Fletcher School of Law and Diplomacy in Boston, where she was a Fulbright Scholar. Ms. Smith is a Fellow of The Australian Institute of Company Directors and an adjunct senior lecturer at the Melbourne Business School where she teaches Entrepreneurial Finance.

Raymond M. Withy, Ph.D. has served as a member of our board of directors since July 2005 and as a member of the compensation committee since March 2006. Dr. Withy has over 20 years of experience in the biotechnology industry. As one of the co-founders of Abgenix in 1996, Dr. Withy initially served as its Vice-President, Business Development, and subsequently its Chief Business Officer and President and Chief Executive Officer until his retirement in 2004. . Prior to founding of Abgenix, Dr. Withy held various business development positions at Cell Genesys, Inc. From 1991 to 1993, Dr. Withy was a consultant to the industry in the areas of business development and strategic planning. Previously, Dr. Withy held various research and development positions at Genzyme Corp. and Integrated Genetics. Dr. Withy has served as a member of the board of directors of a number of companies, including Xenotech, Inc., Abgenix , Digitab, Inc. and Nuon Therapeutics, Inc. . Dr. Withy served as the chairman of the boards of directors of Nuon Therapeutics, Inc. and Digitab, Inc. Dr. Withy received a Bachelor of Science in Chemistry and Biochemistry and a Ph.D. in Biochemistry from the University of Nottingham, U.K. and was a post-doctoral research fellow at the California Institute of Technology.

Board Composition and Election of Directors

Our board of directors is currently authorized to have 9 members, and consists of 8 members. In accordance with the terms of our certificate of incorporation and bylaws, our board of directors consists of one class and each director will serve until his successor is elected or qualified. See “Certain Relationships and Related Transactions, and Director Independence—Voting Agreement” for information on election of directors.

Board Committees

Audit Committee

In April 2005, our board of directors established an audit committee of the board, which is currently comprised of James Healy, Ted W. Love and Denise Gilbert, each of whom is a non-employee member of the board of directors. Dr. Gilbert serves as the chair of the audit committee. Following the effectiveness of this Form 10, we expect to adopt a charter which will govern the audit committee.

Pursuant to the audit committee charter, the functions of the committee include, among other things:

•	appointing, approving the compensation of and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, and our disclosure controls and procedures;

•	meeting independently with our registered public accounting firm and management;

•	preparing the audit committee report required by SEC rules;

•	reviewing and approving or ratifying any related person transactions; and

•	overseeing our risk assessment and risk management policies

Our board of directors has determined that Dr. Gilbert’s education and employment experience qualifies her as an audit committee financial expert within the SEC rules and regulations.

Compensation Committee

In April 2005, our board of directors established a compensation committee of the board, which is currently comprised of Raymond Withy, Gary Lyons and Brigitte Smith. Gary Lyons serves as the chair of the compensation committee. In July 2012, we adopted a charter which governs the compensation committee.

Pursuant to the compensation committee charter, the functions of this committee include, among other things:

•	evaluating the performance of our chief executive officer and determining the chief executive officer’s salary and contingent compensation based on his or her performance and other relevant criteria;

•	identifying the corporate and individual objectives governing the chief executive officer’s compensation;

•	approving the compensation of our other executive officers;

•	making recommendations to our board with respect to director compensation;

•	reviewing and approving the terms of material agreements between the company and our executive officers;

•	overseeing and administering our equity incentive plans and employee benefit plans;

•	reviewing and approving policies and procedures relating to the perquisites and expense accounts of our executive officers;

•	preparing the annual compensation committee report required by SEC rules; and

•

conducting a review of Executive Officer succession planning, as necessary, reporting its findings and recommendations to our board of directors, and working with the Board in evaluating potential successors to Executive Officer positions.

Nominating/Corporate Governance Committee

In April 2005, our board of directors established a nominating and corporate governance committee of the board, which is currently comprised of Ray Withy, Dennis Henner and James Healy. Ray Withy serves as the chair of the nominating/corporate governance committee. Following the effectiveness of the Form 10, we expect to adopt a charter which will govern the nominating/corporate governance committee.

Pursuant to the nominating/corporate governance committee charter, the functions of this committee include, among other things:

•

identifying, evaluating and making recommendations to our board of directors and our stockholders concerning nominees for election to our board, to each of the board’s committees and as committee chairs;

•	annually reviewing the performance and effectiveness of our board and developing and overseeing a performance evaluation process;

•	annually evaluating the performance of management, the Board and each Board committee against their duties and responsibilities relating to corporate governance;

•	annually evaluating adequacy of our corporate governance structure, policies and procedures; and

•	providing reports to our board regarding the committee’s nominations for election to the board and its committees.

Item 6. Executive Compensation

Summary Compensation Table

The following summary compensation table shows, for the fiscal year ended December 31, 2011, information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer and the two other most highly compensated executive officers. We refer to these officers as our “named executive officers.”

Name and Principal Position	Year	Salary	Bonus		Option Awards (1)	Stock Awards (1)	All Other Compensation		Total
Mr. David Pritchard President & Chief Executive Officer	2011	$340,000	—		—	$30,340	—		$370,340
Dr. Jonathan Leff (2) Former Chief Medical Officer	2011	$311,635	$20,000	(3)	$115,600	$22,500	$40,100	(4)	$509,835
Dr. Geoffrey Yarranton Chief Scientific Officer & Executive Vice President, Research and Development	2011	$275,000	—		—	$9,020	—		$284,020

(1)	The amounts in these columns represent the aggregate grant date fair value of option or stock awards granted to the officer, computed in accordance with FASB ASC Topic 718. See Note 9 of the notes to our consolidated financial statements included in this Form 10 for a discussion of all assumptions made by us in determining the grant date fair values of our equity awards.
(2)	Dr. Leff joined the Company on February 14, 2011, and his employment terminated on February 24, 2012.
(3)	Represents a signing bonus that was paid to Dr. Leff when he joined the Company.
(4)	Represents $22,500 in housing allowance, $7,600 in moving expenses and $10,000 in cash-bonus to offset personal withholding obligations in connection with a stock grant.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table shows certain information regarding outstanding equity awards held by our named executive officers as of December 31, 2011.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)		Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (2)
Mr. Pritchard	250,000	(3)	—	$0.34	1/21/2019	—		—
Mr. Pritchard	—		—	—	—	185,000	(4)	$112,850
Dr. Leff	500,000	(5)	—	$0.41	4/5/2021	—		—
Dr. Leff	—		—	—	—	55,000	(4)	$33,550
Dr. Yarranton	100,000	(6)	—	$0.14	4/19/2015	—		—
Dr. Yarranton	100,000	(7)	—	$0.15	1/19/2017	—		—
Dr. Yarranton	50,000	(8)	—	$0.34	1/21/2019	—		—
Dr. Yarranton	50,000	(9)	—	$0.41	2/24/2020	—		—
Dr. Yarranton	—		—	—	—	55,000	(4)	$33,550

(1)	All of our employee stock options permit the optionee to exercise and purchase vested as well as unvested shares. Unvested shares so purchased are subject to the Company’s right of repurchase at the optionee’s exercise price in the event the optionee’s service with us terminates prior to the end of the applicable vesting term. Accordingly, these columns reflect that all of our outstanding options are exercisable, whether or not the underlying shares are vested.
(2)	The value used for purposes of this column was the fair market value of our common stock on December 31, 2011 which was $0.61 per share of common stock. The actual value realized by the officer depends on whether the shares vest and the future performance of our common stock.
(3)	Option vests over 4 years of service from January 21, 2009, with 25% vesting upon completion of one year of service and 75% vesting in 36 equal monthly installments thereafter. 182,291 shares were vested as of December 31, 2011.
(4)	In early 2011 our Board of Directors granted our named executive officers the respective numbers of performance restricted share awards set forth in the table below. At the time of these share awards, Mr. Pritchard and Dr. Yarranton each held unvested shares of stock that had been granted but not earned pursuant to the Company’s performance share award grants made in prior years. The total number of shares that could have been earned based upon 2011 performance for each officer is reflected below. Also reflected below are the total number of shares each officer vested in based upon actual performance between January and September 2011.

Officer	Shares Granted Pursuant to 2011 Performance Share Awards	Unearned Shares Granted Pursuant to Pre-2011 Performance Share Awards	Total Shares Eligible to Vest under 2011 Performance Share Awards	Total Shares that Vested Based on 2011 Performance	Unvested Shares that Continue to be Subject to Performance Share Awards as of April 30, 2012
Mr. Pritchard	74,000	111,000	185,000	69,375	115,625
Dr. Leff	55,000	—	55,000	24,750	—
Dr. Yarranton	22,000	33,000	55,000	20,625	34,375

Additional information about our Performance Share award program can be found below in “Narrative to Compensation Tables.”

(5)	Option vests over 4 years of service from February 14, 2011, with 25% vesting upon completion of one year of service and 75% vesting in 36 equal monthly installments thereafter. No shares were vested as of December 31, 2011. 375,000 shares related to the Option were cancelled upon the officer’s termination in February 2012. 125,000 vested shares will remain exercisable.

(6)	Option vested ratably over 48 months of service from April 19, 2005 and was fully vested as of April 19. 2009.
(7)	Option vested ratably over 48 months of service from January 1, 2007 and was fully vested as of January 1, 2011.
(8)	Option vests over 4 years of service from January 21, 2009, with 25% vesting upon completion of one year of service and 75% vesting in 36 equal monthly installments thereafter. 36,458 shares were vested as of December 31, 2011.
(9)	Option vests ratably over 48 months of service from January 15, 2010. 23,958 shares were vested as of December 31, 2011.

Narrative to Compensation Tables

Annual Performance Share Awards

We have for the past several years granted annual performance-based restricted share awards (“Performance Shares”) to our Senior Management Team (“SMT”) members. These awards are intended to be an annual incentive program that keeps our management team focused on shorter-term objectives that further our longer-term business strategy, and we offer this program instead of offering an annual cash bonus program. As in prior years, early in 2011 our Board of Directors granted our named executive officers unvested restricted shares subject to performance and service conditions. In addition to those newly-granted shares, Mr. Pritchard and Dr. Yarranton each held unvested shares of stock that had been granted but not vested pursuant to the Company’s performance share award grants made in prior years. Footnote 4 under the “Outstanding Awards at Fiscal 2011 Year-End” table above sets forth the number of unvested shares granted in 2011, the number of “roll-over” shares that Mr. Pritchard and Dr. Yarranton had, and the total number of shares that vested based upon fiscal year 2011 performance.

Each year, our Compensation Committee, applies multiple corporate-level performance objectives to the Performance Share awards. These objectives are generally similar to the objectives set forth in our annual corporate plan and many relate to specific clinical and regulatory milestones for our products in development. The performance conditions that applied to Mr. Pritchard’s 2011 Performance Share award were solely based on total corporate-level performance. In addition, for officers other than our Chief Executive Officer, the conditions that applied to the 2011 Performance Share awards also included certain individual objectives.

Unlike in recent years, during which the Performance Share award program was managed on a complete fiscal year basis, in 2011 our Board of Directors determined to evaluate performance based upon January to September 2011 performance, with the intention of next evaluating performance after the end of a nine-month period ending June 30, 2012. This had the effect of converting the program from an annual incentive program to one that operates on successive nine month periods. Our Compensation Committee has determined to operate a performance award program for another nine-month cycle through March 31, 2013 but has not decided whether the program for that period will pay only in cash or will pay in part in cash and part in shares, or how our performance compensation program will be structured thereafter.

Based upon its determination in early 2012 of the extent to which the performance objectives had been achieved during the first nine months of 2011, our Compensation Committee determined that the company achieved 50% of its corporate goals for the nine-month period ended September 30, 2011 and therefore, the 2011 Performance Share awards vested as of January 13, 2012 at the 37.5% level (reflecting that the applicable performance period constituted only 75% of the original performance period). As reflected in the table in Footnote 4 under the “Outstanding Awards at Fiscal 2011 Year-End” table above, Mr. Pritchard and Dr. Yarranton each continued at December 31, 2011 to hold unvested Performance Shares which became subject to the performance conditions applicable under the program to the nine-month period ended June 30, 2012.

Stock Options

We offer stock options to our employees as the long-term incentive component of our compensation program. Our stock options allow our employees to purchase shares of our Common Stock at a price equal to the fair market value of our Common Stock on the date of grant. In the past, our Board of Directors has determined the fair market value of our Common Stock based upon inputs including valuation reports prepared by third party valuation firms. Generally, our stock options granted to new hires have vested as 25% of the total number of option shares granted on the first anniversary of the award and in equal monthly installments over the ensuring 36 months, whereas subsequent grants to employees generally vest in equal monthly installments over 48 months. We also have generally offered our employees the opportunity to purchase the unvested shares subject to their options, with the Company retaining a right to repurchase from the employee any shares that remain unvested if the employee’s services with us terminate prior to the date on which the options are fully vested. Additional information about our stock plans is provided below under “Equity Plans.”

Employment and Severance Agreements

Each of our named executive officers has entered into agreements with the Company that provides severance benefits in connection with an involuntary termination within 12 months after a change in control of the Company, as described below.

Pursuant to his offer letter, as amended, if Mr. Pritchard is subject to an involuntary termination within 12 months after a change in control of the Company he is entitled to continued payment of his base salary for a period of 12 months, a pro-rata portion of his target bonus, if any, established for the fiscal year in which his employment terminates, payment of COBRA premiums for up to 12 months and full acceleration of his then unvested option shares.

Pursuant to a letter agreement with the Company, if Dr. Leff were to be subject to an involuntary termination within 12 months after a change in control of the Company he would be entitled to continued payment of his base salary for a period of 12 months, a pro-rata portion of his target bonus, if any, established for the fiscal year in which his employment terminates, payment of COBRA premiums for up to 12 months, vesting credit for each outstanding and entirely unvested option equal to the number of whole months of service provided from the vesting commencement date until the effective date of the involuntary termination over the total number of months of service to fully vest in such option, and acceleration of 50% of his then unvested option shares. Dr. Leff’s employment terminated in February 2012 and, therefore, the provisions described in the paragraph are not applicable.

Pursuant to a letter agreement, as amended, with the Company, if Dr. Yarranton is subject to an involuntary termination within 12 months after a change in control of the Company he is entitled to continued payment of his base salary for a period of 12 months, a pro-rata portion of his target bonus, if any, established for the fiscal year in which his employment terminates and payment of COBRA premiums for up to 12 months. Additionally, pursuant to the applicable Stock Option Agreement, if Dr. Yarranton is subject to an involuntary termination within 12 months after a change in control of the Company he is entitled to acceleration of 50% of his then unvested portion.

All of the severance benefits described above, except for Dr. Yarranton’s acceleration benefit, are contingent on the execution of a general release of claims against us.

Dr. Leff’s employment with the Company terminated on February 24, 2012. Mr. Leff was not eligible for and did not receive any severance benefits in connection with his termination.

For purposes of our officer agreements, the following definitions, or substantially similar versions, are used:

An “involuntary termination” can occur in one of two ways. First, it could occur if the Company were to terminate the employment relationship other than due to the employee’s engaging in misconduct, such as unauthorized disclosure of the Company’s confidential information, a material breach of an agreement with the Company or of a Company policy, a felony conviction, or other serious failures by the employee in performing his duties to the Company. Secondly it could occur if the employee were to resign following the Company’s materially reducing his position or base salary, or relocating his principal workplace by more than 30 miles.

A “change in control” means either a merger, consolidation or other corporate reorganization of the Company as a result of which persons who were not stockholders before the transaction own more than 50% of the securities of the Company or a parent of the Company, or a sale of all or substantially all of the Company’s assets.

Equity Plans

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan in July 2012 and we expect our stockholders to approve it prior to effectiveness of this registration. Our 2012 Equity Incentive Plan will replace the 2001 Stock Plan. No further awards will be made under our 2001 Stock Plan after this registration. However, the options outstanding after this registration under the 2001 Stock Plan will continue to be governed by their existing terms.

Share Reserve. Our board has reserved 4,000,000 shares of our common stock for issuance under the 2012 Equity Incentive Plan, plus it provided for the transfer of no more than 3,800,000 shares that were reserved for issuance under our 2001 Equity Incentive Plan but that either have not been awarded under that plan or, if awarded and outstanding as of this registration, subsequently expire, lapse unexercised or are forfeited to or repurchased by us. In addition, the number of shares reserved for issuance under the plan will automatically increase on January 1 of each fiscal year, starting with fiscal 2013 and ending in fiscal year 2022, by a number equal to the least of:

•	5% of the total number of shares of common stock outstanding on December 31 of the prior fiscal year;

•	3,000,000 shares of common stock; or

•	a number of shares of common stock determined by our board of directors.

In general, to the extent that awards under the 2012 Equity Incentive Plan are forfeited or lapse without the issuance of shares, those shares will again become available for awards. In addition, shares subject to awards outstanding under our 2001 Stock Plan that are forfeited or lapse without shares being issued after this registration will be available for awards under the 2012 Equity Incentive Plan. All share numbers described in this summary of the 2012 Equity Incentive Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a subdivision of the outstanding common stock, a declaration of a dividend payable in common stock or a combination or consolidation of the outstanding shares of common stock (by reclassification or otherwise) into a lesser number of shares of common stock.

Administration. Our board of directors intends to administer the 2012 Equity Incentive Plan. The board of directors has complete discretion to make all decisions relating to the plan and outstanding awards. The 2012 Equity Incentive Plan allows the plan administrator to re-price (reduce the exercise price of) stock options and stock appreciation rights.

Eligibility. Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2012 Equity Incentive Plan.

Types of Award. Our 2012 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock;

•	stock units; and

•	performance cash awards.

Change of Control. Our 2012 Equity Incentive Plan provides that in the event of a change of control, as defined under our 2012 Equity Incentive Plan, each outstanding award will be treated as the board of directors determines. The board of directors may provide, in an individual award agreement or in any other written agreement between a participant and us, that an award will be subject to additional acceleration of vesting and exercisability in the event of a change in control.

Amendments or Termination. Our board of directors may amend or terminate the 2012 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law, regulation or rule. The 2012 Plan permits us to reprice outstanding stock options without seeking approval of our stockholders. The 2012 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2001 Stock Plan

Our 2001 Stock Plan was adopted by our board of directors on May 31, 2001, and our stockholders approved it on June 20, 2001. The most recent amendment to the 2001 Stock Plan was adopted by our board of directors on January 26, 2011. No further awards will be made under our 2001 Stock Plan after this registration. However, the options outstanding after this registration under the 2001 Stock Plan will continue to be governed by their existing terms.

Share Reserve. We have reserved 12,138,371 shares of our common stock for issuance under the 2001 Stock Plan, all of which may be issued as incentive stock options. In general, if options or shares awarded under the 2001 Stock Plan are reacquired or repurchased by us or otherwise forfeited by a 2001 Stock Plan participant, then those shares or option shares will again become available for awards under the 2001 Stock Plan.

Administration. Our board of directors administered the 2001 Stock Plan before this registration, and will continue to administer this plan after this registration. The board of directors has complete discretion to make all decisions relating to our 2001 Stock Plan.

Eligibility. Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2001 Stock Plan.

Types of Award. Our 2001 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	direct award or sale of shares of our common stock, including restricted shares (subject to a right of repurchase by us upon the participant’s termination with respect to unvested shares).

Change of Control. Our 2001 Stock Plan provides that in the event of a change of control, as defined under our 2001 Stock Plan, each outstanding option will become fully vested unless continued, assumed or substituted by the surviving corporation or its parent. The board of directors may provide, in an individual award agreement or in any other written agreement between a participant and us, that an award will be subject to additional acceleration of vesting and exercisability in the event of a change in control.

Amendments or Termination. Our board of directors may amend or terminate the 2001 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless the amendment increases the number of shares available for issuance, materially changes the class of persons eligible to receive incentive stock options or is otherwise required by applicable law. The 2001 Stock Plan will continue in effect for 10 years from the later of its adoption date or the date of approval of the latest share increase, unless our board of directors decides to terminate the plan earlier.

2012 Employee Stock Purchase Plan

Our board of directors has approved the general terms and conditions of an Employee Stock Purchase Plan (ESPP), although it has not yet determined the number of shares reserved for issuance under such a plan or when such plan might be implemented and made available for participation by our employees. Once our board has approved the number of shares to be reserved for issuance under the ESPP, we will seek stockholder approval of the plan as required under applicable tax law. Subject to our obtaining such further corporate approvals, we believe that our ESPP will qualify for the tax benefits provided under Section 423 of the Code.

Share Reserve. Once our board and stockholders have approved the number of shares that may be issued under the ESPP, such number will automatically adjust in the event of a stock split, a stock dividend, or a reverse stock split.

Administration. The compensation committee of our board of directors will administer the plan.

Eligibility. All of our employees, plus those employed by a subsidiary which we designate as eligible for participation in the ESPP, may participate if we or the applicable subsidiary employs them for more than 20 hours per week and for more than five months per year.

Offering Periods. Each offering period will last a number of months determined by our compensation committee, not to exceed 27 months. We expect eventually to operate the ESPP by authorizing successive offering periods of six months’ duration.

Amount of Contributions. Our ESPP permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. A maximum number of shares that may be purchased by a participant during each offering or purchase period will apply. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price. The price of each share of common stock purchased under our ESPP will not be less than 85% of the lower of:

•	the fair market value per share of our common stock on the first day of the applicable offering period; or

•	the fair market value per share of our common stock on the purchase date.

Other Provisions. Employees may end their participation in the ESPP at any time. Participation ends automatically upon termination of employment with the company. If a change of control of the company occurs, our ESPP will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors or our compensation committee may amend or terminate the ESPP at any time. We will seek stockholder approval of amendments to the ESPP that increase the shares available to be issued under it and other amendments where stockholder approval is required under tax law or any stock exchange listing rules.

Director Compensation

Each member of our Board of Directors who is not our employee has the choice to be compensated pursuant to either the “Equity-Only Program” or the “Equity-and-Cash Program” as described below. Members of our Board of Directors who are our employees do not receive compensation for their services as a director of the Company.

Our Equity-Only Program consists of an initial grant of an option to purchase 50,000 shares and annual grants of options to purchase 25,000 shares for each subsequent year of service. Our Equity-and-Cash Program consists of an initial grant of an option to purchase 25,000 shares and annual grants of options to purchase 12,500 shares for each subsequent year of service. Our Equity-and-Cash Program also includes an annual retainer of $25,000 and $12,000 in additional annual compensation for service as the chair of our Audit Committee.

Each initial grant, whether made pursuant to our Equity-Only Program or our Equity-and-Cash Program, vests at the rate of 1/4th upon one-year of service and an additional 1/48th upon each month of service thereafter. Each annual grant, whether made pursuant to our Equity-Only Program or our Equity-and-Cash Program, vests at the rate of 1/48th upon each month of service. Ms. Gilbert and Mr. Lyons each elected to be compensated pursuant to the “Equity-and-Cash Program” and Messrs. Love and Withy each elected to be compensated pursuant to the “Equity-Only Program.”

The following table shows for the fiscal year ended December 31, 2011, certain information with respect to the compensation of all non-employee directors of the company:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1) (2)	Total ($)
Dr. Gilbert (3)	$37,000	$5,125	$42,125
Dr. Healy	$—	$—	$—
Dr. Henner	$—	$—	$—
Mr. Love	$—	$10,250	$10,250
Mr. Lyons (4)	$25,000	$10,250	$35,250
Ms. Smith	$—	$—	$—
Mr. Withy	$—	$10,250	$10,250

(1)	The amounts in this column represent the aggregate grant date fair value of option awards granted to the director, computed in accordance with FASB ASC Topic 718. See Note 9 of the notes to our consolidated financial statements included in this Form 10, for a discussion of all assumptions made by us in determining the grant date fair values of our equity awards.
(2)	As of December 31, 2011, Ms. Gilbert held outstanding options to purchase 62,500 shares of our common stock, Mr. Love held outstanding options to purchase 100,000 shares of our common stock, Mr. Lyons held outstanding options to purchase 25,000 shares of our common stock and Mr. Withy held outstanding options to purchase 100,000 shares of our common stock.
(3)	Dr. Gilbert is the Chair of the Company’s Audit Committee.
(4)	Mr. Lyons joined the Company’s Board of Directors on January 26, 2011 and is the Chair of the Company’s Compensation Committee.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Related Party Transactions

The following is a description of transactions since January 1, 2010 to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our preferred stock or common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under “Executive Compensation.”

Series E Financing

In May 2012, we issued and sold an aggregate of 5,000,000 shares of our Series E Convertible Preferred Stock at a price of $3.40 per share to the entities affiliated with Fidelity Investments and in June 2012, we issued and sold an aggregate of 955,881 shares of our Series E Convertible Preferred Stock at a price of $3.40 per share to other investors. See “Item 4. Security Ownership of Certain Beneficial Owners and Management” for more details on the shareholdings by the entities affiliated with Fidelity Investments.

Investors’ Rights Agreement

In connection with our Series E financing described above, we entered into an amended and restated investors’ rights agreement with several of our significant stockholders, including entities affiliated with each of Alloy Ventures, Baxter International, GBS Venture Partners, LB I Group, MPM BioVentures and Sofinnova Ventures, and certain other investors. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock. For more information regarding this agreement, see “Item 11. Description of Registrant’s Securities to be Registered—Registration Rights.” In addition to the registration rights, the amended and restated investors’ rights agreement, among other things:

•	obligates us to deliver periodic financial statements to our major investors;

•	permits our major investors to visit and inspect our properties, to examine our books and records and to discuss our business affairs with our officers; and

•	grants our major investors a right of first offer with respect to sales of our shares by us, subject to specified exclusions.

Voting Agreement

The election of the members of our board of directors is governed by an amended and restated voting agreement that we entered into in connection with the Series E financing with certain holders of our common stock and holders of our preferred stock. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including Sofinnova Ventures, which has designated James Healy, and the holders of our preferred stock, who have designated Dennis Henner. In addition, the parties to the voting agreement have agreed to vote their shares so as to elect to our board of directors our Chief Executive Officer, who is currently David Pritchard, and additional at-large directors nominated by the holders of our common stock and the holders of our preferred stock, voting together, who are currently Denise Gilbert, Ted Love, Gary Lyons, Brigitte Smith, and Ray Withy.

Indemnification Agreements

We have entered into indemnification agreements with our directors, executive officers and certain key employees. The form of agreement provides that we will indemnify our directors, executive officers and certain key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will pay for all expenses incurred by our directors, executive officers and certain key employees in connection with a legal proceeding.

Stock Options and Performance Based Restricted Share Awards

We have granted stock options and performance based restricted share awards to our executive officers and directors, as more fully described Item 6. Executive Compensation.

Director Independence

The Company has not established its own definition for determining whether its directors and nominees for directors are “independent” nor has it adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system. However, based on the NASDAQ listing standards, all of the Company’s directors are considered independent other than David Pritchard. In addition, all of the members of our audit committee are considered independent other than James Healy.

Item 8. Legal Proceedings.

We are not party to any pending legal proceedings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

There currently is no established public market for our common stock. Our securities are not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service.

Equity Compensation Plans

We expect that in the future we will file a registration statement on Form S-8 under the Securities Act registering the common stock subject to outstanding options or reserved for issuance under our 2001 Stock Plan and 2012 Equity Incentive Plan. That registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to grant of the underlying awards, vesting provisions and Rule 144 limitations applicable to our affiliates.

Stock Not Registered under the Securities Act; Rule 144 Eligibility

Our common stock and preferred stock, including our common stock underlying outstanding options, have not been registered under the Securities Act. Accordingly, the shares of common stock and preferred stock issued and outstanding and the shares of common stock issuable upon the exercise of any options may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder.

Rule 144

Shares of our common stock and preferred stock that are restricted securities will be eligible for resale in compliance with Rule 144 or Rule 701 of the Securities Act, subject to the requirements described below. “Restricted securities,” as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701. Below is a summary of the requirements for sales of our common stock and preferred stock pursuant to Rule 144, after the effectiveness of this registration statement.

Beginning 90 days after the effectiveness of this registration statement, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, will generally be entitled to sell within any three month period a number of shares that does not exceed one percent of the number of shares in the same class of securities. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, us and may include our directors and officers, as well as our significant stockholders.

For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our shares of common stock and preferred stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144 beginning 90 days after the effectiveness of this registration statement without restriction. A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

We expect all shares of our common stock and preferred stock, except for our Series E Preferred Stock will be eligible for sale under Rule 144 90 days following the effective date of this registration statement, and we expect the 5,000,000 shares of our Series E Preferred Stock purchased in May 2012 will be eligible for sale under Rule 144 six months after the date of purchase. We cannot estimate the number of shares of our common stock and preferred stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement and the volume and public information requirements. Any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this registration statement before selling their shares under Rule 701. None of our currently outstanding shares, other than the shares that will otherwise become eligible for resale under Rule 144, will become eligible for sale pursuant to Rule 701 90 days following the effective date of this registration statement.

Holders

As of May 31, 2012, there were 7,606,718 shares of common stock outstanding, which were held by 67 record holders. In addition, there were 1,527,611 shares of our Series A preferred stock outstanding, which were held by 4 record holders, 3,425,152 shares of our Series B-1 preferred stock outstanding, which were held by 4 record holders, 14,672,434 shares of our Series B-2 preferred stock outstanding, which were held by 10 record holders, 6,944,450 shares of our Series C preferred stock outstanding, which were held by 8 record holders, 11,385,195 shares of our Series D preferred stock outstanding, which were held by approximately 16 record holders, and 5,000,000 shares of our Series E preferred stock outstanding, which were held by 1 record holder. As of May 31, 2012, each share of preferred stock was convertible into common stock on a one-for-one basis.

Dividends

We have not declared or paid any cash dividends on any of our capital stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future, subject to the dividends entitled to by the holders of preferred stock summarized below.

Until the earlier of (i) October 31, 2013 and (ii) the automatic conversion of all outstanding shares of our preferred stock into common stock, the Series A, Series B, Series C and Series D preferred stock will accrue dividends at a rate of 8% per annum and the Series E preferred stock will accrue dividends at a rate of 5% per annum, payable when and if declared by our board of directors. Such dividends are not cumulative and may be waived by holders of a majority of the shares of preferred stock then outstanding, provided that any waiver of any dividend preference of the Series E preferred stock shall require the consent of the holders of at least 60% of the outstanding shares of Series E preferred stock.

From and after October 31, 2013 and until the automatic conversion of all outstanding shares of our preferred stock into common stock, the Series E preferred stock will accrue cumulative dividends at a rate of 5% per annum, or $0.17 per annum, payable in cash (x) on the last day of each calendar quarter, commencing with the quarter ending December 31, 2013, (y) upon the consummation of a liquidation event or (z) upon the automatic conversion of all outstanding shares of preferred stock into common stock. If we do not have assets legally available to pay such dividends, we must take any action necessary or appropriate to remove any impediments to our ability to pay such dividends, including prioritizing all liquid assets for use to pay the dividends and not making any capital expenditures. In addition, if we do not pay such dividends when they are due, the dividend rate will increase from 5% per annum to 10% per annum until such dividends are paid in full.

See “Item 11. Description of Registrant’s Securities to be Registered—Preferred Stock” for the information regarding certain protective rights of the holders of our preferred stock with respect to the payment of dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table reflects information as of December 31, 2011 with respect to our stock plans. There are no equity compensation plans that have not been approved by our security holders.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	3,869,007	$0.33	3,602,958

Item 10. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options granted, by us since March 31, 2009 that were not registered under the Securities Act. Also included is the consideration, if any received by us, for such shares and options and information relating to the Securities Act, or rules of the SEC, under which exemption from registration was claimed.

(1)	Under our 2001 Plan, we granted stock options to purchase shares of our common stock to certain of our employees, officers, consultants and advisors, as follows: (a) From March 2009 to December 2009, we granted stock options to purchase an aggregate of 248,225 shares of our common stock at an exercise price of $0.34 per share; (b) From February 2010 to July 2011, we granted stock options to purchase an aggregate of 1,673,750 shares of our common stock at an exercise price of $0.41 per share; and (c) in March 2012, we granted stock options to purchase an aggregate of 238,500 shares of our common stock at an exercise price of $0.61 per share.

(2)	From February 2010 to April 2011, we issued an aggregate of 1,495,302 shares of our common stock as follows: (a) 737,126 shares of common stock issued as annual performance-based restricted share awards, of which 397,804 remain outstanding and are not subject to forfeiture, 259,250 remain outstanding and are subject to forfeiture, and 80,072 were forfeited; and (b) 758,176 shares of common stock issued as a result of the exercise of stock options, for a total purchase price of $180,178.

(3)	From May 2012 to June 2012, we issued and sold an aggregate of 5,955,881 shares of Series E Preferred Stock to investors for an aggregate purchase price of $20,249,995.40.

No underwriters were involved in the foregoing issuances of securities.

The offers, sales and issuance of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701. The recipients of such securities were our employees, officers, bona fide consultants and advisors and received the securities under our 2001 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraph 3 were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in this transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

Item 11. Description of Registrant’s Securities to be Registered.

We are registering on this registration statement only our common stock, the terms of which are described below. However, because our preferred stock will remain outstanding following the effectiveness of this registration statement, we also describe below the terms of our preferred stock to the extent such terms qualify the rights of our common stock.

As of May 31, 2012, we had 80,000,000 authorized shares of common stock, par value $0.001 per share. As of May 31, 2012, we had 60,152,555 authorized shares of preferred stock, par value $0.001 per share, of which 1,527,611 were designated Series A preferred stock, 3,425,152 were designated Series B-1 preferred stock, 14,811,323 were designated Series B-2 preferred stock, 6,944,450 were designated Series C preferred stock, 11,385,196 were designated Series D preferred stock and 22,058,823 were designated Series E preferred stock.

Preferred Stock

Voting

Under the terms of our amended and restated certificate of incorporation, holders of our preferred stock are entitled to vote on any matter submitted to a vote of the stockholders. Each holder of outstanding shares of preferred stock is entitled to the number of votes equal to the number of whole shares of our common stock into which the shares of preferred stock are convertible. Holders of our preferred stock vote together with the holders of our common stock as a single class, except as such vote relates to the election of directors, as set forth below under “Election of Directors,” or as provided by law.

In addition, the holders of preferred stock are entitled to various protective rights under our amended and restated certificate of incorporation, including the following:

•

without the consent of the holders of 60% of the preferred stock, we cannot, subject to limited exceptions, amend our organizational documents, adversely change the rights of a series of preferred stock in a different manner than other series of preferred stock, increase the authorized number of shares of Series B-2 preferred stock, issue any equity security with rights on parity with or senior to the Series B-2 preferred stock, redeem or pay a dividend on any capital stock prior to the Series B-1 and Series B-2 preferred stock, create indebtedness in excess of $500,000, enter into non-debt financial commitments in excess of $100,000 outside the ordinary course of business, change the size of our board of directors, create a new stock plan or amend an existing stock plan, issue securities for licenses to technology or pharmaceutical drugs or compounds, or consummate a liquidation event or other change of control transaction;

•

without the consent of the holders of 60% of the Series C preferred stock, we cannot, subject to limited exceptions, increase the authorized number of shares of Series C preferred stock, or redeem or pay a dividend on any capital stock prior to the Series C preferred stock;

•

without the consent of the holders of a majority of the Series D preferred stock, we cannot, subject to limited exceptions, increase the authorized number of shares of Series D preferred stock, redeem or pay a dividend on any capital stock prior to the Series D preferred stock, or adversely change the priority of the liquidation preference of the Series D preferred stock; and

•

without the consent of the holders of 60% of the Series E preferred stock, we cannot, subject to limited exceptions, increase the authorized number of shares of Series E preferred stock, redeem or pay a dividend on any capital stock prior to the Series E preferred stock, or adversely change the rights of the Series E preferred stock.

Election of Directors

Under the terms of our amended and restated certificate of incorporation, so long as at least 600,000 shares of our preferred stock are outstanding, holders of shares of preferred stock (voting together as a single class and not as separate series, and on an as-converted basis) have the right to elect two directors. Holders of our common stock and preferred stock (voting together as a single class and on an as-converted basis) have the right to elect the remaining directors. See “Certain Relationships and Related Transactions, and Director Independence—Voting Agreement” for additional information.

Liquidation

In the event of a liquidation event, as defined in our amended and restated certificate of incorporation, holders of our preferred stock are entitled to receive payment out of the proceeds available for distribution to our stockholders, according to the terms of our amended and restated certificate of incorporation, prior and in preference to any payments to holders of common stock.

Conversion

Each share of our preferred stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into shares of our common stock in an amount equal to the original purchase price of such share divided by the applicable conversion price as determined in accordance with the terms of our amended and restated certificate of incorporation. Currently, each share of our preferred stock is convertible into common stock on a one-for-one basis.

Outstanding shares of our preferred stock will automatically convert into shares of common stock, at the then effective conversion rate, upon the earliest to occur of:

•

our sale of common stock in a firm commitment underwritten public offering on the NASDAQ Global Market, the NASDAQ Global Select Market or the New York Stock Exchange pursuant to a registration statement on Form S-1 or successor form filed under the Securities Act, with a pre-initial public offering valuation of at least $225,000,000 and resulting in gross proceeds to the corporation of not less than $30,000,000 in the aggregate;

•

the date of effectiveness of a registration statement on Form S-1 registering for re-sale by our stockholders shares of common stock issued upon conversion of our preferred stock and, without duplication, shares of common stock issued in, or shares of common stock issued upon conversion of preferred stock issued in, a “PIPE Offering,” which is defined in the amended and restated investors’ rights agreement as a private placement offering of shares of our common stock or preferred stock, in each case, at a price per share not less than $3.40, primarily for working capital purposes that is consummated in connection with which we agree to use our reasonable best efforts to file, in a defined period following such registration, a resale registration statement registering such shares; and

•

the date specified by written consent or agreement of the holders of not less than sixty percent (60%) of the then outstanding shares of preferred stock; provided, however, that the automatic conversion of each share of Series E Preferred Stock shall also require the written consent or agreement of the holders of not less than sixty percent (60%) of the then outstanding shares of Series E Preferred Stock.

Notwithstanding the foregoing, if such conversion is in connection with a liquidation event in which holders of Series D Preferred Stock would receive an amount less than two and one-half times the original purchase price thereof, then the automatic conversion of each share of Series D Preferred Stock shall also require the written consent or agreement of the holders of a majority of the then outstanding shares of Series D Preferred Stock.

Anti-Dilution and Other Adjustments to Conversion Price

Subject to customary exceptions, our amended and restated certificate of incorporation provides anti-dilution protection for holders of our preferred stock in the event we issue additional shares of our common stock, options or rights to purchase our common stock or securities convertible into our common stock without consideration or at a price per share that is less than the then effective conversion price of any series of our preferred stock, which we refer to as a dilutive issuance. Our amended and restated certificate of incorporation provides that the conversion price shall be adjusted to protect holders of our preferred stock from certain dilutive issuances based on a weighted average formula.

In addition to the anti-dilution protections described above, the conversion price of our preferred stock is subject to adjustments for stock splits, dividends and recapitalizations, among other things.

Dividends

Until the earlier of (i) October 31, 2013 and (ii) the automatic conversion of all outstanding shares of our preferred stock into common stock, the Series A, Series B, Series C and Series D preferred stock will accrue dividends at a rate of 8% per annum and the Series E preferred stock will accrue dividends at a rate of 5% per annum, payable when and if declared by our board of directors. Such dividends are not cumulative and may be waived by holders of a majority of the shares of preferred stock then outstanding, provided that any waiver of any dividend preference of the Series E preferred stock shall require the consent of the holders of at least 60% of the outstanding shares of Series E preferred stock.

Beginning on October 31, 2013 and until such time as all outstanding shares of our preferred stock are converted into shares of common stock, holders of shares of our Series E preferred stock are entitled to receive dividends at the rate of 5% per annum, or $0.17 per annum, payable in cash (x) the last day of each calendar quarter, commencing with the quarter ending December 31, 2013, (y) upon the consummation of a liquidation event and (z) upon the automatic conversion of all outstanding shares of preferred stock into common stock. If the assets legally available are insufficient to pay such dividends in full, we are required to take any action necessary or appropriate to remove any impediments to our ability to pay the dividends, including prioritizing all liquid assets and not making any capital expenditures. If we fail to pay such dividends, then the dividend rate for the Series E preferred stock will increase to 10% per annum, or $0.34 per annum, until such dividends are paid in full.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Subject to the preferential rights of the holders of shares of preferred stock described above, the holders of share of common stock and preferred stock are entitled to share ratably in dividends declared by our board of directors.

In the event of a liquidation event, holders of our common stock are entitled to receive payment out of the proceeds available for distribution to our stockholders, according to the terms of our amended and restated certificate of incorporation, after any required payments to holders of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are validly issued, fully paid and nonassessable.

Registration Rights

On May 1, 2012, we entered into the amended and restated investor rights agreement with holders of our preferred stock and certain holders of our common stock. We refer to the shares of our common stock and preferred stock subject to the amended and restated investor rights agreement as registrable shares. Pursuant to the amended and restated investor rights agreement, the holders of registrable shares have the right to require us to register with the SEC the registrable shares or to include those shares in any registration statement we file so that those shares may be freely tradable without restriction under the Securities Act. These rights are described in more detail below.

Resale Registration Rights

Upon the effectiveness of this registration statement, we are required pursuant to the amended and restated investor rights agreement to use our reasonable best efforts to file a registration statement on Form S-1, or Resale S-1, covering the resale of shares of our common stock issued or issuable upon conversion of our preferred stock and certain other shares of common stock or preferred stock, if any, that we issue and sell in certain private placement transactions within the next eighteen months.

Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by holders of these shares could adversely affect the trading prices, if any, of our common stock.

The amended and restated investor rights agreement provides that in the event that the shares referenced above cannot be registered for resale as a secondary offering in a single registration statement or that certain selling stockholders would be deemed to be statutory underwriters, we will file amendments to the Resale S-1 or withdraw the Resale S-1 and file a new registration statement on Form S-1, in either case covering the maximum number of shares permitted to be registered by the SEC and avoid the selling stockholders being deemed to be statutory underwriters. Thereafter, we will use our reasonable best efforts to file, as promptly as allowed, one or more registration statements to register for resale those shares that have not yet been registered.

Demand Registration Rights

At any time after the earliest of (i) May 2, 2013, (ii) 180 days after the effective date of our first firm commitment underwritten public offering of common stock under the Securities Act (other than pursuant to the Resale S-1) or (iii) one year after the effective date of this registration statement, the holders of at least 25% of the registrable shares then outstanding may require that we file a registration statement covering the registration of at least 50% of the registrable shares then outstanding or registrable shares with an anticipated aggregate offering price of at least $10,000,000, net of underwriting discounts and commissions. We are not obligated to file a registration statement pursuant to this provision on more than two occasions or in certain other circumstances described in the amended and restated investor rights agreement.

Form S-3 Registration Rights

In addition, after our first firm commitment underwritten public offering of common stock under the Securities Act (other than pursuant to the Resale S-1), the holders of registrable shares may request that we register on Form S-3 all or a portion of the registrable shares if the total amount of the shares being registered have an aggregate offering price of at least $1,000,000, subject to certain limitations set forth in the amended and restated investor rights agreement.

“Piggyback” Registration Rights

If we propose to file a registration statement under the Securities Act, , the holders of registrable shares are entitled to notice of the registration and have the right to require us to register all or a portion of the registrable shares held by them, subject to certain exceptions set forth in the amended and restated investor rights agreement.

Expenses of Registration

We will pay all expenses, other than underwriting discounts and commissions, incurred in connection with all demand registrations, Form S-3 registrations and piggyback registrations, including the reasonable fees of one counsel for the selling holders.

Expiration of Registration Rights

The registration rights described above shall terminate five years after the consummation of our first firm commitment underwritten public offering of common stock under the Securities Act (other than pursuant to the Resale S-1).

Lock-Up Agreements

We and the holders of our preferred stock and certain holders of our common stock have agreed that, if we register shares of our capital stock in an initial firm commitment underwritten public offering (other than pursuant to the Resale S-1), such parties will not, without the prior written consent of the managing underwriter, during the period beginning on the date of the final prospectus for such registration statement and ending on the date specified by us and the managing underwriter (such period not to exceed 180 days with limited exceptions):

•

lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities.

These lock-up provisions will not apply to shares of common stock acquired in such offering or in open market transactions after such offering, and will only be applicable if all of our officers and directors and greater than one percent (1%) stockholders enter into similar agreements. In addition, following effectiveness of the Resale S-1, these provisions will not apply to shares of Series E preferred stock or shares of common stock issued or issuable upon conversion of our Series E preferred stock.

Information Rights

We are required, pursuant to the amended and restated investor rights agreement, to furnish each significant investor with an annual budget, annual financial statements audited by independent public accountants of national reputation, quarterly unaudited financial statements, monthly unaudited financial statements and other information relating to the financial condition of our business as any significant investor may reasonably request. These obligations will terminate upon the earliest of (i) our sale of common stock in a firm commitment underwritten public offering on the NASDAQ Global Market, the NASDAQ Global Select Market or the New York Stock Exchange pursuant to a registration statement on Form S-1 or successor form filed under the Securities Act, with a pre-initial public offering valuation of at least $225,000,000 and resulting in gross proceeds to the corporation of not less than $30,000,000 in the aggregate, (ii) the date on which a Resale S-1 becomes effective or (iii) the consummation of a liquidation event, as defined in our amended and restated certificate of incorporation.

Participation Rights

Pursuant to the terms of the amended and restated investor rights agreement, each significant investor is entitled to purchase its pro rata share of any future equity offering we conduct, subject to customary exceptions and excluding shares issued in a bona fide, firmly underwritten public offering and certain private placements. The significant investor’s pro rata share is based on ownership of the outstanding common stock on an as-converted basis. Such participation rights terminate upon the earliest of (i) our sale of common stock in a firm commitment underwritten public offering on the NASDAQ Global Market, the NASDAQ Global Select Market or the New York Stock Exchange pursuant to a registration statement on Form S-1 or successor form filed under the Securities Act, with a pre-initial public offering valuation of at least $225,000,000 and resulting in gross proceeds to the corporation of not less than $30,000,000 in the aggregate, (ii) the date on which a Resale S-1 becomes effective or (iii) the consummation of a liquidation event, as defined in our amended and restated certificate of incorporation.

Drag Along Rights

Our voting agreement provides that, if our board of directors and the holders of at least 60% of our preferred stock approve a sale of the company, each holder of our preferred stock and certain other individuals, including our chief executive officer, are required to consent to, cooperate and participate in such sale, subject to certain exceptions. These rights and obligations will terminate upon the earliest of (i) our sale of common stock in a firm commitment underwritten public offering on the NASDAQ Global Market, the NASDAQ Global Select Market or the New York Stock Exchange pursuant to a registration statement on Form S-1 or successor form filed under the Securities Act, with a pre-initial public offering valuation of at least $225,000,000 and resulting in gross proceeds to the corporation of not less than $30,000,000 in the aggregate, (ii) the date on which a Resale S-1 becomes effective, (iii) the consummation of a sale of the company or (iv) the date specified by written consent or agreement of certain parties to the voting agreement. The holders of Series E preferred stock are not required to comply with such terms unless they would receive an amount of consideration greater than or equal to $8.50 per share. See “Certain Relationships and Related Transactions, and Director Independence—Voting Agreement” for additional information regarding these rights and obligations.

Item 12. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law (DGCL) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL authorizes a corporation, subject to the procedures and limitations stated therein, to indemnify its directors, officers, employees and agents against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of proceedings brought by or on behalf of the corporation, indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. The statute provides that indemnification pursuant to its provisions is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Our Amended and Restated Certificate of Incorporation eliminates the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth therein. Our Bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by applicable law.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we may purchase and maintain additional insurance on our behalf and on behalf of a person who is or was a director, officer, employee or agent of ours, or was serving at our request as a director, officer, employee or agent of another entity, against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not we would have the power to indemnify such person against such expenses, liability or loss under the DGCL.

Item 13. Financial Statements and Supplementary Data.

The information required by this item may be found beginning on page F-1 of this Form 10.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a)	Consolidated Financial Statements filed as part of this registration statement:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2010 and 2011 and March 31, 2012.

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2009, 2010 and 2011 and the three-month periods ended March 31, 2011 and 2012

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2009, 2010 and 2011 and the three-month period ended March 31, 2012.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011 and the three-month periods ended March 31, 2011 and 2012.

Notes to Consolidated Financial Statements.

(b)	Exhibits.

See the Exhibit Index attached hereto which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KALOBIOS PHARMACEUTICALS, INC.

August 6, 2012	By:	/s/ David Pritchard
		Name:	David Pritchard
		Title:	Chief Executive Officer

*Print name and title of the signing officer under his signature.

EXHIBIT INDEX

Exhibit	Description

3.1+	Certificate of Incorporation of the Registrant

3.2+	Bylaws of the Registrant

4.1+	Specimen of Stock Certificate evidencing shares of Common Stock

4.2+	Specimen of Stock Certificate evidencing shares of Series B-1 Preferred Stock

4.3+	Specimen of Stock Certificate evidencing shares of Series B-2 Preferred Stock

4.4+	Specimen of Stock Certificate evidencing shares of C Preferred Stock

4.5+	Specimen of Stock Certificate evidencing shares of D Preferred Stock

4.6+	Specimen of Stock Certificate evidencing shares of E Preferred Stock

4.7*+	Amended and Restated Investors’ Rights Agreement, dated May 2, 2012, by and among the Registrant and the other parties thereto

10.1+	2001 Stock Plan

10.2+	Form of Notice of Grant and Stock Option Agreement under the 2001 Stock Plan

10.3+	Form of Notice of Grant and Stock Option Agreement under the 2001 Stock Plan (Outside Directors)

10.4+	Form of Notice of Grant and Stock Option Agreement under the 2001 Stock Plan (Executive Grants)

10.5+	Form of Notice of Grant and Stock Option Agreement under the 2001 Stock Plan (Senior Management)

10.6+	Form of Notice of Exercise under the 2001 Stock Plan (Early Exercise)

10.7	2012 Equity Incentive Plan, effective upon effectiveness of this Registration Statement

10.8+	Form of Notice of Grant and Stock Option Agreement under the 2012 Equity Incentive Plan

10.9*+	Amended and Restated Voting Agreement, dated May 2, 2012, by and among the Registrant and the other parties thereto

10.10*+	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 2, 2012, by and among the Registrant and the other parties thereto

10.11+	Form of Director and Officer Indemnification Agreement

10.12*	Development, Commercialization, Collaboration and License Agreement, dated January 8, 2010, by and between the Registrant and Sanofi Pasteur S.A.

10.13*	Development and License Agreement, dated May 11, 2004, by and between the Registrant and the Ludwig Institute for Cancer Research

10.14*	License Agreement, dated April 7, 2006, by and between the Registrant and the Ludwig Institute for Cancer Research

10.15*	Exclusive License Agreement, dated April 6, 2004, by and between the Registrant and The Regents of the University of California

10.16*+	Non-Exclusive License Agreement, dated October 15, 2010, by and between the Registrant, BioWa, Inc. and Lonza Sales AG

10.17*	License Agreement, dated March 16, 2007, by and between the Registrant and Novartis International Pharmaceutical Ltd.

10.18+	Employment Offer Letter, dated August 15, 2006, by and between the Registrant and David Pritchard

10.19+	Employment Offer Letter, dated February 1, 2011, by and between the Registrant and Jonathan Leff

10.20+	Employment Offer Letter, dated January 8, 2004, by and between the Registrant and Geoffrey Yarranton

10.21+	Letter Agreement, dated December 18, 2008, by and between the Registrant and David Pritchard

10.22+	Letter Agreement, dated April 6, 2011, by and between the Registrant and Jonathan Leff

10.23+	Letter Agreement, dated April 6, 2006, by and between the Registrant and Geoffrey Yarranton

10.24+	Letter Agreement, dated April 20, 2007, by and between the Registrant and Geoffrey Yarranton

10.25+	Letter Agreement, dated December 18, 2008, by and between the Registrant and Geoffrey Yarranton

10.26+	Lease, dated January 19, 2011, by and between Britannia Pointe Grand Limited Partnership and the Registrant

10.27+	Sublease Agreement, dated January 19, 2011, by and between the Registrant and Alios Biopharma, Inc.

10.28+	First Amendment to Sublease, dated August 1, 2011, by and between the Registrant and Alios Biopharma, Inc.

10.29+	Second Amendment to Sublease, dated December 13, 2011, by and between the Registrant and Alios Biopharma, Inc.

10.30+	Sublease Agreement, dated March 1, 2012, by and between the Registrant and Compugen, Inc.

10.31	Employment Offer Letter, dated April 23, 2012, by and between the Registrant and Jeffrey H. Cooper

10.32	Letter Agreement, dated July 5, 2012, by and between the Registrant and Jeffrey H. Cooper

10.33	Employment Offer Letter, dated April 18, 2012, by and between the Registrant and Nestor A. Molfino

10.34	Letter Agreement, dated May 29, 2012, by and between the Registrant and Nestor Molfino

*	Confidential Treatment Requested
+	Previously filed

Kalobios Pharmaceuticals, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

Index to Financial Statements

Page(s)

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2010 and 2011 and March 31, 2012	F-3

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2009, 2010 and 2011 and the three-month periods ended March 31, 2011 and 2012	F-4

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2009, 2010 and 2011 and the three-month period ended March 31, 2012	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011 and the three-month periods ended March 31, 2011 and 2012	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of KaloBios Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of KaloBios Pharmaceuticals, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KaloBios Pharmaceuticals, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California

June 12, 2012

KaloBios Pharmaceuticals, Inc.

Consolidated Balance Sheets

	December 31,		March 31,
(In thousands, except share and per share information)	2010	2011	2012
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,902	$3,338	$4,598
Marketable securities	24,852	14,509	9,799
Restricted cash	483	—	—
Interest receivable	169	61	73
Contract receivables	509	177	203
Prepaid expenses and other current assets	400	519	447

Total current assets	35,315	18,604	15,120

Restricted cash	—	205	205
Property and equipment, net	447	427	349
Intangible assets	222	111	83

Total assets	$35,984	$19,347	$15,757

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,174	$266	$1,030
Accrued compensation	737	832	435
Deferred revenue, short-term	15,694	5,630	2,815
Deferred rent, short-term	195	53	65
Accrued research and clinical liabilities	1,034	1,079	963
Other accrued liabilities	360	248	245

Total current liabilities	19,194	8,108	5,553

Deferred revenue, long-term	3,913	—	—
Deferred rent, long-term	—	163	144
Other liabilities, long-term	102	243	315

Total liabilities	23,209	8,514	6,012

Commitments and contingencies

Convertible preferred stock, $0.001 par value:
Shares authorized: 39,108,536
Shares issued and outstanding: 37,954,843
Aggregate liquidation preference: $85,262,187	83,178	83,178	83,178

Stockholders’ deficit:
Common stock, $0.001 par value:
Shares authorized: 60,000,000 at December 31, 2010 and 2011 and March 31, 2012
Shares issued and outstanding: 6,612,957 , 7,074,762 and 7,350,555 at December 31, 2010 and 2011 and March 31, 2012, respectively	7	7	7
Additional paid-in capital	2,119	2,407	2,449
Accumulated other comprehensive loss	(3)	(1)	—
Accumulated deficit	(72,526)	(74,758)	(75,889)

Total stockholders’ deficit	(70,403)	(72,345)	(73,433)

Total liabilities, convertible preferred stock and stockholders’ deficit	$35,984	$19,347	$15,757

See accompanying notes.

KaloBios Pharmaceuticals, Inc.

Consolidated Statements of Comprehensive Loss

	Year Ended December 31,			Three Months Ended March 31,
(In thousands, except share and per share information)	2009	2010	2011	2011	2012
				(unaudited)
Contract revenue	$589	$17,712	$20,255	$4,319	$3,018

Operating expenses:
Research and development	22,862	18,893	18,512	5,045	3,220
General and administrative	5,190	4,942	4,010	1,028	945

Total operating expenses	28,052	23,835	22,522	6,073	4,165

Loss from operations	(27,463)	(6,123)	(2,267)	(1,754)	(1,147)

Other income (expense):
Interest income, net	291	108	43	16	6
Other income (expense), net	348	915	(8)	—	10

Loss before provision for income taxes	(26,824)	(5,100)	(2,232)	(1,738)	(1,131)
Benefit for income taxes	(19)	—	—	—	—

Net loss	(26,805)	(5,100)	(2,232)	(1,738)	(1,131)

Other comprehensive income (loss):
Net unrealized gains (losses) on marketable securities	(108)	(13)	2	4	1

Comprehensive loss	$(26,913)	$(5,113)	$(2,230)	$(1,734)	$(1,130)

Basic and diluted net loss per common share	$(5.30)	$(0.85)	$(0.32)	$(0.26)	$(0.16)

Weighted average common shares outstanding used to calculate basic and diluted net loss per common share	5,053,962	6,018,507	6,886,716	6,755,116	7,205,872

See accompanying notes.

KaloBios Pharmaceuticals, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
(In thousands, except share information)	Shares	Amount	Shares	Amount
Balances at December 31, 2008	36,416,382	$78,187	4,486,745	$4	$1,191	$118	$(40,621)	$(39,308)
Issuance of Series D convertible preferred stock, net of issuance costs of $9	1,538,461	4,991	—	—	—	—	—	—
Issuance of common stock upon exercise of options and vesting of stock awards	—	—	890,651	1	94	—	—	95
Employee stock-based compensation expense	—	—	—	—	345	—	—	345
Comprehensive loss	—	—	—	—	—	(108)	(26,805)	(26,913)

Balances at December 31, 2009	37,954,843	83,178	5,377,396	5	1,630	10	(67,426)	(65,781)
Issuance of common stock upon exercise of options and vesting of stock awards	—	—	1,235,561	2	190	—	—	192
Employee stock-based compensation expense	—	—	—	—	299	—	—	299
Comprehensive loss	—	—	—	—	—	(13)	(5,100)	(5,113)

Balances at December 31, 2010	37,954,843	83,178	6,612,957	7	2,119	(3)	(72,526)	(70,403)
Issuance of common stock upon exercise of options and vesting of stock awards	—	—	461,805	—	67	—	—	67
Employee stock-based compensation expense	—	—	—	—	221	—	—	221
Comprehensive loss	—	—	—	—	—	2	(2,232)	(2,230)

Balances at December 31, 2011	37,954,843	83,178	7,074,762	7	2,407	(1)	(74,758)	(72,345)
Issuance of common stock upon exercise of options and vesting of stock awards (unaudited)	—	—	275,793	—	21	—	—	21
Employee stock-based compensation expense (unaudited)	—	—	—	—	21	—	—	21
Comprehensive loss (unaudited)	—	—	—	—	—	1	(1,131)	(1,130)

Balances at March 31, 2012 (unaudited)	37,954,843	$83,178	7,350,555	$7	$2,449	$—	$(75,889)	$(73,433)

See accompanying notes.

KaloBios Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
(In thousands)	2009	2010	2011	2011	2012
				(unaudited)
Operating activities
Net loss	$(26,805)	$(5,100)	$(2,232)	$(1,738)	$(1,131)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	733	732	484	164	57
Amortization of intangible assets	111	111	111	28	28
Amortization of premium on marketable securities	120	375	429	136	56
Stock-based compensation expense	345	299	221	55	21
Gains on disposal of fixed assets	—	(4)	—	—	(10)
Change in fair value of preferred stock warrant liability	(348)	(2)	48	—	—
Changes in operating assets and liabilities:
Contract receivables	(28)	(509)	332	59	(26)
Interest receivable	283	(24)	109	(9)	(12)
Prepaid expenses and other current assets	17	(78)	(120)	(26)	73
Accounts payable	(481)	487	(908)	(268)	763
Accrued compensation	6	107	95	(358)	(397)
Deferred revenue	(289)	19,607	(13,977)	(3,870)	(2,816)
Accrued research and clinical liabilities	1,311	(1,072)	45	560	(117)
Other liabilities	156	(257)	11	(96)	72
Deferred rent	(153)	(271)	22	(97)	(7)

Net cash provided by (used in) operating activities	(25,022)	14,401	(15,330)	(5,460)	(3,446)

Investing activities
Purchases of property and equipment	(293)	(68)	(463)	(214)	—
Proceeds from sale of property and equipment	—	—	—	—	30
Purchases of marketable securities	(28,497)	(59,344)	(26,974)	(8,299)	(3,286)
Proceeds from maturities of marketable securities	33,955	49,225	36,891	12,180	7,941
Changes in restricted cash	—	(183)	278	—	—

Net cash provided by (used in) investing activities	5,165	(10,370)	9,732	3,667	4,685

Financing activities
Proceeds from issuances of common stock	7	119	34	—	21
Proceeds from issuances of convertible preferred stock, net	4,991	—	—	—	—
Payment for repurchase of common stock	(10)	—	—	—

Net cash provided by financing activities	4,988	119	34	—	21

Net (decrease) increase in cash and cash equivalents	(14,869)	4,150	(5,564)	(1,793)	1,260
Cash and cash equivalents at beginning of period	19,618	4,752	8,902	8,902	3,338

Cash and cash equivalents at end of period	$4,749	$8,902	$3,338	$7,109	$4,598

See accompanying notes.

1. Organization and Description of Business

KaloBios Pharmaceuticals, Inc. (the Company) is a biopharmaceutical company whose primary business is to develop monoclonal antibody therapeutics for diseases that represent a significant burden to society and to patients and their families. The Company’s primary clinical focus is on respiratory diseases and cancer. The Company was incorporated on March 15, 2000 in California and, in 2001, became a Delaware corporation. All of the Company’s assets are located in California.

The Company has incurred net losses from operations since its inception and had an accumulated deficit of $75.9 million at March 31, 2012. The Company has financed its operations primarily through the sale of equity securities, grants and the payments received under its agreements with Novartis Pharma AG (Novartis) and Sanofi Pasteur S.A. (Sanofi). To date, none of the Company's product candidates have been approved for sale and therefore the Company has not generated any revenues from product sales. Management expects operating losses to continue for the foreseeable future. As a result, the Company will continue to obtain additional capital through equity offerings, debt financing and/or payments under new or existing licensing or collaboration agreements. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the presentation of our consolidated financial position, results of operations and cash flows for the periods presented. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company believes judgment is involved in determining revenue recognition, the fair value-based measurement of stock-based compensation, accruals and warrant valuations. We evaluate our estimates and assumptions as facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates and assumptions, and those differences could be material to the consolidated financial statements.

Unaudited Interim Financial Information

The accompanying balance sheet as of March 31, 2012, the statements of comprehensive loss and cash flows for the three months ended March 31, 2011 and 2012 and the statement of convertible preferred stock and stockholder's deficit for the three months ended March 31, 2012 are unaudited. The financial data and other information disclosed in these notes to the financial statements related to March 31, 2012 and the three month periods ended March 31, 2011 and 2012 are also unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of March 31, 2012 and the results of its operations and cash flows for the three months ended March 31, 2011 and 2012. The results for the three months ended March 31, 2012 are not necessarily indicative of results to be expected for the year ending December 31, 2012 or for any other interim period or for any future year.

Concentration of Credit Risk

Cash, cash equivalents, and marketable securities consist of financial instruments that potentially subject the Company to a concentration of credit risk in the event of a default by the related financial institution holding the securities, to the extent of the value recorded in the balance sheet. The Company invests cash that is not required for immediate operating needs primarily in highly liquid instruments with lower credit risk. The Company has established guidelines relating to the quality, diversification and maturities of securities to enable the Company to manage its credit risk.

Fair Value of Financial Instruments

Cash, accounts payable and accrued liabilities are carried at cost, which approximates fair value given their short-term nature. Marketable securities, cash equivalents and warrants for convertible preferred stock are carried at fair value.

The fair value of financial instruments reflects the amounts that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy is based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable, and the third is considered unobservable, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than those included in Level 1 that are directly or indirectly observable, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company measures the fair value of financial assets and liabilities using the highest level of inputs that are reasonably available as of the measurement date. The following tables summarize the fair value of financial assets and liabilities (investments and preferred stock warrant liability) that are measured at fair value, and the classification by level of input within the fair value hierarchy:

	Fair Value Measurements as of March 31, 2012 (unaudited)
(In thousands)	Level 1	Level 2	Level 3	Total
Investments:
Money market funds	$4,575	$—	$—	$4,575
Corporate securities	—	2,254	—	2,254
U.S. government-backed securities	—	7,034	—	7,034
U.S. treasury notes	511	—	—	511

Total investments	$5,086	$9,288	$—	$14,374

Convertible preferred stock warrant liability	$—	$—	$117	$117

	Fair Value Measurements as of December 31, 2011
(In thousands)	Level 1	Level 2	Level 3	Total
Investments:
Money market funds	$2,975	$—	$—	$2,975
Corporate securities	—	6,022	—	6,022
U.S. treasury notes	3,049	—	—	3,049
U.S. government-backed securities	—	5,436	—	5,436

Total investments	$6,024	$11,458	$—	$17,482

Convertible preferred stock warrant liability	$—	$—	$117	$117

	Fair Value Measurements as of December 31, 2010
(In thousands)	Level 1	Level 2	Level 3	Total
Investments:
Money market funds	$7,529	$—	$—	$7,529
Commercial paper	—	6,749	—	6,749
Corporate securities	—	7,475	—	7,475
U.S. government-backed securities	—	10,677	—	10,677
U.S. treasury notes	1,274	—	—	1,274

Total investments	$8,803	$24,901	$—	$33,704

Convertible preferred stock warrant liability	$—	$—	$69	$69

The Company’s Level 2 investments include U.S. government-backed securities and corporate securities that are valued based upon observable inputs that may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. The fair value of the Company’s commercial paper is based upon the time to maturity and discounted using the three-month treasury bill rate. The average remaining maturity of the Company’s Level 2 investments as of March 31, 2012 is less than three months and all of these investments are rated by S&P and Moody’s at AAA or AA+. As of March 31, 2012, the Company’s corporate securities are fully FDIC-insured under the Temporary Liquidity Guarantee Program (TLGP).

The fair value of the convertible preferred stock warrant liability as of March 31, 2012, December 31, 2011 and 2010 was calculated by using an Option Pricing Model to allocate the total enterprise value to the various securities within the Company’s capital structure. The estimated total enterprise value was $106.9 million at March 31, 2012 and December 31, 2011 and $99.5 million at December 31, 2010. The model’s inputs reflect assumptions that market participants would use in pricing the instrument in a current period transaction. Inputs to the model included:

	December 31,
	2010	2011
Time to liquidity (in years)	0.5	2.0
Volatility	57%	53%
Discounted cash flow rate	14%	14%
Risk free interest rate	0.21%	0.25%
Marketability discount rate	20%	27%

Time to liquidity input was based on the Company’s estimate of when potential liquidity could be provided to stockholders. The volatility factor used was based on the average historic price volatility for publicly traded industry peers. The discounted cash flow rate used takes into consideration a company specific risk premium, market risk premium and an assumed risk free rate of return. The risk-free interest rate used was based on the yields of U.S. Treasury securities with maturities similar to time to liquidity. The marketability discount is used to factor in private companies are generally less liquid than a public company. The Company evaluated the inputs to the model as of March 31, 2012 and concluded that there were no significant changes.

The following table presents changes in financial instruments measured at fair value using Level 3 inputs:

Convertible Preferred Stock Warrant Liability
(In thousands)
Balance at December 31, 2009	$71
Unrealized gain included in other income (expense), net	(2)

Balance at December 31, 2010	69
Unrealized gain included in other income (expense), net	48

Balance at December 31, 2011	117
Unrealized gain included in other income (expense), net (unaudited)	—

Balance at March 31, 2012 (unaudited)	$117

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits with commercial banks in checking, interest-bearing and demand money market accounts. The Company invests in marketable securities consisting primarily of certificates of deposit, money market funds, corporate securities, commercial paper, U.S. government-backed securities and U.S. treasury notes. These securities are classified as available-for-sale and carried at estimated fair value, based upon quoted market prices, with unrealized gains and losses reported as part of accumulated other comprehensive income (loss), a separate component of stockholders’ deficit. The Company may liquidate any of these investments in order to meet the Company’s liquidity needs in the next year.

Realized gains and losses from the sale of marketable securities are calculated using the specific-identification method. Realized gains and losses and declines in value judged to be other-than-temporary are included in interest income, net in the consolidated statements of operations. To date, the Company has not recorded any impairment charges on its marketable securities related to other-than-temporary declines in market value. In determining whether a decline in market value is other-than-temporary, various factors are considered, including whether the decline is attributed to a change in credit risk, and whether it is more likely-than-not that the Company will hold the security for a period of time sufficient to allow for an anticipated recovery in market value. The Company had no realized gains or losses for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012.

Restricted Cash

Restricted cash at December 31, 2011 and March 31, 2012, consisted of $0.2 million related to standby letters of credit issued in connection with an operating lease for the Company’s corporate headquarters. Restricted cash at December 31, 2010 consisted of $0.5 million related to standby letters of credit issued in connection with an operating lease for the Company’s corporate headquarters and a shipment of clinical materials from the Company’s third party manufacturer.

Property and Equipment, Net

Property and equipment is stated at cost, less accumulated depreciation and amortization, and depreciated over the estimated useful lives of the respective assets of three years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful lives or the noncancelable term of the related lease. Maintenance and repair costs are charged as expense to the statements of operations as incurred.

Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. To date, the Company has not recorded any impairment charges on its long-lived assets.

The Company’s intangible assets consist of intellectual property and know-how acquired, related to developed technology for antibody production, as part of the Company’s acquisition of Celscia Therapeutics, Inc., effective January 12, 2004. Such intellectual property and know-how acquired provides the Company with alternative future use in other research projects. The intellectual property and know-how acquired of $1.0 million is being amortized over the estimated useful life of the technology, which the Company estimates to be nine years. For each of the years ended December 31, 2009, 2010 and 2011, the Company recorded amortization expense of $0.1 million. For the three month periods ended March 31, 2011 and 2012, the Company recorded amortization expense of $28,000. The estimated remaining future amortization expense to be recorded in the year ended December 31, 2012 is $111,000.

Convertible Preferred Stock Warrant Liability

The Company classifies its outstanding warrants exercisable into shares of the Company’s Series B-2 convertible preferred stock as other liabilities, long term and adjusts the instruments to fair value at the end of each reporting period. At the end of each reporting period, changes in the fair value of the warrant liability during the period are recorded as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or conversion of the warrants into warrants to purchase common stock, at which time the liability would be reclassified to additional paid-in capital.

Research and Development Expenses

Development costs incurred in the research and development of new products are expensed as incurred, including expenses that may or may not be reimbursed under research and development collaboration arrangements. Research and development costs include, but are not limited to, salaries, benefits, stock-based compensation, laboratory supplies, allocated overhead, fees for professional service providers and costs associated with product development efforts, including preclinical studies and clinical trials. Research and development expenses under collaborative agreements approximate or exceed the revenue recognized under such agreements.

The Company estimates preclinical study and clinical trial expenses based on the services performed, pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on its behalf. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the receipt of the related services are recorded as prepaid expenses until the services are rendered.

Revenue Recognition

The Company recognizes revenue when: (i) persuasive evidence of an arrangement exists, (ii) transfer of technology has been completed, delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. Payments received in advance of work performed are recorded as deferred revenue and recognized when earned.

Multiple Element Arrangements

The Company evaluates revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. Management considers whether components of an arrangement represent separate units of accounting based upon whether certain criteria are met, including whether the delivered element has stand-alone value to the customer. To date, all of the Company’s research and development collaboration and license agreements have been assessed to have one unit of accounting. Up-front and license fees received for a combined unit of accounting are deferred and recognized ratably over the projected performance period. Nonrefundable fees where the Company has no continuing performance obligations are recognized as revenue when collection is reasonably assured and all other revenue recognition criteria have been met.

On January 1, 2011, the Company adopted on a prospective basis Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, which amends the criteria related to identifying separate units of accounting and provides guidance on how an arrangement should be separated and the consideration allocated. The adoption of the standard did not impact the Company’s financial position or results of operations as of and for the year ended December 31, 2011 or the quarter ended March 31, 2012 as the Company did not enter into any new arrangements or materially modify any existing arrangements in those periods. However, the adoption of this standard may result in revenue recognition patterns for future agreements that are materially different from the Company’s existing multiple-element arrangements.

Research and Development Services

Internal and external research and development costs incurred in connection with collaboration agreements are recognized as revenue in the same period as the costs are incurred and are presented on a gross basis because the Company acts as a principal, has the discretion to choose suppliers, bears credit risk and performs at least part of the services.

Milestones and Other Contingent Payments

On January 1, 2011, the Company elected to prospectively adopt the milestone method as described in Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2010-17, Milestone Method of Revenue Recognition. Under the milestone method, contingent consideration received from the achievement of a substantive milestone will be recognized in its entirety in the period in which the milestone is achieved. A milestone is defined as an event having all of the following characteristics: (i) there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved, (ii) the event can only be achieved based in whole or in part on either the company’s performance or a specific outcome resulting from the company’s performance and (iii) if achieved, the event would result in additional payments being due to the company.

The Company’s future research and development and license agreements may provide for payments to be paid to the Company upon the achievement of development milestones or success fees. Given the challenges inherent in developing biologic products, there may be substantial uncertainty as to whether any such milestones would be achieved at the time the agreements are executed. In addition, the Company will evaluate whether the development milestones meet all of the conditions to be considered substantive. The conditions include: (1) the consideration is commensurate with either of the following: (a) the vendor’s performance to achieve the milestone or (b) the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (2) it relates solely to past performance and (3) it is reasonable relative to all the deliverables and payment terms within the arrangement. If the Company considers the development milestones to be substantive revenue related to such future milestone payments will be recognized as the Company achieves each milestone. The election to adopt the milestone method did not impact the Company’s financial position or results of operations as of and for the year ended December 31, 2011, or the three month period ended March 31, 2012, as the Company did not receive any milestone payments in those periods, and no milestones payments, as defined, are included in any of the Company’s existing collaboration arrangements as of December 31, 2011 and March 31, 2012.

Prior to the adoption of ASU No. 2010-17, milestone payments that were contingent upon the achievement of substantive at-risk performance criteria were recognized in full upon achievement of those milestone events in accordance with the terms of the related agreement and assuming all other revenue recognition criteria were met. All revenue recognized to date under our collaborative agreements has been nonrefundable.

Stock-Based Compensation Expense

The Company measures employee and director stock-based compensation expense for stock awards at the grant date, based on the fair value-based measurement of the award, and the expense is recorded over the related service period, generally the vesting period, net of estimated forfeitures. The Company calculates the fair value-based measurement of stock options using the Black-Scholes valuation model and the single-option method and recognizes expense using the straight-line attribution approach.

Income Taxes

The Company accounts for income taxes under an asset-and-liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes measured by applying enacted tax rates and laws that will be in effect when the differences are expected to reverse, net operating loss carryforwards and tax credits. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes.

Comprehensive Loss

Comprehensive loss includes the net loss and all changes in stockholders’ deficit during a period, except for those changes resulting from investments by stockholders or distributions to stockholders. Other comprehensive income (loss) consists solely of unrealized gains (losses) on marketable securities.

Net Loss Per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per common share is computed by dividing the net loss by the weighted-average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included in the calculation of diluted net loss per common share when their effect is dilutive.

The Company’s potential dilutive securities which include convertible preferred stock, unvested restricted stock, stock options, and warrants have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share and be antidilutive. Therefore, the denominator used to calculate both basic and diluted net loss per common share is the same in all periods presented.

The following shares of outstanding potentially dilutive securities have been excluded from the computations of diluted net loss per common share as the effect of including such securities would be antidilutive:

	December 31,			March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Convertible Preferred Stock	37,954,843	37,954,843	37,954,843	37,954,843	37,954,843
Unvested Common Stock	846,352	614,005	495,163	583,690	259,250
Warrants to purchase Preferred Stock	138,889	138,889	138,889	138,889	138,889
Options to purchase Common Stock	3,706,465	3,429,104	3,869,007	3,750,729	3,433,696

	42,646,549	42,136,841	42,457,902	42,428,151	41,786,678

Deferred Rent

The Company records its costs under facility operating lease agreements as rent expense. Rent expense is recognized on a straight-line basis over the non-cancelable term of the operating lease. The difference between the actual amounts paid and amounts recorded as rent expense is recorded to deferred rent.

Segment Reporting

The Company’s operating segments are determined based upon the way the business is organized for making operating decisions and assessing performance. The Company has only one operating segment related to the development of pharmaceutical products.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. While this ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands the existing disclosure requirements of ASC Topic 820, Fair Value Measurement and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards, which could change how fair value measurement guidance in ASC 820 is applied. The Company adopted ASU No. 2011-04 on January 1, 2012, as required. The adoption of this new guidance on a prospective basis did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. This ASU gives an entity the option to present the total of comprehensive income (loss), the components of net income (loss), and the components of other comprehensive income (loss) either in a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements. The Company adopted ASU No. 2011-05 on January 1, 2012 on a retrospective basis as required and has presented its comprehensive loss and the components of net loss and other comprehensive income (loss) in a single continuous statement of comprehensive income (loss).

3. Investments

Investments consist of the following:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2012 (unaudited)
Money market funds	$4,575	$—	$—	$4,575
Corporate securities	2,254	—	—	2,254
U.S. government-backed securities	7,034	—	—	7,034
U.S. treasury note	511	—		511

Total investments	$14,374	$—	$—	$14,374

Reported as:
Cash and cash equivalents				$4,370
Marketable securities				9,799
Restricted cash				205

Total investments				$14,374

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2011
Money market funds	$2,975	$—	$—	$2,975
Corporate securities	6,024	—	(2)	6,022
U.S. treasury notes	3,049	—	—	3,049
U.S. government-backed securities	5,435	1		5,436

Total investments	$17,483	$1	$(2)	$17,482

Reported as:
Cash and cash equivalents				$2,768
Marketable securities				14,509
Restricted cash				205

Total investments				$17,482

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2010
Money market funds	$7,529	$—	$—	$7,529
Commercial paper	6,748	1	—	6,749
Corporate securities	7,478	—	(3)	7,475
U.S. government-backed securities	10,678	1	(2)	10,677
U.S. treasury notes	1,274	—	—	1,274

Total investments	$33,707	$2	$(5)	$33,704

Reported as:
Cash and cash equivalents				$8,369
Marketable securities				24,852
Restricted cash				483

Total investments				$33,704

As of December 31, 2011 and March 31, 2012, all securities have remaining contractual maturities of less than one year and were in an unrealized loss position for less than one year. The unrealized losses were not attributed to credit risk. Based on the nature of the securities, the extent and duration of the unrealized losses and the fact that it is more likely than not that the Company will hold these investments for a period of time sufficient for a recovery of the cost basis, the Company concluded that the unrealized losses in the investment securities are not other-than-temporary.

4. Property and Equipment

Property and equipment consists of the following:

	December 31		March 31,
	2010	2011	2012
(In thousands)			(unaudited)
Laboratory equipment	$1,259	$1,508	$1,472
Computer equipment and software	401	421	421
Leasehold improvements, furniture and fixtures	1,087	1,282	1,282

	2,747	3,211	3,175
Accumulated depreciation and amortization	(2,300)	(2,784)	(2,826)

Property and equipment, net	$447	$427	$349

Depreciation and amortization expense for the years ended December 31, 2009, 2010 and 2011, was $0.7 million, $0.7 million and $0.5 million, respectively. Depreciation and amortization expense for the three months ended March 31, 2011 and 2012 was $164,000 and $57,000, respectively.

5. Research and Development Collaboration and License Agreements

The following table presents a summary of revenues from significant collaboration partners as a percentage of the Company’s total revenues:

	December 31			March 31,
	2009	2010	2011	2011	2012
Sanofi	—%	100%	100%	100%	100%
Novartis	49%	—%	—%	—%	—%
Other	51%	—%	—%	—%	—%

Sanofi

In January 2010, the Company and Sanofi entered into an agreement for the development and commercialization of KB001-A, an investigational new biologic for the treatment or prevention of Pseudomonas aeruginosa (Pa) infections (the Sanofi agreement). Under the terms of the Sanofi agreement, the Company received an initial upfront non-refundable payment of $35 million and received an additional non-refundable payment of $5 million that represented a second installment of the upfront fees due to the Company under the agreement upon completion of a sublicense negotiation with a third party in August 2011. The Company may also receive development, regulatory and commercial contingent payments for a potential further $250 million, as well as royalties on eventual product sales, if any. These contingent payments do not meet the definition of milestones since they are based solely on Sanofi’s performance and therefore, the milestone method will not be applied to these payments. Sanofi will be responsible for the development and commercialization of KB001-A in all indications other than those retained by the Company, including the prevention of ventilated associated pneumonias caused by Pa. The Company retains rights to develop and commercialize KB001-A for use in treating patients with cystic fibrosis or bronchiectasis, an obstructive lung disease aggravated by bacterial infections. Sanofi has the option to acquire development and commercialization rights to the Company’s indications for KB001-A either (i) outside the United States or (ii) worldwide with a co-development and joint marketing arrangement in the United States. The agreement will remain in effect until the expiration of all of Sanofi’s royalty obligations to the Company. Sanofi may terminate the agreement for convenience, and either Sanofi or the Company may terminate the agreement for material breach of the agreement by the other party. In the event Sanofi terminates the agreement for convenience or the Company terminates due to Sanofi’s material breach, worldwide rights to develop, manufacture and commercialize KB001-A revert back to the Company. In the event Sanofi terminates the agreement for the Company’s material breach, Sanofi will be entitled to deduct any damages awarded against future contingent payments and royalties. The upfront payment of $40 million is being recognized over the estimated period of the Company’s substantive performance obligations under the arrangement. For the years ended December 31, 2010 and 2011, the Company estimated that substantive performance obligations under the arrangement would be completed by March 31, 2012. During the three-month period ended March 31, 2012, the Company and Sanofi agreed to amend the 2010 agreement as Sanofi requested that the Company perform additional services. Therefore, in the three-month period ended March 31, 2012, the Company revised its estimate to reflect that the substantive performance obligations under the arrangement were then expected to be completed by June 30, 2012.

Under the terms of the Sanofi agreement, the Company receives specified research and development funding for services performed in connection with KB001-A research and development efforts. Reimbursements received by the Company for these services are recorded as contract revenues when earned as the related services are provided.

Revenue recognized under the Sanofi agreement was as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
(In thousands)			(unaudited)
Contract revenue:
Amortization of upfront fees	$15,393	$18,977	$3,870	$2,816
Reimbursement for development-related activities	2,319	1,278	449	202

Total contract revenue	$17,712	$20,255	$4,319	$3,018

Novartis

In August 2005, the Company and Novartis and Novartis Institute for Functional Genomics Inc., dba The Genomics Institute of the Novartis Research Foundation (GNF) entered into a three-year collaboration agreement for the discovery and development of antibodies for GNF (the collaboration agreement). GNF paid the Company setup fees for each antibody project. The Company deferred the setup fees and recognized the fees over the period required for the Company to fulfill all of its obligations with respect to the delivery of the antibodies. The setup fees were recognized as revenue on a straight-line basis, consistent with the level of effort, over the period of performance, which was the initial research collaboration term of three years. For the year ended December 31, 2009, the Company recognized contract revenue of $0.3 million related to the setup fees. No contract revenue was recognized in periods subsequent to December 31, 2009 related to this arrangement.

If GNF elects to continue the development of an antibody resulting from the collaboration, GNF or Novartis may be required to pay the Company contingent payments and royalties. No contingent or royalty payments have been received to date.

Other Research and Development Collaborations

The Company has research and development collaboration agreements with other collaborative partners wherein the Company receives reimbursement of research and development expenses, potentially followed by success fees, contingent payments and royalties. For the year ended December 31, 2009, the Company recognized contract revenue of $0.3 million related to a contingent payment. No contract revenue was recognized in periods subsequent to December 31, 2009 related to these arrangements.

6. Other Income

In November 2010, the Company received total cash grants of $1.0 million from the Internal Revenue Service under Section 48D of the Internal Revenue Code for the Qualified Therapeutic Discovery Project Program. The grants relate to certain research and development costs the Company incurred in 2009 in connection with its programs. As of December 31, 2010, the Company had incurred the associated expenses underlying the qualified investment and received certification from the Department of Treasury for each project awarded. As of December 31, 2010, there were no remaining performance obligations associated with the grants. The $1.0 million received has been included within other income (expense), net in the accompanying statement of comprehensive loss for the year ended December 31, 2010.

7. Preferred Stock Warrant Liability

In connection with a credit facility obtained in 2005, the Company issued warrants to purchase 55,556 shares of Series B-2 convertible preferred stock (Series B-2 Preferred) upon the signing of the credit facility agreement in October 2005 and 83,333 shares of Series B-2 Preferred upon drawdown of the loan in December 2006. The warrants were immediately exercisable upon issuance. The warrants expire on October 31, 2015. The exercise price per share is $1.44.

8. Commitments and Contingencies

Operating Lease

In January 2008, the Company entered into a noncancelable operating lease for its facilities in South San Francisco, California. The lease term commenced in February 2008 and expired in June 2011. In January 2011, the Company renewed the noncancelable operating lease. The lease term commenced in July 2011 and will expire in June 2014. In connection with the renewed lease, the Company issued a standby letter of credit for $205,000 for the deposit requirement under the terms of the lease. Rent expense is recognized on a straight-line basis over the term of the lease. The Company is also responsible for certain operating expenses. The lease provided a $195,000 allowance from the landlord for tenant improvements that was utilized in the year ended December 31, 2011. This amount has been included in deferred rent in the accompanying December 31, 2011 and March 31, 2012 balance sheets and is being amortized over the term of the lease, on a straight-line basis.

Future minimum lease payments are as follows as of December 31, 2011 (in thousands):

2012	$1,159
2013	1,207
2014	615

Total	$2,981

In January 2009, the Company entered into a sublease agreement, as amended in April 2009, with a third party to sublease a portion of the Company’s facility in South San Francisco, California. The sublease had a 29 month term that began February 1, 2009 and ended June 2011. In January 2011, the third party renewed the sublease for the term beginning July 2011 and ending June 2014. In August and December 2011, the third party amended the sublease to include additional space. In March 2012, the Company entered into a sublease agreement with another third party to sublease a portion of the Company’s facility in South San Francisco, California. The sublease has a 28 month term that began March 1, 2012 and ends June 2014.

Under the agreements, the Company will receive sublease payments as follows (in thousands):

2012	$1,037
2013	1,095
2014	553

Total	$2,685

The sublease income received will offset the Company’s future rent payments as shown above.

Rent expense, net of sublease income, was $535,000, $406,000, and $566,000 for the years ended December 31, 2009, 2010 and 2011, respectively and $98,000 and $56,000 for the three month periods ended March 31, 2011 and 2012, respectively. Sublease income was $308,000, $429,000, and $531,000 for the years ended December 31, 2009, 2010 and 2011, respectively and $107,000 and $221,000 for the three month periods ended March 31, 2011 and 2012, respectively.

Guarantees and Indemnifications

The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime.

The maximum amount of potential future indemnification is unlimited; however, the Company currently holds director and officer liability insurance. This insurance limits the Company’s exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

The Company has certain agreements with service providers with which it does business that contain indemnification provisions pursuant to which the Company typically agrees to indemnify the party against certain types of third-party claims. The Company accrues for known indemnification issues when a loss is probable and can be reasonably estimated. The Company would also accrue for estimated incurred but unidentified indemnification issues based on historical activity. As the Company has not incurred any indemnification losses to date, there were no accruals for or expenses related to indemnification issues for any period presented.

9. Convertible Preferred Stock and Stockholders’ Deficit

As of December 31, 2011 and March 31, 2012, the Company is authorized to issue two classes of capital stock, common stock, and preferred stock, of which 60,000,000 shares were designated as common stock and 39,108,536 shares were designated as preferred stock, each with a par value of $0.001 per share. See Note 13, Subsequent Events for discussion of the Company’s Series E preferred stock financing and concurrent changes in the Company’s capital stock.

Convertible Preferred Stock

In September and December 2008, the Company issued 6,230,569 shares and 3,616,166 shares, respectively, of Series D convertible preferred stock (Series D Preferred) at a price of $3.25 per share, for gross proceeds of $32.0 million. In March 2009, the Company issued 1,538,461 shares of Series D Preferred at a price of $3.25 per share, for gross proceeds of $5.0 million.

As of December 31, 2010 and 2011 and March 31, 2012, convertible preferred stock balances were as follows:

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Amount
			(In thousands)	(In thousands)
Series A	1,527,611	1,527,611	$1,835	$2,200
Series B-1	3,425,152	3,425,152	4,726	4,932
Series B-2	14,811,323	14,672,434	21,039	21,128
Series C	6,944,450	6,944,450	19,905	20,000
Series D	12,400,000	11,385,196	35,673	37,002

	39,108,536	37,954,843	$83,178	$85,262

As of December 31, 2010 and 2011 and March 31, 2012, the Company had five series of outstanding convertible preferred stock: Series A convertible preferred stock (Series A Preferred), Series B-1 convertible preferred stock (Series B-1 Preferred), Series B-2 Preferred, Series C convertible preferred stock (Series C Preferred) and Series D Preferred (collectively, the Preferred Stock). The Preferred Stock is initially recorded at fair value on the date of issuance, net of issuance costs. All shares of Preferred Stock are redeemable in the event of a change of control at the applicable original purchase price per share. As all Preferred Stock is redeemable upon an event outside the control of the Company (i.e., a change in control), the related amounts have been presented outside of stockholders’ deficit. The carrying value of Preferred Stock will be adjusted to redemption value if it becomes probable that a redemption will occur. Company management does not believe that redemption is probable based on current business conditions.

The redemption amount of outstanding Series A, Series B-1, Series B-2, Series C and Series D Preferred is equal to the applicable original purchase price of the stock, or $1.44, $1.44, $1.44, $2.88 and $3.25 per share, respectively.

The significant rights, privileges, and preferences of the Preferred Stock are as follows as of December 31, 2010 and 2011 and March 31, 2012:

Dividend Provisions

The holders of Series A, Series B-1 and Series B-2 Preferred are entitled to receive noncumulative dividends of $0.12 per year for each outstanding share held when, as, and if declared by the Board of Directors. The holders of Series C Preferred are entitled to receive noncumulative dividends of $0.2304 per year and the holders of Series D Preferred are entitled to receive noncumulative dividends of $0.26 per year for each outstanding share held when, as, and if declared by the Board of Directors. No dividends will be declared or paid to the holders of common stock until these dividends have been paid to the holders of the Preferred Stock.

Liquidation Preference

In the event of any liquidation, dissolution, winding up or change in control of the Company, the holders of Series D Preferred are entitled to receive a liquidation amount of $3.25 per share plus all declared but unpaid dividends prior and in preference to the holders of Series C, Series B-2, Series B-1 and Series A Preferred and the common stockholders. Following payment of this liquidation amount, if proceeds for distribution remain, the holders of Series C Preferred are entitled to receive a liquidation amount of $2.88 per share plus all declared but unpaid dividends prior and in preference to the holders of Series B-2, Series B-1 and Series A Preferred and the common stockholders. Following payment of these liquidation amounts, if proceeds for distribution remain, the holders of Series B-2 Preferred are entitled to receive a liquidation amount of $1.44 per share plus all declared but unpaid dividends prior and in preference to the holders of Series B-1 and Series A Preferred and the common stockholders. Following payment of these liquidation amounts, if proceeds for distribution remain, the holders of the Series B-1 and Series A Preferred are each entitled to receive a liquidation amount of $1.44 per share plus all declared but unpaid dividends prior and in preference to the common stockholders. Following payment of these liquidation amounts, the holders of the Series A, Series B-1, Series B-2, Series C and Series D Preferred and the common stockholders shall share in any remaining proceeds pro rata based on the number of shares held (assuming conversion of all Preferred Stock into common stock) until the holders of Series A, Series B 1 and Series B-2 Preferred have received an additional $2.88 per share (for a total of $4.32 per share), the holders of Series C Preferred have received an additional $4.32 per share (for a total of $7.20 per share) and the holders of Series D Preferred have received an additional $4.87 per share (for a total of $8.12 per share). Thereafter, any proceeds remaining for distribution would be distributed pro rata among the common stockholders.

Conversion Rights

Each share of Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into one fully paid and nonassessable share of common stock, subject to certain anti-dilution adjustments.

Each share of Preferred Stock, subject to certain anti-dilution adjustments, will be automatically converted into one fully paid and nonassessable share of common stock at the applicable conversion rate upon the earlier of: (i) the Company’s initial public offering with a pre initial public offering valuation of at least $225 million that results in gross proceeds to the Company of not less than $30 million; and (ii) the written consent or agreement of the holders of at least sixty percent of the then-outstanding Preferred Stock (voting together as a single class and not as separate series) provided, however, that if such a conversion is in connection with a liquidation event in which holders of Series D Preferred would receive an amount less than $8.12 per share, then the automatic conversion of each share of Series D Preferred requires the written consent or agreement of the holders of a majority of the then outstanding shares of Series D Preferred.

Subject to customary exceptions, the Company’s amended and restated certificate of incorporation provides anti-dilution protection for holders of the Company’s Preferred Stock in the event the Company issues additional shares of the Company’s common stock, options or rights to purchase the Company’s common stock or securities convertible into the Company’s common stock without consideration or at a price per share that is less than the then effective conversion price of any series of the Preferred Stock, which is referred to as a dilutive issuance. The Company’s amended and restated certificate of incorporation provides that the conversion price shall be adjusted to protect holders of the Preferred Stock from certain dilutive issuances based on a weighted average formula.

In addition to the anti-dilution protections described above, the conversion price of the Company’s Preferred Stock is subject to adjustments for stock splits, dividends and recapitalizations, among other things.

Voting Rights

The holder of each share of Preferred Stock shall have the right to one vote for each share of common stock into which such share of Preferred Stock could be converted. Additionally, specific protective provisions require that certain actions by the Company may be taken only upon the approval of the holders of at least sixty percent of the outstanding shares of Preferred Stock.

Election of Directors

The holders of Series A Preferred are entitled to elect two members of the Company’s Board of Directors, and the holders of Series B-2 Preferred are entitled to elect two members of the Company’s Board of Directors. All remaining members of the Company’s Board of Directors are elected by the holders of common stock and Preferred Stock, voting together as a single class on an as-if-converted to common stock basis.

Right of First Offer

Each holder of 1,000,000 shares of Preferred Stock (or the common stock issued upon conversion thereof) has the right to participate in certain future equity issuances of the Company in order to maintain their pro rata ownership percentage of the Company. The right expires upon the earlier of: (i) an initial public offering with a pre initial public offering valuation of at least $225 million and resulting in gross proceeds to the Company of not less than $30 million; and (ii) a change in control of the Company.

Right of First Refusal and Co-Sale

Holders of Preferred Stock have a secondary right of first refusal (if not exercised by the Company) and certain rights of co-sale with respect to certain shares of common stock held by common stockholders. The rights expire upon the earlier of: (i) an initial public offering with a pre initial public offering valuation of at least $225 million and resulting in gross proceeds to the Company of not less than $30 million; and (ii) a change in control of the Company.

Common Stock

At December 31, 2011, the Company has reserved the following shares of common stock for issuance in connection with:

Conversion of Series A Preferred	1,527,611
Conversion of Series B-1 Preferred	3,425,152
Conversion of Series B-2 Preferred	14,672,434
Exercise and conversion of Series B-2 Preferred warrants	138,889
Conversion of Series C Preferred	6,944,450
Conversion of Series D Preferred	11,385,196
Common stock available for grant of stock awards	3,602,958
Common stock options outstanding	3,869,007

45,565,697

2001 Stock Plan and Stock-Based Compensation

Under the Company’s 2001 Stock Plan (the Plan), the Company may grant shares and/or options to purchase up to 12,138,371 shares of common stock to employees, directors, consultants, and other service providers at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value for nonstatutory options. These options generally vest over four years, expire 10 years from the date of grant, and are generally exercisable at any time following the date of grant. Unvested options exercised are subject to the Company’s repurchase right that lapses as the options vest. At December 31, 2010, the Company had 133,842 shares at a weighted-average price of $0.25 per share subject to repurchase. At December 31, 2011 and March 31, 2012, the Company did not have any shares subject to repurchase.

Activity under the Plan is as follows:

	Shares Available for Grant	Number of Options Issued and Outstanding	Weighted-Average Exercise Price
Balances at December 31, 2008	3,245,696	2,691,123	$0.34
Stock awards	(376,000)	—
Options granted	(1,324,509)	1,324,509	0.34
Options canceled	274,835	(274,835)	0.29
Options exercised	—	(34,332)	0.20
Stock awards forfeited	40,834	—

Balances at December 31, 2009	1,860,856	3,706,465	0.28
Stock awards	(479,126)	—
Options granted	(517,750)	517,750	0.41
Options canceled	271,023	(271,023)	0.30
Options exercised	—	(524,088)	0.23

Balances at December 31, 2010	1,135,003	3,429,104	0.30
Additional shares authorized	3,250,000	—
Stock awards	(258,000)	—
Options granted	(1,156,000)	1,156,000	0.41
Options canceled	591,133	(591,133)	0.35
Options exercised	—	(124,964)	0.27
Stock awards forfeited	40,822	—

Balances at December 31, 2011	3,602,958	3,869,007	0.33
Options granted (unaudited)	(238,500)	238,500	0.61
Options canceled (unaudited)	599,019	(599,019)	0.38
Options exercised (unaudited)	—	(74,792)	0.38
Stock awards forfeited (unaudited)	39,250	—

Balances at March 31, 2012 (unaudited)	4,002,727	3,433,696	$0.34

Options vested and expected to vest at December 31, 2011		3,675,557	$0.33
Options vested and expected to vest at March 31, 2012 (unaudited)		3,262,011	$0.29

In February 2010, the Company granted awards to executive officers for a total of 545,000 shares of common stock. Awards of 203,000 shares of common stock vested in January 2011 based on the attainment in 2010 of certain agreed-upon performance milestones as determined by the Board of Directors. In January 2011, the Company granted awards to executive officers for a total of 505,000 shares of common stock. Awards of 206,500 shares of common stock vested in January 2012 based on the attainment in 2011 of certain agreed-upon performance milestones as determined by the Board of Directors. As such, the compensation related to these grants was measured based upon the fair-value-based measurement on the grant date of $0.41 per share and recorded over the related performance periods as the performance conditions were deemed probable of vesting in 2010 and 2011. The Company recorded total stock-based compensation expense of $132,000, $92,000 and $52,000 for the years ended December 31, 2009, 2010 and 2011, respectively, related to these stock awards. At December 31, 2010 and 2011, 490,000 shares and 505,000 shares of common stock were subject to repurchase related to these awards, respectively.

Additional information regarding options outstanding as of March 31, 2012 is as follows:

	Options Outstanding and Exercisable (unaudited)
Exercise Price	Number of Shares Outstanding	Weighted- Average Remaining Contractual Life (In Years)
$0.14	158,637	3.04
0.15	212,500	4.77
0.25	251,000	5.28
0.29	810,692	6.08
0.34	863,242	6.87
0.41	899,125	8.75
0.61	238,500	9.95

	3,433,696

Additional information regarding options outstanding as of December 31, 2011 is as follows:

	Options Outstanding and Exercisable
Exercise Price	Number of Shares Outstanding	Weighted- Average Remaining Contractual Life (In Years)
$0.14	158,637	3.29
0.15	217,500	5.02
0.25	312,667	5.56
0.29	891,278	6.34
0.30	16,664	0.80
0.34	926,304	7.14
0.41	1,345,957	9.05

	3,869,007

The weighted-average remaining contractual life of options exercisable at December 31, 2011 and March 31, 2012 is 6.4 years and 6.2 years, respectively. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2011 and March 31, 2012 was $1.1 million and $0.9 million, respectively. The aggregate intrinsic value of options vested and expected to vest, net of expected forfeitures, at December 31, 2011 and March 31, 2012 was $1.0 million with an average remaining contractual life of 7.2 years and $0.9 million with an average remaining contractual life of 7.0 years, respectively.

The Company estimated the fair value-based measurement of each stock award on the date of grant using the Black-Scholes option-pricing model. The Company does not believe that it is able to rely on its historical exercise and post-vesting termination activity to provide accurate data for estimating its expected term for use in determining the fair value-based measurement of its options. Therefore, the Company has opted to use the simplified method for estimating the expected term of its options. The risk-free interest rate assumptions are based on the yield of U.S. Treasury instruments with similar durations as the expected term of the related awards. The expected dividend yield assumption is based on the Company’s absence of dividend payouts. Expected volatility is based on the average volatility of a peer group of publicly traded entities. Forfeitures are estimated such that the Company only recognizes expense for those shares expected to vest, and adjustments are made if actual forfeitures differ from those estimates.

The weighted-average fair value-based measurement of employee and director stock options granted under the Company’s Plan in the years ended December 31, 2009, 2010 and 2011 and the three month periods ended March 31, 2011 and 2012, were $0.23, $0.30, $0.23, $0.23 and $0.33 per share, respectively. The fair value-based measurement of employee and director stock options granted under the Company’s Plan was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Expected term	6 years	6 years	6 years	6 years	6 years
Expected volatility	75-84%	87-88%	58-60%	60%	59%
Risk-free interest rate	1.9-2.9%	1.5-2.9%	1.9-2.7%	2.5%	1.4%
Expected dividend yield	0%	0%	0%	0%	0%

The Company has historically granted stock options at exercise prices not less than the fair market value of its common stock as determined by the board of directors based on input from management. The determination of the estimated fair value of the Company’s common stock on the date of grant is based on a number of objective and subjective factors including: recent sales of convertible preferred stock to investors; comparable rights and preferences of other outstanding equity securities; progress of research and development efforts and milestones attained; results of operations, financial position and levels of debt and available capital resources of the Company; perspective provided by valuation analyses of our stock performed by third party valuation specialists; and the likelihood of a liquidity event such as an initial public offering or the sale of the Company given prevailing market and biotechnology sector conditions.

Recent grant dates and the related exercise prices of stock options granted to employees and directors from January 1, 2011 through March 31, 2012 were as follows:

	Number of Shares Subject to Options Granted	Exercise Price	Fair Value Estimate per Common Share
January 26, 2011 – July 19, 2011	331,000	$0.41	$0.41
April 5, 2011	500,000	$0.41	$0.41
July 19, 2011	325,000	$0.41	$0.41
March 12, 2012	238,500	$0.61	$0.61

Total employee and director stock-based compensation expense recognized was as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
(In thousands)	2009	2010	2011	2011	2012
				(unaudited)
General and administrative	$170	$152	$93	$23	$9
Research and development	175	147	128	32	12

	$345	$299	$221	$55	$21

At December 31, 2011, the Company had $196,000 of total unrecognized compensation expense, net of estimated forfeitures, related to outstanding stock options that will be recognized over a weighted-average period of 2.6 years.

At March 31, 2012, the Company had $163,000 of total unrecognized compensation expense, net of estimated forfeitures, related to outstanding stock options that will be recognized over a weighted-average period of 2.7 years.

The total intrinsic value of options exercised in the years ended December 31, 2009, 2010 and 2011 and three month periods ended March 31, 2011 and 2012, was not significant.

10. Income Taxes

The benefit for income taxes in the year ended December 31, 2009 relates to a refundable research and development credit.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryovers and the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	Year Ended December 31,
(In thousands)	2009	2010	2011
Net operating losses	$25,235	$27,135	$26,699
Research and other credits	1,683	2,014	2,029
Deferred revenue	—	—	1,559
Other	722	1,051	750

Total deferred tax assets	27,640	30,200	31,037
Valuation allowance	(27,640)	(30,200)	(31,037)

Net deferred tax assets	$—	$—	$—

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 2009, 2010, and 2011 is as follows:

	2009	2010	2011
Statutory rate	(34.0)%	(34.0)%	(34.0)%
Nondeductible warrant expense	(0.4)%	—%	—%
Nondeductible stock compensation	0.4%	3.2%	2.6%
Therapeutic grants	1.2%	(10.4)%	—%
Other	0.1%	0.4%	0.4%
Valuation allowance	32.7%	40.8%	31.0%

Effective tax rate	0%	0%	0%

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Based upon the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be realizable. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $10.7 million, $2.6 million and $0.8 million during 2009, 2010 and 2011, respectively.

At December 31, 2011, the Company had federal net operating loss carryforwards of approximately $67.0 million, which expire in the years 2025 through 2030, and state net operating loss carryforwards of approximately $66.9 million, which expire in the years 2013 through 2028.

At December 31, 2011, the Company had federal research and development credit carryforwards of approximately $1.7 million, which expire in the years 2022 through 2031, and state research and development credit carryforwards of approximately $1.7 million. The state research and development credit carryforwards can be carried forward indefinitely.

During 2010, the Company completed a Section 382 study in accordance with the Internal Revenue Code of 1986, as amended, and similar state provisions. The study concluded that the Company has experienced several ownership changes since inception. This causes the Company’s utilization of its net operating loss and tax credit carryforwards to be subject to substantial annual limitations. These results are reflected in the above carryforward amounts and deferred tax assets. The Company’s ability to utilize its net operating loss and tax credit carryforwards may be further limited as a result of subsequent ownership changes. All such limitations could result in the expiration of carryforwards before they are utilized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	Amount
Beginning at January 1, 2009	$691
Additions based on tax positions related to current year	159

Balance at December 31, 2009	850
Additions based on tax positions related to current year	172

Balance at December 31, 2010	1,022
Additions based on tax positions related to current year	3

Balance at December 31, 2011	$1,025

There have been no interest or penalties related to unrecognized tax benefits recorded to date. The Company’s unrecognized tax benefits, if recognized, would not have an impact on the Company’s effective tax rate due to the full valuation allowance on the Company’s deferred tax assets. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next year. Because of net operating loss carryforwards, substantially all of the Company's tax years remain open to tax federal and state tax examination. The Company files income tax returns in the U.S. federal jurisdiction and California. The United States federal corporation income tax returns beginning with the 2000 tax year remain subject to examination by the Internal Revenue Service. The California corporation income tax returns beginning with the 2000 tax year remain subject to examination by the California Franchise Tax Board.

11. Employee Benefit Plan

The Company has established a 401(k) tax-deferred savings plan (the 401(k) Plan), which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company is responsible for administrative costs of the 401(k) Plan. The Company may, at its discretion, make matching contributions to the 401(k) Plan. No employer contributions have been made to date.

12. Restructuring Charges

For the year ended December 31, 2011, the Company initiated a reduction in workforce resulting in an aggregate restructuring charge of approximately $1.1 million, consisting of severance and benefit payments for terminated employees. The activity in the accrued restructuring balance, included within accrued compensation on the balance sheet, was as follows for the year ended December 31, 2011 and the three-month period ended March 31, 2012:

Amount
(In thousands)
Beginning at December 31, 2010	$—
Additions based on charges during the year	1,096
Deductions based on payments during the year	(641)

Balance at December 31, 2011	455
Deductions based on payments during the period (unaudited)	(455)

Balance at March 31, 2012 (unaudited)	$—

Of the $1.1 million restructuring charges, $0.9 million was included as part of research and development expenses and $0.2 million was included as part of general and administrative expenses in the consolidated statements of comprehensive loss for the year ended December 31, 2011.

13. Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 12, 2012, the day the financial statements were available to be issued.

Issuance of Series E Convertible Preferred Stock

On May 2, 2012, the Company issued 5,000,000 shares of Series E convertible preferred stock (Series E Preferred) at $3.40 per share, resulting in net proceeds of approximately $15.6 million.

As of May 2, 2012, the Company has 80,000,000 shares of common stock authorized and convertible preferred stock balances were as follows:

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Amount
			(In thousands)
Series A	1,527,611	1,527,611	$1,835	$2,200
Series B-1	3,425,152	3,425,152	4,726	4,932
Series B-2	14,811,323	14,672,434	21,039	21,128
Series C	6,944,450	6,944,450	19,905	20,000
Series D	11,385,196	11,385,196	35,673	37,002
Series E	22,058,823	5,000,000	15,561	17,000

	60,152,555	42,954,843	$98,739	$102,262

All shares of convertible preferred stock are redeemable in the event of a change of control at the applicable original purchase price per share. As all convertible preferred stock is redeemable upon an event outside the control of the Company (i.e., a change in control), the related amounts are presented outside of stockholders’ deficit. The carrying value of the convertible preferred stock will be adjusted to redemption value if it becomes probable that a redemption will occur. Company management does not believe that redemption is probable based on current business conditions. The redemption amount of outstanding Series A, Series B-1, Series B-2, Series C, Series D and Series E Preferred is equal to the applicable original purchase price of the stock, or $1.44, $1.44, $1.44, $2.88, $3.25 and $3.40 per share, respectively.

Following the issuance of the Series E Preferred, the significant rights, privileges, and preferences of the convertible preferred stock are as follows:

Dividend Provisions

Until the earlier of October 1, 2013 and the date on which there is an automatic conversion of all of the outstanding shares of convertible preferred stock, the holders of shares of each series of convertible preferred stock shall be entitled to receive noncumulative dividends prior and in preference to any declaration or payment of any dividend on the common stock at the applicable dividend rate, payable when, as and if declared by the Board of Directors, with any such dividend being paid pari passu among all of the then outstanding shares of convertible preferred stock until the dividend rate for each such outstanding share of convertible preferred stock has been paid in full. The dividend rate shall mean $0.12 per annum for each share of Series A, Series B-1 and Series B-2 Preferred, $0.2304 per annum for each share of Series C Preferred, $0.26 per annum for each share of Series D Preferred and $0.17 per annum for each share of Series E Preferred.

From October 1, 2013 to the date on which there is an automatic conversion of all of the outstanding shares of convertible preferred stock, the holders of Series E Preferred shall be entitled to receive cumulative dividends of $0.17 per share annually payable whether or not they have been declared by the Board of Directors. All such dividends shall accrue automatically on a daily basis and all accrued and unpaid dividends shall be fully paid quarterly prior to payment of any other dividend. If the dividends are not paid when they are due, the dividend rate increases from $0.17 to $0.34 per share annually until such dividends are paid in full. If other dividends are declared, such dividends shall first be paid pari passu among all of the then outstanding shares of Series A, Series B-1, Series B-2, Series C and Series D Preferred until the dividend rate for each such series has been paid in full.

Following the payment of dividends to the convertible preferred stockholders as described above, any declared dividends will be distributed among the holders of convertible preferred and common stock pro rata based upon the number of shares of common stock held by each determined on an as-if converted to common stock basis. No dividends have been declared to date.

Liquidation Preference

In the event of any liquidation, dissolution, winding up or change in control of the Company, the holders of Series E Preferred are entitled to receive a liquidation amount of $3.40 per share plus all cumulative and all declared but unpaid dividends prior and in preference to the holders of Series D, Series C, Series B-2, Series B-1 and Series A Preferred and the common stockholders. Following payment of this liquidation amount, if proceeds for distribution remain, the holders of Series D Preferred are entitled to receive a liquidation amount of $3.25 per share plus all declared but unpaid dividends prior and in preference to the holders of Series C, Series B-2, Series B-1 and Series A Preferred and the common stockholders. Following payment of this liquidation amount, if proceeds for distribution remain, the holders of Series C Preferred are entitled to receive a liquidation amount of $2.88 per share plus all declared but unpaid dividends prior and in preference to the holders of Series B-2, Series B-1 and Series A Preferred and the common stockholders. Following payment of these liquidation amounts, if proceeds for distribution remain, the holders of Series B-2 Preferred are entitled to receive a liquidation amount of $1.44 per share plus all declared but unpaid dividends prior and in preference to the holders of Series B-1 and Series A Preferred and the common stockholders. Following payment of these liquidation amounts, if proceeds for distribution remain, the holders of the Series B-1 and Series A Preferred are each entitled to receive a liquidation amount of $1.44 per share plus all declared but unpaid dividends prior and in preference to the common stockholders. Following payment of these liquidation amounts, the convertible preferred and the common stockholders shall share in any remaining proceeds pro rata based on the number of common shares held by each, determined on an as-if converted to common stock basis, until the holders of Series A, Series B 1 and Series B-2 Preferred have received an additional $2.88 per share (for a total of $4.32 per share), the holders of Series C Preferred have received an additional $4.32 per share (for a total of $7.20 per share), the holders of Series D Preferred have received an additional $4.87 per share (for a total of $8.12 per share) and the holders of Series E Preferred have received an additional $5.10 per share (for a total of $8.50 per share). Thereafter, any proceeds remaining for distribution would be distributed pro rata among the common stockholders.

Conversion Rights

Each share of preferred stock is convertible, at the option of the holder, at any time after the date of issuance, into one fully paid and nonassessable share of common stock, subject to certain anti-dilution adjustments. Each share of preferred stock, subject to certain anti-dilution adjustments, will be automatically converted into one fully paid and nonassessable share of common stock upon the earlier of: (i) the Company’s initial public offering with a pre initial public offering valuation of at least $225 million that results in gross proceeds to the Company of not less than $30 million, (ii) the date on which a registration statement on Form S-1 registering shares of common stock issued upon conversion of preferred stock for re-sale by stockholders becomes effective, or (iii) the date specified by written consent or agreement of the holders of not less than sixty percent of the then outstanding shares of convertible preferred stock; provided, however, that (x) if such conversion is in connection with a liquidation event in which holders of Series D Preferred would receive an amount less than $8.12 per share, then the automatic conversion of each share of Series D Preferred shall also require the written consent or agreement of the holders of not less than a majority of the then outstanding shares of Series D Preferred and (y) the automatic conversion of each share of Series E Preferred shall also require the written consent or agreement of the holders of not less than sixty percent of the then outstanding shares of Series E Preferred.

Voting Rights

The holder of each share of convertible preferred stock shall have the right to one vote for each share of common stock into which such share of preferred stock could be converted. Additionally, specific protective provisions require that certain actions by the Company such as the consummation of a liquidation event may be taken only upon the approval of the holders of at least sixty percent of the outstanding shares of convertible preferred stock.

Election of Directors

The holders of convertible preferred stock are entitled to elect two members of the Company’s Board of Directors. All remaining members of the Company’s Board of Directors are elected by the holders of common and convertible preferred stock, voting together as a single class, on an as-if converted to common stock basis.

Right of First Offer

Each holder of 1,000,000 shares of convertible preferred stock (or the common stock issued upon conversion thereof) has the right to participate in certain future equity issuances of the Company in order to maintain their pro rata ownership percentage of the Company. The right expires upon the earlier of: (i) an initial public offering with a pre initial public offering valuation of at least $225 million and resulting in gross proceeds to the Company of not less than $30 million; (ii) the date on which a registration statement on Form S-1 registering shares of common stock issued upon conversion of preferred stock for re-sale by stockholders becomes effective, or (iii) the consummation of a liquidation event of the Company.

Right of First Refusal and Co-Sale

Holders of convertible preferred stock have a secondary right of first refusal (if not exercised by the Company) and certain rights of co-sale with respect to certain shares of common stock held by common stockholders. The rights expire upon the earlier of: (i) an initial public offering with a pre initial public offering valuation of at least $225 million and resulting in gross proceeds to the Company of not less than $30 million; (ii) the date on which a registration statement on Form S-1 registering shares of common stock issued upon conversion of preferred stock for re-sale by stockholders becomes effective, (iii) the consummation of a liquidation event, and (iv) the date specified by written consent or agreement of the holders of not less than sixty percent of the then outstanding convertible preferred stock.

2012 Equity Incentive Plan

The Company’s board of directors adopted the terms and conditions of our 2012 Equity Incentive Plan in May 2012. The Company’s 2012 Equity Incentive Plan will replace the 2001 Stock Plan. No further awards will be made under the 2001 Stock Plan after this registration. However, the options outstanding after this registration under the 2001 Stock Plan will continue to be governed by its existing terms.

Share Reserve. Following the date when our board of directors reserves a fixed number of shares of our common stock for issuance under the 2012 Equity Incentive Plan, the number of shares reserved for issuance under the plan will be increased automatically on January 1 of each fiscal year, starting with fiscal 2013 and ending in fiscal year 2022, by a number to be determined by our board of directors.

In general, to the extent that awards under the 2012 Equity Incentive Plan are forfeited or lapse without the issuance of shares, those shares will again become available for awards. In addition, shares subject to awards outstanding under our 2001 Stock Plan that are forfeited or lapse without shares being issued after this registration will be available for awards under the 2012 Equity Incentive Plan. All share numbers described in this summary of the 2012 Equity Incentive Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a subdivision of the outstanding common stock, a declaration of a dividend payable in common stock or a combination or consolidation of the outstanding shares of common stock (by reclassification or otherwise) into a lesser number of shares of common stock.

Administration. The Company’s board of directors intends to administer the 2012 Equity Incentive Plan. The board of directors has complete discretion to make all decisions relating to the plan and outstanding awards.

Eligibility. Employees, members of the Company’s board of directors who are not employees and consultants are eligible to participate in our 2012 Equity Incentive Plan.

Types of Award. Our 2012 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock;

•	stock units; and

•	performance cash awards.

Change of Control. Our 2012 Equity Incentive Plan provides that in the event of a change of control, as defined under the 2012 Equity Incentive Plan, each outstanding award will be treated as the board of directors determines. The board of directors may provide, in an individual award agreement or in any other written agreement between a participant and the Company, that an award will be subject to additional acceleration of vesting and exercisability in the event of a change in control.

Amendments or Termination. The board of directors may amend or terminate the 2012 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law, regulation or rule. The 2012 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.